SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 19, 2017

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                )

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Shelf Offering Report - Partner Communications Company Ltd.

English Translation-for convenience only
The Hebrew version shall be the binding version

July19, 2017

Partner Communications Company Ltd.
(hereinafter: "the Company" or "Partner")

Shelf Offering Memorandum

Pursuant to the Company's shelf prospectus of June 3, 2015 (hereinafter: "the Shelf Prospectus" or "the Prospectus"), the validity of which was extended until June 2, 2018, as reported by the Company on May 22, 2017 (reference no.: 2015-02-038100 and 2017-02-042673, respectively), and pursuant to the provisions of the Israel Securities Regulations (Shelf Offering of Securities), 5766 – 2005 (hereinafter: "Shelf Offering Regulations"), the Company is pleased to publish herewith a shelf offering memorandum for the issue and listing of the Offered Securities, as defined hereunder (hereinafter: "the Shelf Offering Memorandum" or "the Offering Memorandum" or "the Memorandum") for trading on the Tel-Aviv Stock Exchange Ltd. (hereinafter: "the TASE"):

American Depositary Shares (hereinafter: "ADS") of the Company (with each ADS representing one share of the Company), which are listed for trading on the NASDAQ Capital Market under the ticker "PTNR." Additionally, shares of the Company are listed for trading on the  TASE under the ticker "Partner" and three series of debentures of the Company listed for trading on the TASE under the symbol "Partner K3", "Partner K4" and "Partner K5" pursuant to a listing document by virtue of the provisions regarding dual listing in Chapter E.3. of the Israel Securities Law, 5728 – 1968 (hereinafter: "Securities Law") and the regulations instituted by virtue thereof. The Company's current reports are in accordance with the law in the United States and are in English, and are in accordance with the dual listing rules prescribed in Chapter E.3. of the Securities Law and the regulations instituted by virtue thereof. The Company shall also continue to report according to the dual listing rules subsequent to the issuance pursuant to this Shelf Offering Memorandum.

As set forth in section 1.3.4 of the Shelf Prospectus, the Company undertook that as of the date of issuance of its debentures to the public, solely in Israel, the Company shall be subject, to reporting duties in accordance with the hybrid disclosure model, as defined in the Shelf Prospectus. Therefore, as of the date of issuance of the debentures (Series F) to the public, this model will apply. According to the model, the Company is required to examine the existence of "warning signs" as defined in the Securities Regulations (Periodic and Immediate Reports), 5730-1970, and to the extent that there are warning signs it must provide disclosure as specified in section 1.3.7 of the Shelf Prospectus1.

The Memorandum includes supplementary information (either in the Memorandum or by way of referral) about material developments in the Company since the date of the Shelf Prospectus, and additional information that is required pursuant to the United States Securities Act of 1933, as amended from time to time (hereinafter: "Securities Act") and the rules and regulations of the United States Securities and Exchange Commission that would have applied, had the offering of securities as stated been registered under the Securities Act using the Form F-3 registration statement, including updated financial information based on the rules and requirements of the United States Securities and Exchange Commission in Item 8 of Form 20-F, and this, in addition to the details required pursuant to the Shelf Offering Regulations. In accordance with the opinion that the Company received from a US law firm (hereinafter: "the US Lawyer"), the Memorandum complies with the requirements of Form F-3 that would be relevant to the Company pertaining to the registration of the offered securities under the Securities Act, if the Company were to offer the offered securities under a registration statement filed pursuant to the Securities Act, apart from the sections of the Offering Memorandum that are in Hebrew, and apart from the fact that particular clauses and appendices would have been included in Form F-3 that are not included in the Offering Memorandum and that are technical in nature and are immaterial to the matter of offering securities to the public in Israel.

1 In accordance with the position of the Securities Authority published on July 9, 2017, in the event of such warning signs being met, the Company will report an immediate report entitled "Commencement of reports according to the Hybrid Disclosure Model", which concerns notification of a change in the reporting regime as detailed in section 1.3.7 of the Shelf Prospectus.

The offering of the offered securities by the Company within the scope of this Shelf Offering Memorandum (hereinafter: "the Offered Securities") shall be done solely in Israel and shall not be done in the United States and/or to US Persons, as this term is defined in Regulation S under the Securities Act, as amended from time to time (hereinafter: "Regulation S"), and this, according to the conditions of the exemption from the listing requirements pursuant to Category 1 of Regulation S.

The Offered Securities may be resold in reliance on Rule 904 of Regulation S, whereby, the Offered Securities may be resold on the TASE by any person (excluding resales by the Company, a distributor, any of their respective affiliates (except any officer or director who is an affiliate solely by virtue of holding such position), or any person acting on behalf of any of them), without imposing any blocking period or other restriction, provided that: (1) the offering is not made to a person in the United States; (2) the seller and anyone acting on its behalf did not know that the transaction has been organized in advance with a purchaser in the United States; and (3) No  Directed Selling Efforts, as this term is defined in Regulation S, shall be done in the United States by the seller, an affiliate or by any person acting on its behalf.

The Company has provided the TASE with an opinion of the US Lawyer according to which, based on the assumptions, reservations and limitations in the opinion, the offering in accordance with the Shelf Offering Memorandum is exempt from the registration requirements of the Securities Act and that in accordance with Regulation S the securities that are offered according to This Offering Memorandum will be eligible for  resale on the TASE by any person (except as and subject to that detailed above).

Any purchaser of the Offered Securities pursuant to the Memorandum shall be deemed as a party who declared: (i) that it is not located in the United States and that it is not a US Person; (ii) that it is not purchasing the Offered Securities for or on behalf of a US Person or any person located in the United States; (iii) that it was not staying in the United States when it submitted an application to purchase or when it purchased the Offered Securities; and (iv) that it is not purchasing the Offered Securities with an intention to carry out a "distribution" of the said Securities in the United States (as this term is defined in the US securities laws).

Pursuant to that stated above, the "Distributors" (as this term is defined in footnote 14 of section 13.1 of the Memorandum) have undertaken that they shall offer the Offered Securities solely in Israel and only to persons that are not a US Person and that they did not and shall not perform any action or publish any advertisement in the United States pertaining to the promotion of the sale of the Offered Securities.

Solely the laws of the State of Israel shall apply to this Memorandum and no other laws whatsoever shall apply; solely the competent courts in Israel and they alone shall have sole jurisdiction in relation to any matter pertaining to the said matters; and the offerees, by consenting to purchase the Offered Securities, are accepting this sole jurisdiction and this choice of law.

The Shelf Prospectus and the Shelf Offering Memorandum were not filed with the United States Securities and Exchange Commission. The Offered Securities shall not be registered under the Securities Act in the United States, and any person purchasing Securities pursuant to this Shelf Memorandum shall be allowed to offer, sell, pledge or transfer the said Securities in any other way solely: (i) pursuant to Regulation S; (ii) pursuant to an effective registration statement filed under the Securities Act; or (iii) pursuant to an exemption from the registration requirements of the Securities Act. The Company is not undertaking to register the Securities for offer or sale in the United States under the Securities Act.

A decision to purchase the Offered Securities should be reached solely relying on the information contained (including by way of referral) in the Shelf Prospectus and in the Shelf Offering Memorandum. The Company did not allow any person or other body to furnish information that differs from that specified in the Shelf Prospectus or in this Memorandum. The Shelf Prospectus and This Memorandum do not constitute an offering of Securities in any other country apart from in the State of Israel.

The terms used in this Shelf Offering Memorandum shall have the definitions ascribed to them in the Shelf Prospectus, unless otherwise stated.

1.	The Offered Securities

1.1
Up to NIS 300,000,000 par value,  registered debentures (Series F) of NIS 1 par value each, bearing fixed  annual interest at a  rate to be determined in the tender and not to exceed 2.16% and are not linked (principal and interest)[2] to any linkage base (hereinafter: "the Debentures (Series F)" or "the Debentures").

1.2	The principal of the debentures will be repayable in five equal annual payments at a rate of twenty percent each to be paid on June 25 of each of the years 2020 to 2024 (inclusive).

1.3
The balance of the unpaid principal of the Debentures, as it shall be from time to time, shall bear fixed annual interest at a rate to be determined in the tender (hereinafter:  "the Base Interest"). The interest in respect of the Debentures will be paid twice a year, on December 25 and on June 25 of each of the years 2017 to 2024 (inclusive) for the six (6) month period ended on the payment date (excluding the first interest period as detailed below) so that the first payment will be paid on December 25, 2017 and the last payment will be paid on June 25, 2024. All this except for payment in respect of the first interest period that will be paid on December 25, 2017, in respect of which the interest will be paid for the period beginning on the trading day following the date of the tender to the public and ending on the first payment date of the interest, calculated on the basis of 365 days a year, according to the number of days during this period. The interest payment to be paid on each interest payment date will be calculated according to the annual interest rate divided by 2 (the number of payments per year). The final payment of the interest on the principal of the Debentures (Series F) shall be paid together with the final payment on the principal's account of the Debentures (Series F), against the delivery of the Debenture certificates (Series F) to the Company.

1.4
In the framework of an immediate report to be published by the Company on the results of the tender for the issuance of the Debentures (Series F), the Company will announce the interest rate to be determined in the tender, the interest rate for the first interest period of the Debentures (Series F) and the annual and semi-annual interest rate to be paid.

2 In accordance with the provisions of the TASE rules and regulations, it is not possible to change the linkage method.

1.5
As part of the Deed of Trust in connection with the Debentures (Series F) (as defined in section 6.1 below), it was determined that subject to the terms set forth in section 2.4 of the Deed of Trust, the Company may, from time to time, at its sole discretion, without obtaining approval from the trustee for Debentures (Series F) and /or the holders of the Debentures (Series F) existing at that time, to expand the Debentures (Series F) (whether in a private offering, whether as part of a prospectus, whether pursuant to a shelf offering report or otherwise), including to a related holder, at any price and in any manner that the Company deems fit, including a discount or premium rate (including no discount or no premium) that differs from the discount rate of the debentures outstanding at that time (insofar as there will be). If the discount rate to be determined for the Debentures (Series F) due to the increase in the series will be different from the discount rate of the Debentures (Series F) outstanding at that time, the Company will, prior to increasing the series of Debentures (Series F) apply to the tax authority to receive its approval that in respect of the withholding tax from the discount fees in respect of the said Debentures, a uniform discount rate will be determined for the said Debentures according to a formula that weighs the various discount rates in Series F, if any, in accordance with the provisions set out in section 2.4.1 of the Deed of Trust.

1.6
The Debentures (Series F) that will be in circulation and additional debentures of the same series, which will be issued (if any) as stated in section 1.5 above, shall constitute (from the date of their issuance) one series for all intents and purposes.

1.7
If, after the initial issuance date of the Debentures (Series F), the series of Debentures will be extended by the Company, the Debenture holders (Series F) which will be issued as part of the expansion of the series, will not be entitled to receive payment of principal and/or interest in respect of the Debentures (Series F) for which the determining date for payment is prior to the issue date.

2.	Details of the Offering

2.1
The Debentures (Series F) are being offered to the public in 300,000 units of NIS 1,000 par value each (hereinafter: "the Units"), for a consideration of NIS 1,000 per unit, by way of a tender, on the annual interest rate to be borne by the Debentures (Series F), which shall not exceed 2.16% (hereinafter: " the Maximum Interest Rate"). The Debentures (Series F) will be offered by means of a uniform offering, as stated in the Israel Securities Regulations (Mode of Offering of Securities to the Public), 5767 – 2007 (hereinafter: "the Mode of Offering Regulations")

2.2
Any subscriber must specify in its order the number of Units that it wishes to purchase and the interest rate that it is bidding, which shall not exceed the Maximum Interest Rate. An order for the purchase of Units that shall be submitted within the scope of the tender and for which the interest rate specified therein exceeds the Maximum Interest Rate , or that did not specify an interest rate per unit, shall be nullified and shall be deemed as if not submitted.

2.3
Any subscriber may submit up to three (3) orders at different interest rates (which shall not exceed the Maximum Interest Rate), as stated, shall not be less than the Minimum Price), which shall be quoted at increments of NIS 0.01%; i.e., it shall be possible to tender bids at interest rates of 2.16%, 2.15%, 2.14% and so forth. Any order of Units that tenders a bid not quoted in increments of 0.01% shall be upwardly rounded to the next increment.

2.4
Orders may be submitted for the purchase of whole Units only. Any order that shall be submitted for any fraction of a unit shall be deemed an order being submitted solely for the number of whole Units specified therein, and the fraction of a unit specified in the order shall be deemed as if not specified therein ab initio.

2.5
Subject to any law, the orders for the purchase of the Debentures are irrevocable. Every order shall be deemed an irrevocable undertaking on the part of the subscriber to accept the Debentures that shall be allotted to it as a result of full or partial acceptance of its order, and to pay the full price of the Debentures that it is entitled to receive pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum, through the Issue Coordinator (as this term is defined hereunder) pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum.

2.6	The offering of the Securities pursuant to the Shelf Offering Memorandum is not secured by underwriting.

In this regard, "Subscriber" or "Applicant" – including a family member residing with the subscriber, and a Classified Investor that is ordering Shares pursuant to section 4 of the Memorandum.

2.7	The timeframe for submitting orders

The period for the submission of orders for the purchase of the Units offered to the public shall be opened on July 19 , 2017 (hereinafter: "the Day of the Tender" or "the Submission Date of the Applications"), at 10:30 a.m. (hereinafter: "Opening Time of the Subscription List") and shall be closed on the same day at 17:30 p.m. (hereinafter: "Closing Time of the Subscription List"), provided that the Closing Time of the Subscription List shall not be before seven (7) hours have elapsed, at least five (5) of which are hours of trading, since the publication time of the Offering Memorandum.

2.8	Order submissions

2.8.1
Orders for the purchase of the Units must be submitted to the Company using the customary forms for this purpose, either directly through the Issue Coordinator, Leader Underwriters (1993) Ltd., of 21 Ha-arba'a Street, Tel-Aviv (hereinafter: "the Issue Coordinator"), or through banks or other TASE members (hereinafter: "the Authorized Order Recipients"), by no later than the Closing Time of the Subscription List. The Authorized Order Recipients shall be responsible and liable to the Company and to the Issue Coordinator for the payment of the full consideration that shall be due to the Company in respect of orders submitted through them and that were fully or partially accepted.

2.8.2
Any order that shall be submitted to an Authorized Order Recipient on the Day of the Tender shall be deemed as submitted on that day if it shall be received by the Authorized Order Recipient by the Closing Time of the Subscription List, provided that the Authorized Order Recipient shall forward it to the Issue Coordinator and the Issue Coordinator shall receive it by one hour after the Closing Time of the Subscription Ltd; i.e., by 18:30 on the Day of the Tender (hereinafter: "the Deadline for Submissions to the Coordinator").

2.8.3
The Authorized Order Recipients shall forward the orders to the Issue Coordinator on the Day of the Tender by transmission of the applications to a digital safe or in sealed envelopes that shall remain sealed until the Deadline for Submissions to the Coordinator, and shall be inserted into a closed box, together with the orders that were submitted directly to the Issue Coordinator.

2.9	The tender proceedings, publication of the results and payment of the consideration

2.9.1
On the Day of the Tender, after the Deadline for Submissions to the Coordinator, the box shall be opened and the envelopes shall be opened, including the applications transmitted by a digital safe in the presence of a representative of the Company, a representative of the Issue Coordinator and an accountant, who shall supervise the proper conduct of the tender proceedings.

2.9.2
By 10:00 a.m. on the morning of the first trading day after the Day of the Tender, the Issue Coordinator shall deliver notice to the subscribers, through the Authorized Order Recipients through which the orders were submitted, about the extent of the acceptance of their orders. The notice shall specify the interest rate determined in the tender, the number of Units that shall be allotted to the subscriber and the consideration that it must pay for them. Upon receipt of the notice, and by 12:30 p.m. on that same afternoon, the subscribers whose orders for Units were fully or partially accepted, must transfer the consideration that must be paid for the Units in their orders that were accepted, to the Issue Coordinator, through the Authorized Order Recipients.

2.9.3	On the first day of trading after the Day of the Tender, the Company shall announce the results of the tender in an immediate report to the Israel Securities Authority and to the TASE.

2.9.4
The Company deems the deposit of the consideration of the issue in the Special Account, as this term is defined hereunder in section 2.11 of the Memorandum, as a transfer of the consideration to the Company, and the Company shall apply to the TASE to list the Debentures for trading on the basis of this.

2.10	Mode of determining the interest rate and the allotment to the subscribers

All of the Units for which purchase orders shall be accepted, shall be issued at a uniform interest rate per unit that shall be determined according to the results of the tender (hereinafter: "the Uniform Interest Rate"), and the method for allotting the Units shall be as follows:

2.10.1
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in section 4 of the Memorandum) that shall be accepted shall be less than the inclusive number of Units being offered pursuant to the Offering Memorandum, then all of the orders shall be accepted in their entirety and, in such instance, the Uniform Interest Rate shall be the Maximum Interest Rate specified in the Offering Memorandum. The balance of the Units, for which orders shall not be accepted, shall not be issued.

2.10.2
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in section 4 of the Memorandum) that shall be accepted shall be equal to or higher than the inclusive number of Units being offered to the public, then the Uniform Interest Rate shall be equal to the lowest interest rate at which orders were submitted for the purchase of all of the Units being offered pursuant to This Offering Memorandum (including orders submitted by Classified Investors) pursuant to the Offering Memorandum.

In such instance, the Units being offered shall be allotted as follows:

(a)	Orders quoting an interest rate higher than the Uniform Interest Rate – shall not be accepted;

(b)	Orders quoting an interest rate lower than the Uniform Interest Rate – shall be accepted in their entirety;

(c)
Orders (not including orders submitted by Classified Investors that engaged in an early commitment with the Company, as stated in section 4 of the Memorandum) quoting an interest rate that is equal to the Uniform Interest Rate – shall be accepted on a pro rata basis, so that each subscriber shall receive, out of the total of the offered Units that shall remain for distribution after accepting orders quoting an interest rate that is lower than the Uniform Interest Rate (and after accepting the orders of the Classified Investors that engaged in an early commitment with the Company, which shall order at the Uniform Interest Rate, as stated in section 4 of the Memorandum), a portion that is equal to the ratio between the number of Units that it ordered in an order quoting the Uniform Interest Rate and the inclusive number of Units included in all orders submitted to the Company that quoted the Uniform Interest Rate  (after deducting the shares of the Classified Investors that engaged in an early commitment with the Company, as stated in section 4 of the Memorandum);

(d)	The allotment to Classified Investors shall be done as specified in section 4 of the Memorandum.

2.10.3
If fractional Units shall be created as a result of the allotment of the Units according to the response to the tender as stated above, they shall be rounded, to the extent possible, to the closest whole unit. Surplus Units that might remain as a result of rounding as stated shall be purchased by the Issue Coordinator at the price per unit specified in the Offering Memorandum.

2.10.4
Each subscriber shall be deemed as if it committed in its order to purchase all of the Units that shall be allotted to it as a result of a partial or full acceptance of its order, according to the rules specified above in this section 2.

2.11	Special account

2.11.1
Shortly before the Day of the Tender, the Issue Coordinator shall open a special income-bearing trust account under the Company's name in a banking corporation (hereinafter: "the Special Account") and shall disclose the details of the Special Account to the Authorized Order Recipients. The Special Account shall be used for monies that shall be received.

2.11.2
The Special Account shall be managed exclusively by the Issue Coordinator for and on behalf of the Company pursuant to the provisions of section 28 of the Securities Law. The monies that shall be paid in respect of the orders that were fully or partially accepted by the Company shall be deposited in the Special Account. The Issue Coordinator shall invest the monies that shall accumulate in the Special Account in liquid, unlinked deposits bearing interest on a daily basis, to the extent that this shall be possible.

2.11.3
By no later than 12:00 p.m. on the second trading day after the Day of the Tender, the Issue Coordinator shall transfer the balance of the monies that shall remain in the Special Account to the Company, including the profits that accumulated in respect thereof, and this, against the transfer of certificates in respect of the Debentures to Mizrahi Tefahot Nominee Company Ltd. (hereinafter: "the Nominee Company") and crediting of the TASE member pursuant to the instructions of the Issue Coordinator.

In the event of cancellation of the tender, the Debentures (Series F) shall not be issued within the scope of the tender, they shall not be listed for trading on the TASE, and no monies shall be collected from the investors in connection with those Debentures.

3.	Additional allotment

The Company shall not execute an additional allotment, as defined in the Mode of Offering Regulations, pursuant to this Shelf Offering Memorandum.

4.	Classified Investors

Out of the Units being offered to the public as stated in this Shelf Offering Memorandum, early commitments for the purchase of 250,000 Units were given by Classified Investors3, as defined in Regulation 1 of the Mode of Offering Regulations (hereinafter: "the Classified Investors"), whereby, the Classified Investors shall submit orders in the tender for the purchase of Units constituting approximately 83.33% of the total Units being offered pursuant to the Shelf Offering Memorandum, as specified hereunder in this section 4.

The early commitments from Classified Investors were received according to the principles prescribed in the Mode of Offering Regulations.

In this section 4, "oversubscription" is the ratio between the amount of offered Units for which orders were submitted at the Uniform Interest Rate, and the quantity remaining for distribution (as defined below), provided that it exceeds one;

3 "A Classified Investor" –one of the following: (1) a portfolio manager as its meaning in section 8(b) of the Advice Law, that purchases at its discretion for the account of a client; (2) a corporation that is wholly owned  by a classified investor, one or more, that purchases for itself or for another classified investor; (3) an investor as set forth in section 15A(b)(2) of the Securities Law 5728-1968 (hereinafter: "the Law"); (4) an investor as set forth in sections (1) through (9) or (11) of the First Appendix to the Law, that purchases for itself. In addition, a Classified Investor must undertake to purchase securities in an amount of no less that NIS 800,000.

"The quantity remaining for distribution" is the quantity of Units that were offered in the tender for the interest rate, in accordance with the Shelf Offering Memorandum, after deducting from it that quantity of securities for which orders were submitted at an interest rate that was lower than the Uniform Interest Rate.

Pursuant to the Mode of Offering Regulations, in the event of oversubscription, the allotment to Classified Investors shall be as follows:

(a)
if the oversubscription was up to five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 100% of the quantity that it committed to purchase;

(b)
if the oversubscription was more than five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 50% of the quantity that it committed to purchase.

If the quantity of the Debentures (Series F) remaining for distribution is insufficient for an allotment as stated above, then the quantity remaining for distribution shall be allotted to the Classified Investors according to the pro rata of each early commitment out of the total early commitments submitted at the same interest rate.

The allotment to Classified Investors shall be at the Uniform Interest Rate.

Orders from the Classified Investors shall be submitted within the scope of the tender and shall be deemed orders submitted by the public for the purpose of determining the interest rate, and this, subject to that stated above with regard to the allocation of the Debentures (Series E) in the event of an oversubscription. It is clarified that, if there is no oversubscription, then the orders from the Classified Investors within the scope of the tender shall be deemed orders submitted by the public for the purpose of distributing the Debentures (Series E) to the subscribers.

Early commitments received from Classified Investors:

Each of the Classified Investors specified hereunder committed, within the scope of an early commitment, to submit orders to purchase Units at a quantity not less than and at an interest rate that shall not exceed the following rates:

No.	Name of Classified Investor	Amount of units	Interest rate
1	Haifa University	1,000	1.90%
2	Haifa University	1,000	1.99%
3	IBI Investment House	2,000	2.10%
4	IDI Insurance Company – participating	601	2.16%
5	IDI Insurance Company – nostro	3,929	2.16%
6	Alumot Mutual Fund Management Ltd. for Xioma	8,000	2.15%
7	Altris Finance Ltd.	13,700	2.13%
8	Altshuler Shaham Mutual Fund Management Ltd.	40,810	2.15%
9	Altshuler Shaham Investment Portfolio Management Ltd.	1,305	2.15%
10	Amtarin 2 Limited Trust (*)	1,000	2.14%
11	Amtarin Limited Trust (*)	16,300	2.14%
12	Enigma Capital Markets Ltd. for portfolio management	800	1.90%
13	Best Invest – Yellin Lapidot	3,000	2.14%
14	Barak Capital Investments 2006 Ltd. (*)	7,000	2.09%
15	Hydroplan Engineering Ltd.	2,000	2.14%
16	Harel Pia Mutual Funds	22,570	2.08%
17	Vardan Investment House Ltd.	1,286	2.01%
18	Yellin Lapidot Provident Fund Management Ltd.	20,000	2.14%
19	Lehava Investment Portfolio Management Ltd.	20,000	1.99%
20	Medinol Ltd.	1,060	2.15%
21	More Alternative Investments	1,500	2.13%
22	More Alternative Investments	1,500	2.14%
23	Mahog Ltd.	2,000	2.14%
24	Meitav Dash Portfolio Management Ltd.	1,610	2.13%
25	Meitav Dash Mutual Funds Ltd. for Enigma	6,600	1.90%
26	Mifal Hapais (national lottery)	1,500	2.00%

No.	Name of Classified Investor	Amount of units	Interest rate
27	Mishan Center Ltd.	1,000	2.15%
28	Sigma Mutual Funds Ltd.	15,541	2.16%
29	Inbar Derivatives Ltd.	13,000	2.09%
30	Fidelity Venture Capital Ltd.	1,555	2.09%
31	Fidelity Venture Capital Ltd.	1,555	2.13%
32	Proxima Investment Management Ltd. (*)	7,550	2.05%
33	Proxima Investment Management Ltd. (*)	13,128	2.15%
34	Moonbuzz Capital Fund Limited Partnership	14,600	2.05%
Total		250,000

*A Classified Investor that is a distributor in the issuance or affiliated with the distributor in the issuance.

The total amount of Units ordered by said investors- 44,978 Units ~18%.

The Classified Investors shall be entitled to an early commitment fee at the rate of 0.5% of the inclusive immediate consideration in respect of the Units for which the Classified Investors committed to submit orders.

On the Day of the Tender, a Classified Investor shall be permitted to decrease the interest rate compared to the interest rate that it had quoted in its aforesaid early commitment (at increments of 0.01%), by delivering written notice to the Issue Coordinator, which must be received by the Issue Coordinator by the Closing Time of the Subscription List.

The consideration that shall be paid by the Classified Investors shall be transferred to the Issue Coordinator through the TASE members, on the first trading day after the Day of the Tender, by 12:30 p.m., and shall be deposited by it in the Special Account, as defined above in section 2.11 of the Memorandum.

It is clarified that the Classified Investors shall be able to order Units at a quantity that exceeds that specified in their early commitments, however, any extra Units that shall be ordered shall not be deemed orders from Classified Investors for the purposes of this Shelf Offering Memorandum, but rather, for all intents and purposes, as orders submitted by the public.

5.	Additional terms of the Offered Securities-Debentures (Series F)

5.1
The payments on account of the interest of the Debentures (Series F) shall be paid to persons whose names shall be registered in the register of the Debentures (Series F) on June 19 in respect of payments paid on June 25 and on December 19 in respect of payments paid on December 25, that preceded the payment date of that payment (The "Effective Date of the Debentures (Series F) "), except for the last payment of the interest, to be paid on June 25, 2024, in respect of which the following shall apply: The final payment of the interest and payment of the principal shall be paid to persons whose names shall be registered in the register on the date of payment of the principal and the last interest payment and shall be made against delivery of the Debentures (Series F) certificates to the Company.

5.2
It is hereby clarified that a person who is not registered in the register for the Debentures (Series F) on the determining date of the Debentures (Series F), will not be entitled to interest payment in respect of the interest period that began before that date.

5.3
In any event where the principal and/or interest payment date is due on a day that is not a business day, the payment date will be postponed to the next business day without an additional payment, and the determining date for the purpose of determining interest eligibility will not change as a result.

5.4	For further details regarding principal and interest payments of the Debentures (Series F), see section 4 of the Terms and Conditions Overleaf of the Deed of Trust.

5.5	The Debentures (Series F) offered under this Shelf Offering Memorandum are not secured by any collateral whatsoever.

5.6	For details regarding arrears interest, see section 8 of the Terms and Conditions Overleaf of the Deed of Trust.

5.7	Immediate repayment and/or realization of collateral

The Trustee and the meeting of the holders of the Debentures (Series F) are entitled to demand the immediate repayment of the outstanding balance of the Debentures and/or to exercise collateral provided to secure the Company's obligations towards the Debenture holders (insofar as provided), in the cases described in section 11 of the Deed of Trust.

5.8	Early Redemption

5.8.1
Should the Stock Exchange decide to write off the listing from trade of the Debentures (Series F) that are in circulation because the value of the Debentures (Series F) is less than the amount determined in the Stock Exchange's articles and regulations regarding the writing off from trade of debentures, the Company will make an early redemption of the debentures. For details regarding early redemption at the initiative of the Stock Exchange, see section 10.1 of the Terms and Conditions Overleaf of the Deed of Trust.

5.8.2
In addition, the Company may, commencing from the date of listing the Debenture (Series F) for trade on the Stock Exchange, at its sole discretion, place the Debentures (Series F) for early redemption. For details regarding early redemption at the Company's initiative, see section 10.2 of the Terms and Conditions Overleaf of the Deed of Trust.

5.9
For details regarding the Company's liabilities to the Trustee and the holders of Debentures (Series F) in connection with financial covenants and changes in the interest rate due to failure to comply with financial covenants, see section 6 of the Deed of Trust and section 2 of Appendix A to the Deed of Trust.

6.	The Trustee for the Debentures

6.1
The trustee for the Debentures (Series F) is Hermetic Trust (1975) Ltd., with whom the Company entered into a Deed of Trust for the Debentures (Series F) dated July 18, 2017 (hereinafter: The "Deed of Trust")[4]. The full text of the Deed of Trust is attached as Appendix A to the Shelf Offering Memorandum. It is hereby clarified that in the event of cancellation of the issuance of the Debentures (Series F), for any reason whatsoever, the Deed of Trust shall be null and void.

4 The contact details for the Trustee: 113 Hayarkon St., Tel Aviv. Tel.:03-5274867, Fax:03-5271736

6.2	The Trustee has no material interest in the Company and the Company has no material interest in the Trustee.

7.	Discounting

7.1	The Debentures (Series F) issued pursuant to this Shelf Offering Memorandum are offered for the first time and will be issued without a discount for tax purposes.

7.2	In the event of expansion of a series (Series F), the Company shall act with respect to the discount rate in accordance with section 2.4 of the Deed of Trust.

8.	Tax implications

8.1	Capital gain from a sale of Debentures

Pursuant to section 91 of the Israel Income Tax Ordinance (New Version), 5721 – 1961 (hereinafter in this section: "the Ordinance"), a real capital gain from a sale of offered debentures that are not linked to the CPI5 by an individual resident of Israel, whose income from the sale of debentures does not constitute income from a "business" or from an "occupation" and who does not demand deduction of financing expenses, shall be liable to tax at a rate not to exceed 15% or 20%,  With respect to a "material shareholder"of the Company – i.e., a holder, whether directly or indirectly, whether alone or jointly with another party,6 of at least 10% of any of the means of control7 over the Company – on the date of sale of the debentures or on any date during the 12 months preceding the sale as stated, (hereinafter: "Material Shareholder") and will be viewed as real capital gains.

8.2
In addition, for an individual who demanded real interest expenses and linkage differentials for the debentures, the capital gain from the sale of the debentures will be taxed at a rate of 30% until the provisions and conditions for deducting real interest expenses are determined according to sections 101A (a) (9) and 101A Of the Ordinance.

5 As this term is defined in section 91 of the Ordinance.
6 As this term is defined in section 88 of the Ordinance.
7 As this term is defined in section 88 of the Ordinance

8.3
The reduced tax rate as aforesaid shall not apply to an individual whose income from the sale of the debentures is considered to be income from a "business" or an "occupation", in accordance with the provisions of section 2 (1) of the Ordinance. In this case, the individual will be charged a marginal tax rate in accordance with the provisions of section 121 of the Ordinance.

8.4	In addition to all of the above, an individual's income shall be subject to a surcharge of 3% on the part of the taxable income for 2017, in excess of NIS 640,000.

8.5
A body of persons shall be taxed for a real capital gain from a sale of debentures at the corporate tax rate prescribed in section 126(a) of the Ordinance (25%) (in 2017-24% and in 2018 and thereafter-23%).

8.6
Exempt mutual funds and provident funds and tax-exempt bodies pursuant to section 9(2) of the Ordinance are exempt from tax in respect of capital gains from a sale of debentures as stated, subject to the conditions prescribed in the said section. In the said section, the tax rates applicable to a taxable mutual fund's income from a sale of debentures shall be the tax rate that applies on the income of an individual when the income does not constitute income from a "business" or a "profession," unless otherwise expressly provided. If no special tax rate is set for the income, the income shall be taxed at the maximum rate prescribed in section 121 of the Ordinance.

8.7
As a rule, a foreign resident (individual or company, as defined in the Ordinance) are exempt from capital gains tax in a sale of debentures traded on the stock exchange in Israel, if the capital gain is not in his permanent enterprise in Israel, and in accordance with the conditions and restrictions specified in section 97(B2) of the Ordinance. That stated above shall not apply to a foreign company if residents of Israel are controlling shareholders[8] therein or are beneficiaries of or are entitled to 25% or more of the income or profits of the group of foreign resident persons, whether directly or indirectly, as stated in section 68A Of the Ordinance. In the event that such exemption does not apply, exempt provisions of the tax treaty (if any) may apply between Israel and the foreign resident's country of residence, subject to the prior written consent of the Tax Authority.

8 "Controlling Shareholders"- Shareholders who hold, directly or indirectly, alone, together with another, or together with another resident of Israel, one or more of the means of control at a rate exceeding 25%.

8.8
With respect to the deduction of tax at source from the real capital gain on the sale of the offered debentures, in accordance with the provisions of the Income Tax Regulations (Deduction from Consideration, Payment or Capital Gain on the Sale of a Security, Sale of a Mutual Fund Unit or a Future Transaction), 5763-2002 ("Capital Gains Deduction Regulations") a person paying a seller that is an individual proceeds from the sale of non-CPI-linked debentures must (as this term is defined in the Capital Gains Deduction Regulations) deduct 15% of the capital gain and at a corporate tax rate (in 2017 - 24% and from 2018 thereafter-23% ) from the real capital margin when the seller is a body of persons.This is subject to exemptions (or reduced rates) from deduction of tax at source and is subject to offsetting losses that may be deducted at source.

8.9
In addition, tax shall not be withheld at source for provident funds, mutual funds and other bodies exempt from deduction of tax at source according to the law, after having been furnished in advance of appropriate approvals by them.

8.10
If at the time of the sale the full tax at source is not deducted from the real capital gain, the provisions of section 91 (d) of the Ordinance and the provisions by virtue of it shall apply to reporting and payment of an advance payment in respect of such sale.

8.11
The provisions of the Capital Gains Deduction Regulations shall not apply to a debtor that is a financial institution paying a seller who is a foreign resident a consideration or other payment for an exempt capital gain if the foreign resident known to the financial institution submits to the financial institution within 14 days from the date of opening the account and once every three years, if it is in Israel, or his representative, a declaration on Form 2402 regarding his being a foreign resident and his entitlement to an exemption.

8.12
Insofar as the debentures offered under the Prospectus are delisted from trading on the TASE, the deduction at source rate deducted at the time of their sale (after the delisting) will be 30% of the consideration, until an approval of a tax assessor advising of another withholding tax rate (including exemption from withholding tax) has been provided.

8.13
In accordance with section 92 of the Ordinance, losses in the tax year originating from the sale of the debentures offered in the tax year and if they were capital gains would be taxable by their recipient will be offset against real capital gains and land appreciation deriving from the sale of any asset in Israel or abroad (excluding a mandatory inflationary amount that will be offset at a ratio of 1 to 3.5).

8.14
A capital loss as aforesaid,  will be permitted to be offset in the tax year in which it was created also against income from interest and dividends that were paid for the same security or for other securities during that same tax year, provided that the applicable tax rate for the interest or dividends from the other aforesaid security does not exceed the corporate tax rate prescribed in section 126(a)(A) of the Ordinance (in 2017 - 24% and in 2018 and thereafter - 23%) for a company and did not exceed the tax rate set out in sections 125B (1) and 125C (b) of the Ordinance regarding an individual (tax rate of 25%). Offsetting losses shall be carried out by way of offsetting the capital loss against capital gains or income from interest or dividends as aforesaid.

8.15
A loss from the sale of debentures that can not be offset, in whole or in part, in the said tax year, it will be possible to offset against real capital gain and land gain only as stated in section 92 (b) of the Ordinance in the following tax years, one after another, after the year in which the loss was created, as long as a report was filed with the tax assessor for the tax year in which the loss occurred.

8.16
In accordance with the Capital Gains Expenditure Deduction Regulations, it was determined that as part of the calculation of the capital gain for purposes of withholding tax from the sale of securities and futures transactions, the debtor (as this term is defined in the Capital Gains Deduction Regulations) will offset a capital loss arising from the sale of securities and futures transactions, in accordance with the provisions of section 92 of the Ordinance, as long as the following apply: the loss is created from the sale of securities that were under the management of the debtor and subject to the profit being created in that tax year in which the loss was created, before or after the date of creation of the loss.

8.17	The tax rate that shall apply to interest income from Debentures

In accordance with section 125C (c) of the Ordinance, an individual shall be liable at a tax rate of 15% on interest or discount fees originating in a debenture that is not linked to the CPI, in whole or in part, or not linked to the CPI until maturity.

8.18
In accordance with section 125C (d) of the Ordinance, the reduced tax rates as aforesaid shall not apply if, inter alia, one of the following conditions is fulfilled: (1) the interest is income from a "business" or an "occupation" under section 2 (1) of the Ordinance or is recorded in the accounting books of the individual or must be registered as aforesaid; (2) the individual demanded deduction of interest expenses and linkage differentials in respect of the debentures on which the interest is paid; (3) the individual is a material shareholder - as defined in section 88 of the Ordinance - in the company paying the interest; (4) the individual is an employee of a company paying the interest or providing services to it or selling its products or having other special relations with the company, unless it has been proved to the satisfaction of the assessment officer that the interest rate was determined in good faith and without being affected by the existence of such relations between the individual and the group of people; (5) there is another condition determined by the Minister of Finance with the approval of the Finance Committee of the Knesset. In these cases, marginal tax shall apply in accordance with the provisions of section 121 of the Ordinance. In addition, an appreciation tax of 3% will apply to the part of the individual's taxable income that exceeds NIS 640,000 in the year 2017.

8.19
The rate of tax applicable to interest income or discount fees of a body of persons resident in Israel that is not a body of persons, for which the provisions of section 9 (2) of the Ordinance apply in determination of his income, except for the purpose of section 3(h) regarding the accrued interest, originating in debentures traded on the TASE , is the corporate tax rate  in accordance with section 126 (a) of the Ordinance (in 2017 - 24% and in 2018 and thereafter - 23%).

8.20
Exempt mutual funds and provident funds and tax-exempt bodies pursuant to section 9(2) of the Ordinance are exempt from tax in respect of such interest income or discount fees, subject to the provisions of section 3 (h) of the Ordinance regarding interest or discount fees accrued during the period of the holding of another.

8.21
The tax rate applicable to the income or gains of an individual who does not have income from a business or occupation shall apply to the income of a mutual fund from interest or from discount fees, unless otherwise determined. If no special tax rate is set for the income, the income shall be taxed at the maximum rate prescribed in section 121 of the Ordinance.

8.22
Pursuant to the provisions of section 9 (15d) of the Ordinance[9], a foreign resident is exempt from tax on income from interest, discount fees or linkage differentials due to a bond traded on a stock exchange in Israel issued by a body of persons resident in Israel provided that the income is not a permanent enterprise of a foreign resident in Israel. Subject to the provisions of the treaties for the avoidance of double taxation that were concluded between the State of Israel and the foreign resident's country of residence and subject to the approval of the Tax Authority, the exemption shall not apply in the following cases:

a)	a foreign resident is a material Shareholder in the body of persons issuing or,

9 Foreign resident - a person who is a foreign resident on the day the interest, discount and linkage differentials, as the case may be, is received, unless he is one of the following: (1) a substantive shareholder, in the issuer body corporate; (2) a relative, as defined in paragraph (3) of the definition of "relative" in section 88 of the Ordinance, of the issuer body of persons; (3) a person who is employed in the issuer body of persons, provides services to it, sells products to it, or has other special relations with it, unless he proved to the Assessment Officer's satisfaction that the interest or the discount, as the case may be, was set in good faith without being affected by the existence of the said relations between the foreign resident and the issuer body of persons.

b)	a foreign resident is a relative as defined in paragraph (3) of the definition of a relative in section 88 of the Ordinance, of a body of persons issuing, or

c)
the foreign resident is an employee, a provider of services or a seller of products to a member of body of persons issuing or has special relations with him (unless it has been proved that the interest rate or discount rates were determined in good faith and without being affected by the existence of special relations).

It should be noted that the aforesaid exemption shall not apply to a foreign resident company held by residents of Israel at a rate exceeding 25%, in accordance with the provisions of section 68A of the Ordinance.

8.23
In the event that the aforesaid exemption does not apply, the tax rate applicable to a non-residents' interest income (an individual and a group of persons) originating in the debentures will be charged in accordance with the provisions of the Ordinance and the regulations promulgated thereunder,, as set out above, or in accordance with the provisions of treaties for the avoidance of double taxation between the State of Israel and the country of residence of a resident and obtaining appropriate prior approval from the Tax Authority.

8.24
Pursuant to Regulation 5(a) of the Israel Income Tax Regulations (Deduction from Interest, Dividend and Particular Profits), 5766 – 2005 ("Deduction from Interest and Dividend Regulations"), the tax rate that must be deducted at source on interest (as defined in the Deduction from Interest and Dividend Regulations)[10] paid on debentures that are not linked to the CPI or which are partially linked to the rate of increase in the index, in whole or in part, or that are not linked to the index until redemption or until repayment, with respect to an individual that is not a Material Shareholder in the company paying the interest, meaning 15%. On the other hand, pursuant to Regulation 6 of the said Regulations, for an individual who is a Material Shareholder in a company paying the interest or an individual working at a company paying the interest or providing services to it or selling its products, the tax rate shall be at the maximum marginal tax rate in accordance with section 121 of the Ordinance.  A tax shall be deducted in respect of a body of persons (an Israeli resident and a foreign resident) at the corporate tax rate prescribed in section 126(A) of the Ordinance (in the year 2017- 24%, in the year 2018 and thereafter – 23%).

10 Interest-interest, linkage differentials that are not exempt in accordance with any law, including partial linkage differentials, as defined in section 9(13) of the Ordinance and discounts.

8.25
Notwithstanding the foregoing, the tax rate at source for a foreign resident (an individual and a body of persons) may be reduced in accordance with the treaties for the prevention of double taxation between the State of Israel and the foreign resident's country of residence and subject to prior presentation of a valid approval from the Tax Authority.

It should be noted that for interest paid to a foreign resident to whom the provisions of section 9 (15d) of the Ordinance apply, no tax shall be withheld at source.

8.26
Interest payments to provident funds, mutual funds and other entities listed in the Schedule to the Deduction from Interest and Dividend Regulations are exempt from withholding tax, after the provision of appropriate advance approvals.

The above is subject to exemptions (or reduced rates) from deduction of tax at source and is subject to set-off of losses that may be deducted at source.

8.27	The method of calculating the discount for purposes of withholding tax in respect of debentures[11]

In accordance with the provisions of section 2 (4) of the Ordinance and section 125C of the Ordinance, a discount12 in respect of a debenture is treated as interest that is taxable and deducted at source as aforesaid. The deduction of withholding tax in respect of the discount fee12 shall be on the redemption dates of the debenture principal.

In general, in the absence of any other directive from the Tax Authority, the discount rate will be determined according to the difference between the liability value of the debentures and the consideration attributed to the debenture insofar as this difference is positive. To the extent that they will be issued only in bond units, the discount rate shall be specified in the offering report or in the report on the results of the issue as the case may be.

11 The debentures according to the Shelf Offering Report are issued without discounting.
12 The aforesaid is relevant only in cases of issuing additional Debentures (Series F) at a discount.

Withholding tax from interest (including discount fees 12) as aforesaid and transfer thereof to the Tax Authority will be carried out by TASE members and not by the Company. The Company shall transfer to the TASE members (through TASE) the gross amount of the interest as well as the information it possesses in relation to the Holders and the security by virtue of which such interest is paid.

In Regulation 4 of the Income Tax Regulations (Calculation of Capital Gain on the Sale of a Security Traded on a Stock Exchange, a State Loan or a Mutual Fund Unit), 5763-2002, it was determined that in the redemption of debentures traded on the stock exchange in which discount fees are also paid, consideration plus the discount fees will be deemed to be the proceeds of the redemption if all of the above have been fulfilled: (1) The capital gain on the sale of the debenture is not exempt from tax; (2) the redemption date creates a capital loss; and (3) the redemption is not in the hands of the controlling shareholder or a holder of the debenture from the date allotted or issued, all of which up to the amount of the capital loss. The discount fees that are considered as consideration in accordance with these provisions shall not be considered as income under section 2 (4) of the Ordinance.

The TASE members will deduct from the original interest payments paid by them to the Debenture holders the tax payments that must be deducted at source, except for entities exempt from withholding tax as stated in accordance with the law. On the repayment dates of the principal of the Debentures, the TASE members shall deduct tax at source in respect of the discount fees, if any, as detailed above and below.

8.28	Issuance of additional debentures as part of the expansion of the series

In the event that the Company will issue additional debentures in the series in the framework of the expansion of the series at a discount rate that is different from the discount rate for that series (including the absence of a discount, if relevant), the Company will apply to the Tax Authority on the matter, before the expanstion, in order to obtain its approval that with respect to the discount fees of the debentures, a uniform discount rate  will be set for the debentures according to a formula that weighs the various discount rates in that series, insofar as there will be (hereinafter in this section: The "Weighted Discount Rate"). In the event that such approval is received, the Company will consider the weighted discount rate for all the debentures in accordance with that approval and before the expansion of the series, prior to the expansion of the series, the Company will submit an immediate report informing the weighted discount rate for each series and will deduct tax on the redemption dates of the debentures of the said series according to the said Weighted Discount Rate  and in accordance with the provisions of the law.

In such a case, all other provisions of the law relating to the taxation of discount fees shall apply. If the aforesaid approval is not received from the Tax Authority, the Company shall submit an immediate report prior to the expansion of the series, stating that such approval has not been received, and that the uniform discount rate shall be the highest discount rate created for the series and all other statutory provisions relating to the taxation of discount fees shall apply. The TASE members shall withhold tax at source upon redemption of the series, in accordance with the rate to be reported as aforesaid.

Therefore, there may be cases in which the Company deducts tax at source in respect of discount fees at a rate higher than the discount fees determined for the holder of the debentures from the series prior to the increase in the series (hereinafter: The "Excess Discount Fees"), regardless of whether approval was received from the Tax Authority to determine a uniform discount rate for that series or not. A taxpayer who held the debentures from the said series prior to the expansion of the series until the redemption of the debentures held by him, shall be entitled to submit a report to the Tax Authority and to receive a tax refund in the amount of the tax deducted from the Excess Discount Fees, to the extent that he is entitled to such refund by law.

The general description above does not constitute a substitute for individual consultation by experts, taking into account the unique circumstances of each investor. It is recommended that anyone wishing to purchase securities pursuant to this Shelf Offering Memorandum seek professional advice in order to clarify the tax results that will apply to him, taking into account his unique circumstances.
As is customary at the time of making decisions on financial investments, the tax implications relating to the investment in the securities offered under this Shelf Offering Memorandum should be considered. It is clarified that that stated above reflects the provisions of law described therein as are in effect on the date of this Shelf Offering Memorandum , and they might be amended and lead to different outcomes. It is also emphasized that that stated above does not purport to constitute an agreed interpretation of the provisions of the law referred to in This Shelf Offering Memorandum; therefore, , the general description above does not constitute a substitute for individual advice by experts, taking into account the unique circumstances of each investor. It is recommended that anyone wishing to purchase securities pursuant to this Shelf Offering Memorandum seek professional advice in order to clarify the tax results that will apply to him, taking into account his unique circumstances.

9.	Refraining from arrangements

9.1
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from making any arrangements that are not specified in the Shelf Prospectus and in the Shelf Offering Memorandum in relation to the offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, and are undertaking to refrain from granting a right to purchasers of the Securities that shall be offered pursuant to the Shelf Offering Memorandum to sell the Securities that they purchased, and all, beyond that specified in the Shelf Prospectus and/or in the Shelf Offering Memorandum.

9.2
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to notify the Israel Securities Authority about any arrangement known to them with a third party in relation to the registration and offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, that contradicts the undertaking as stated above in section 9.1.

9.3
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from engaging with any third party in relation to the registration and offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, who, to the best of their knowledge, made arrangements contrary to that stated above in section 9.1.

10.	Rating of the Debentures

10.1
On July 2, 2017 S & P Global Ratings Maalot Ltd. (hereinafter: "Maalot") announced a rating of ilA+ for the Debentures (Series F) in an amount of up to 300 million NIS par value, which will be issued by the Company. For details, see the immediate report of the Company from that date, reference no.: 2017-15-068673, the contents of which are hereby brought by way of reference.

10.2	Maalot's agreement to include the rating report in the Shelf Offering Memorandum, including by way of reference, is attached as Appendix B to the Shelf Offering Memorandum.

10.3
For details regarding the adjustment in the interest rate of the Debentures (Series F), as a result of a change in the rating and/or non-compliance with the financial covenants, see Appendix A to the Deed of Trust.

11.	Permits and confirmations

11.1
The TASE issued its approval to list the Debentures (Series F) being offered to the public pursuant to the Shelf Offering Memorandum. The TASE approval for listing for trading is attached as Appendix C to the Shelf Offering Memorandum.

11.2
The TASE's said approval is not to be construed as a confirmation of the details presented in the Shelf Offering Memorandum, or of the reliability or completeness thereof, and it should not be construed as expressing any opinion about the Company or about the quality of the Securities being offered in the Shelf Offering Report or about the price at which they are being offered.

11.3	The listing of the Debentures (Series F) offered under this Shelf Offering Memorandum for trading on the TASE is subject to fulfillment of the following conditions:

11.3.1	The value of the public's holdings in the Debentures (Series F) will not be less than NIS 36 million.

11.3.2	The minimum distribution required in the series of Debentures (Series F) is at least 35 holders, each holding a minimum holding value of NIS 200,000.

 For the purposes of this section, "Holder" - one Holder whose holding value exceeds the minimum holding value required under this section or holds together with others whose joint holding value exceeds the minimum holding value of such Holder.

11.3.3.	The Debentures (Series F) are rated by Maalot at ilA+. Therefore, the Company is exempt from the equity requirements prescribed in the TASE guidelines.

11.3.4
If it transpires that the TASE's early requirements for registration for trading on the TASE as stated in section 11.3 above have not been fulfilled with regard to the offered securities, the issue will be canceled and the securities offered will not be allocated and not listed for trade on the TASE.

The Company will be entitled to issue the Debentures (Series F), the issuance of which was canceled as stated, according to the following shelf offering reports, to the extent they are published, subject to the provisions of any law and the directives of the Stock Exchange.

11.3.5	The trading of the Offered Securities pursuant to This Offering Report2shall begin shortly after they are listed for trading.

12.	Payment of a fee

Pursuant to the provisions of Regulation 4.A of the Israel Securities Regulations (Application Fee for the Granting of a Permit to Publish a Prospectus), 5755 – 1995, the Company shall pay the Israel Securities Authority the additional fee for the Securities being offered within the scope of the Shelf Offering Memorandum.

13.	Proceeds of the issue

13.1
The immediate proceeds that the Company anticipates from the issue pursuant to the Shelf Offering Memorandum, assuming that all of the Debentures being offered in the Shelf Offering Memorandum shall be purchased, after deducting the expenses involved in the issue pursuant to the Shelf Offering Memorandum, shall be as specified hereunder:

The anticipated immediate proceeds (gross)	~ NIS 300 million
Less early commitment fees and distribution fees[13]	~ NIS 1.9 million
Less other expenses (estimated)	~ NIS 0.7 million
Total anticipated proceeds, (net)	~ NIS 297.4 million

[13]
Leader Issues (1993) Ltd. ("hereinafter: "Leader"), Epsilon Underwriting and Issuance Ltd., Barak Capital Underwriting Ltd, Leumi Partners Underwriting Ltd, Menora Mivtahim Underwriting and Management Ltd. and Alpha Beta Underwriting Ltd.  (hereinafter together: "the Distributors"), shall serve as the Distributors for the purpose of the Debentures being offered pursuant to This Shelf Offering Memorandum. For its services, the Distributors shall be entitled to a distribution fee at the rate of 0.1% and a success fee of 0.1%, all of the immediate proceeds that shall actually be received in respect of the Offered Debentures pursuant to the Shelf Offering Memorandum, plus duly required VAT. The distribution fee and the success fee will be distributed among the distributors at Leader's sole discretion. In addition, a concentration commission of NIS 25,000 will be paid to the issue coordinator, with the addition of VAT as required. For details about early commitment fee which will be paid to Classified Investors in respect of the debentures for which the Classified Investors have committed to submit orders, see section 4 to the Shelf Offering Memorandum.

For details about an early commitment fee that shall be paid to the Classified Investors in respect of the Debentures for which the Classified Investors committed to submit orders, see clause 4 of the Shelf Offering Memorandum.

13.2	Since the issue pursuant to this Shelf Offering Memorandum is not secured by underwriting, there is no assurance that all of the Debentures (Series F) being offered shall be purchased.

13.3	Regarding the designated use of the proceeds of the issue, see section 16.5 hereunder.

13.4	Until the issue proceeds are used, the Company shall deposit and invest these monies as it shall deem fit, provided that every such investment shall be in solid channels.

In this section, "solid channels" – including, but not limited to, an interest-bearing cash deposit, deposit in foreign currency, bonds assigned a rating of at least "AA," etc. For the purpose of that stated above, an investment in shares or in ETFs, when their underlying asset is shares or share indices or Maof options, or a purchasing or writing of derivative positions, shall not be deemed an investment in solid channels.

13.5	No minimum sum for achievement was defined in this issue.

14.	Updates to the Shelf Prospectus

In accordance with section 4 of the Shelf Offering Regulations, all reports submitted by the Company subsequent to publication of the Shelf Prospectus are included in this Shelf Offering Memorandum by way of reference. The full text of the Company's reports can be found on the distribution website of the Israel Securities Authority at www.magna.isa.gov.il and on the TASE's website at maya.tase.co.il.

15.	Consent for inclusion

A letter of consent of the Company's independent auditor is attached to this Shelf Offering Memorandum, which includes its consent that its opinion of the Company's financial statements shall be included, by way of referral, in this Shelf Offering Memorandum, all in the version of the attached consent letter and subject thereto.

16.	Information about the Offering and the Company

16.1	Summary Terms of the Offer

Issuer	Partner Communications Company Ltd. (the "Company")
Securities Offered	Up to NIS 300,000,000 principal amount of registered Series F Debentures (the "Debentures" or "Series F Debentures").
Denomination	The Debentures will be issued in units, each in the principal amount of NIS 1,000 (each a "Unit")
Offering Price	NIS 1,000 per Unit.
Principal Payment Dates	Principal payable in 5 equal annual instalments on June 25 of each of the years 2020 through 2024.
Interest Rate
To be determined by auction process, and in any event not more than 2.16% per year, subject to some adjustments in the event of changes of the rating of the debentures and breach of financial covenants.

Maturity	June 25, 2024.
Linkage	None
Preliminary Ranking	ilA+
Forced Redemption	The Debentures will be subject to forced redemption by the company under certain conditions set forth in Section 10.2 of the Indenture between the Company and the Trustee dated as of July 18, 2017
Listing	Application will be made to list the Debentures for trading on the Tel Aviv Stock Exchange (the "TASE").
Use of Proceeds	To increase the Company's liquidity to enable it, together with other sources of financing, to meet the Company's scheduled debt repayments.
Governing Law	Israeli law and courts.
Trustee	Hermetic Trust (1975) Ltd.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES.

Each purchaser of the Debentures offered pursuant to this shelf offering document shall be deemed to have acknowledged, represented and agreed that (i) the Debentures offered hereby have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state of the United States; (ii) it is not located in the United States and that it is not purchasing the Debentures on behalf of any person located in the United States; and (iii) it was not in the United States at the time that it submitted an application to purchase or when it purchased the Debentures.

16.2	Risk Factors

Investing in our Company's securities involves a high degree of risk.  See "Risk Factors" in section 3.5 of the shelf prospectus filed with the Israel Securities Authority ("ISA") on June 3, 2015, which validation was extended until June 3, 2018 (the "Shelf Prospectus") and in Item 3.D of our annual report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission ("SEC") and the ISA on March 30, 2017 (the "2016 20-F").

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on shares offered by this shelf offering report.

Risks Related to the Debentures offered by this Shelf Offering Report

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on Debentures offered by this Shelf Offering Report.

Our Debentures will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Although our Series F Debentures include undertakings not to pledge our assets, subject to certain conditions described in the Shelf Prospectus, our debentures will be unsecured and will be effectively subordinated to any existing and future secured indebtedness we may have. Therefore, the rights of our creditors, including the holders of the Debentures, to participate in our assets upon liquidation or reorganization will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Debentures.

Our ability to make payments on our indebtedness (as discussed also under the risk factor entitled "Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness" in Item 3.D of our 2016 20-F), including the Debentures being offered by this shelf offering report, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In case any of the factors beyond of our control will change, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Since 2012, our results of operations have been materially adversely affected by regulatory changes, which have also facilitated the entry of additional competitors, dramatically increased competition (as a result of which our churn rate in the cellular field reached 40% in 2016) and continued price erosion, resulting in a decrease in our Adjusted EBITDA for 2014, 2015 and 2016 by 1.5%, 20.0% and 5%, respectively, in comparison to the previous year. Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, could adversely affect our business and results of operations. Additional significant decreases in operating results would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Debentures or our other indebtedness, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Debentures or such other indebtedness, or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the Debentures and our other indebtedness.

Although we expect to list the Debentures on the TASE, there are restrictions on your ability to transfer or resell the Debentures in the United States without registration under applicable U.S. federal and state securities laws.

The Debentures have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or any other jurisdiction in the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and the applicable securities laws of any state or any other jurisdiction. It is the obligation of holders of the Debentures to ensure that their offers and sales of the Debentures within the United States and other countries comply with applicable securities laws.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Debentures could cause the liquidity or market value of the Debentures to decline significantly.

Maalot S&P Global Ratings Ltd., an Israeli rating agency, assigned a preliminary rating of ilA+ for this debenture offering in an amount of up to NIS 300 million. We cannot assure you that such rating will remain for any given period of time or that the rating will not be revised, lowered or withdrawn entirely by Maalot S&P Global Ratings or any other rating agency if in such rating agency's judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant, and a security rating is not a recommendation to buy, sell or hold securities. In July 2015, the rating of our debentures was downgraded. For more information, see the risk factor entitled "Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness" in Item 3.D of our 2016 20-F and "Item 5. Operating and Financial Review and Prospects – 5B. Liquidity and Capital Resources" in our 2016 20-F.

16.3	Recent Developments

In furtherance to the Company's disclosures in the 2016 20-F regarding the MoC's policy and actions regarding the fixed-line telecommunications sector, in May 2017, the acting Minister of Communications decided that Bezeq – The Israel Telecommunication Corp., Ltd. ("Bezeq") would be required to offer its telephony service to other operators in a resale format, instead of the full wholesale telephony service. The Minister's decision set the prices and format for Bezeq's resale telephony product. The price for the resale telephony is suggested to be set substantially higher than the prices set in 2014 for the full wholesale telephony product. According to the Minister's decision, during an interim period of 14 months, Bezeq would be required to provide its telephony service in a resale format (as a trial period) and will not be obliged to offer a full wholesale telephony service. This interim period may be extended so that the resale product may permanently replace the full wholesale product. The Minister allowed interested parties to present their positions regarding the prices set for the resale format. Any possible change to the price (that may result from the hearing) would be applied retroactively. The Company is reviewing the methodology used by the Ministry of Communications in setting the price of the resale telephony product and intends to submit to the Ministry of Communications its written position on the subject. If the price of the resale telephony service is set at a level which does not leave a reasonable margin for competition and market entry, this may have an adverse effect on the Company.

16.3.1	Indebtedness and Capitalization

The following table sets forth our capitalization and indebtedness (i) as of March 31, 2017 and (ii)  as adjusted to reflect:

•	the issuance of 10,178,221 new ordinary shares, nominal value NIS 0.01 per share, in the capital of the Company ("Shares"), pursuant to the shelf offering report of the Company dated June 15, 2017;

•	the offering and sale of the Debentures offered hereby; and

•	the prepayment of certain of the Company's indebtedness.

The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this shelf offering report.

	in NIS millions (unaudited)
	As of March 31, 2017	Adjustments after March 31, 2017
		Shares issued June15, 2017	Loans prepaid (1)	This offering of Series F Debentures	As Adjusted
Cash and cash equivalents	1,017	189	(628)	297	875
Short term deposit	250		(250)		0
Debt
Notes payable series C, less deferred costs, including current maturities	423				423
Notes payable series D, less deferred costs, including current maturities	543				543
Notes payable series E, less deferred costs, including current maturities	121				121
Notes payable series F, less deferred costs, including current maturities	0			297	297
Borrowings from banks and others	1,595		(878)		717
Total debt	2,682		(878)	297	2,101

Equity:
Share Capital	2				2
Capital surplus	1,034				1,223
Accumulated retained earnings	413	189			413
Treasury shares	(283)				(283)
Total shareholders' equity	1,166	189			1,355

Total Capitalization and Indebtedness	2,581				2,581

(1) On June 21 and 22, 2017 the Company prepaid loans in principal amount of NIS 500 million (Borrowings C, D, E and F).

     On June 29, 2017 the Company prepaid loans in principal amount of NIS 200 million (Borrowings H and G).

     On July 14, 2017 the Company prepaid loans in principal amount of NIS 175 million (Borrowings I and J) (excludes repayment of such loans in accordance with their original schedule in a principal amount of NIS 3 million).

16.4	Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the periods indicated below was as follows:

	2012	2013	2014	2015	2016	Three Months Ended March 31, 2017
Ratio of earnings to fixed charges	3.14	1.73	2.10	0.84	1.48	2.62

The ratio resulting from the application of the proceeds of the debt offering is not provided because it is less than 10%.

Our ratio of earnings to fixed charges is calculated by dividing (i) income (loss) from ordinary activities before income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of issuance costs relating to our notes payable, and one third of our operating leases, principally for antenna sites (being the portion deemed to represent the interest factor).

16.5	Use of Proceeds

The net proceeds from the offering, after deduction of the arranger's fees and other expenses and commissions of the offering, will be approximately NIS  297 million.

We intend to use the net proceeds from the offering to increase the Company's liquidity to enable it, together with other sources of financing, to meet the Company's scheduled debt repayments.

16.6	Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is approximately NIS 3 million.

16.7	Incorporation of Certain Information by Reference

We are allowed to incorporate by reference into this shelf offering report the information that we file with the SEC and the ISA, which means that we can disclose important information to you by referring to those filings.  The information incorporated by reference is considered to be part of this offering report.  We are incorporating by reference in this shelf offering report the documents listed below, the documents listed in section 3.13 of the Shelf Prospectus and any future filings we may make with the SEC and ISA on Form 20-F or on Form 6-K (to the extent that such Form 6-K indicates that it is intended to be incorporated by reference herein) prior to the termination of this offering:

•	Form 20-F for the year ended December 31, 2016, filed with the SEC [and the ISA] on March 30, 2017;

•	Form 6-K filed with the SEC on March 30, 2017 (relating to fourth quarter and annual 2016 results);

•	Form 6-K filed with the SEC and with the ISA on April 3, 2017 (relating to the interest rate for the series D notes);

•	Form 6-K filed with the ISA on April 9, 2017 and with the SEC on April 10, 2017 (relating to the Company receiving a lawsuit and a motion for the recognition of this lawsuit as a class action);

•	Form 6-K filed with the SEC and with the ISA on May 8, 2017 (relating to Company's announcement of the release of first quarter 2017 results);

•	Form 6-K filed with the SEC and with the ISA on May 22, 2017 (relating to the Company's first quarter 2017 results);

•	Form 6-K filed with the SEC and with the ISA on May 22, 2017 (relating to the extension of the 2015 Shelf Prospectus); and

•	Form 6-K filed with the ISA on May 29, 2017 and with the SEC on May 30, 2017 (relating to the Netflix and Partner collaborating in Israel).

•	Form 6-K filed with the ISA on June 11, 2017 and with the SEC on June 12, 2017 (relating to the announcement of possible share offering in Israel).

•	Form 6-K filed with the ISA and with the SEC on June 15, 2017 (relating to shelf offering memorandum).

•	Form 6-K filed with the ISA on June 18, 2017 and with the SEC on June 19, 2017 (relating to issuance results in accordance with a shelf offering report).

•	Form 6-K filed with the ISA on June 25, 2017 and with the SEC on June 26, 2017, 2017 (relating to early repayments of loans).

•	Form 6-K filed with the ISA and with the SEC on June 27, 2017 (relating to the launch of Partner TV services).

•	Form 6-K filed with the ISA on July 2, 2017 and with the SEC on July 3, 2017 (relating to the consideration of bond issuance in Israel).

•	Form 6-K filed with the ISA and with the SEC on July 4, 2017 (relating to interest rate for the series D notes for the period commencing on July 1, 2017 and ending on September 30, 2017).

•	Form 6-K filed with the ISA on July 16, 2017 (relating to consideration of bond issuance in Israel).

As you read the above documents, you may find inconsistencies in information from one document to another.  If you find inconsistencies between the documents and this shelf offering report, you should rely on the statements made in the most recent document.

We will provide to each person, including any beneficial owner, to whom this shelf offering report is delivered, a copy of these filings, at no cost, upon written or oral request to us at: 8 Amal Street, Afek Industrial Park, Rosh Ha'ayin 48103, Israel, Attn.: Corporate Secretary, telephone number: 972-54-7814-888.  Copies of these filings may also be accessed on the SEC's website at www.sec.gov, the ISA's website at www.magna.isa.gov.il and our website at www.partner.co.il.  Except for such filings, information contained on such websites is not part of this shelf offering report.

16.8	Legal Matters

Certain legal matters with respect to the offering of the Shares are being passed upon for us by Agmon & Co., Rosenberg, Hacohen & Co. of Tel Aviv, Israel and by Shearman & Sterling (London) LLP of London, United Kingdom.

17.	The legal opinion:

The Company received the following opinion:

אגמון ושות' רוזנברג הכהן ושות'

Agmon & Co. Rosenberg Hacohen & Co.

July 18, 2017

Partner Communications Company Ltd.
8 Amal Street
Afek Industrial Park
Rosh Ha-Ayin

Dear Mr./Ms.,

Re: Partner Communications Company Ltd. (hereinafter: "the Company") –
Shelf Offering Memorandum of June 19, 2017
(hereinafter: "the Shelf Offering Memorandum")

With reference to the Company's Shelf Prospectus dated June 3, 2015 (hereinafter: "the Shelf Prospectus") and to the Shelf Offering Memorandum that is being published by virtue thereof, we hereby issue our opinion as follows:

1.	In our opinion, the rights attached to the securities being offered pursuant to the Shelf Offering Memorandum have been correctly described in the Shelf Offering Memorandum.

2.	In our opinion, the Company has the authority to issue the Securities being offered in the Shelf Offering Memorandum in the manner described in the Shelf Offering Memorandum.

3.	In our opinion, the Company's directors have been duly appointed and their names are included in the Shelf Offering Memorandum.

We hereby agree to the inclusion of this opinion in the Shelf Offering Memorandum.

Sincerely,

Shirel Guttman-Amira, Adv.    Iris Cibulski-Havilio, Adv.    Evyatar Sadeh, Adv.

Agmon & Co. Rosenberg Hacohen & Co.

18.	Letter of consent of the Company's independent auditor

July 18 2017

The Board of Directors of Partner Communications Ltd.

Dear Mr./Ms.,

We are agreeing to the inclusion, by way of referral, in the Shelf Offering Memorandum (hereinafter – "the Offering Memorandum") of Partner Communications Company Ltd. (hereinafter – "the Company"), of the auditors' opinion that we signed on March 29, 2017, which relates to the Company's consolidated financial statements and to the effectiveness of internal control components on the Company's financial reporting as on December 31, 2016, which were submitted by the Company to the United States Securities and Exchange Commission and to the Israel Securities Authority within the scope of the F-20 Report for 2016, on March 30, 2017, as well as to the inclusion of our name under the title "experts" in the Offering Memorandum, as the term "expert" is defined in the Securities Act of 1933.

This letter is being issued at the request of the Company and is designated solely for inclusion in the Company's Offering Memorandum, to be filed with the ISA in Israel and which is planned to be published in July 2017. Furthermore, since the securities being offered within the scope of the Offering Memorandum were not and shall not be listed pursuant to the Securities Act of 1933, we did not submit this letter of consent under the Securities Act of 1933.

Sincerely,

Kesselman & Kesselman
Accountants
PwC Israel

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, POB 50005, Tel-Aviv 6150001
Telephone: +972-3-7954555, fax: +972-3-7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

Signatures

The Company:
Partner Communications Company Ltd.

The Directors:
Adam Chesnoff

Elon Shalev

Michael Anghel

Barry Ben-Zeev

Fred Gluckman

Barak Pridor

Osnat Ronen

Yoav Rubinstein

Arieh Saban

Arie (Arik) Steinberg

Ori Yaron

Yehuda Saban

Appendix A

It should be clarified that this Deed of Trust is only a draft. The wording of the  Deed of Trust may change substantially until the date of the actual issuance of the Company's series of debentures (Series F), if and to the extent that it is issued. The binding version of the Deed of Trust for the  debentures (Series F), if and to the extent they will be issued, will be the version that will be attached to the Shelf Offering Report (if and to the extent that it is published by the Company pursuant to the Shelf Prospectus) and its entry into effect will only be subject to the issuance of the Debentures under it.

Deed of Trust

Drawn up and signed in Tel-Aviv on the 18 of July, 2017
and valid solely in relation to the Series F Bonds

between:	PARTNER COMMUNICATIONS COMPANY LTD.
of 8 Amal Street, Rosh Ha'ayin, Israel
Telephone: +972-54-7814190;
Fax: + 972-54-7814193
(hereinafter – "the Company")

of the first part;

and:	HERMETIC TRUST (1975) LTD.
of 113 Hayarkon Street, Tel-Aviv, Israel
Telephone: + 972-3-5544553
Fax: + 972-3-5271451
(hereinafter – "the Trustee")

of the second part;

Whereas:	the Company published a shelf prospectus on June 2, 2015, the validity of which was extended until June 2, 2018, whereby the Company may issue, inter alia, bonds (hereinafter: "the Shelf Prospectus");

and whereas:	the Trustee is a company limited in shares, duly incorporated in Israel pursuant to the Companies Law, 5759 – 1999, whose principal object is to engage in trusts;

and whereas:
on June 27, 2017, the Company's Board of Directors resolved to approve, in principle, an issue of nonconvertible Series F Bonds ("the Series F Bonds" or "the Bonds"), which shall be listed for trading on the TASE (subject to fulfilling the TASE's listing requirements as stated hereunder), subject to the publication of a shelf offering memorandum pursuant to the Shelf Prospectus;

and whereas:	S & P Global Ratings Maalot Ltd. ("Maalot") announced that it has assigned a rating of ilA+ for the Bonds.

and whereas:
the Trustee declared that there is no obstruction pursuant to the Securities Law, 5728 – 1968, or pursuant to any other law, to its engagement with the Company pursuant to This Deed of Trust, that it fulfills the requirements and qualification criteria prescribed in the Securities Law, 5728 – 1968, for serving as the Trustee for the issue of the Bonds that are the subject of This Deed, and that the Company has no personal interest in the Trustee and the Trustee has no material interest in the Company[1];

and whereas:	the Company applied to the Trustee, requesting it to serve as the Trustee for the Bondholders, and the Trustee agreed to this, all subject and pursuant to the conditions of This Deed of Trust;

and whereas:
the Company declares that there is no statutory and/or contractual obstruction to carrying out an issue of the Bonds and/or to engaging with the Trustee pursuant to This Deed of Trust, and that, on the date of issue of the Series F Bonds, all of the approvals and permits required by any law and/or agreement for the purpose of carrying out the issue have been received;

wherefore, the parties agree, declare and stipulate as follows:

1.	Recitals, interpretation and definitions

1.1	The recitals to This Deed of Trust and the appendices attached thereto constitute a material and integral part thereof.

1.2	This Deed of Trust has been divided into clauses and clause headings have been added solely for the sake of convenience and reference, and they may not be used for interpretation purposes.

1.3
All that stated in This Deed in the plural also implies the singular and vice versa; all that stated in the masculine gender also implies the feminine and vice versa, and every reference to a person also implies a corporation, all provided that This Deed does not contain any other express and/or implied provision and/or provided that the content or context does not dictate otherwise.

1.4	In This Deed of Trust and in the Bonds, the following expressions shall have the meanings alongside them:

1.4.1	"This Deed" or "the Deed of Trust"	This Deed of Trust, including the appendices and addenda attached thereto and constituting an integral part thereof;
1.4.2	"The Prospectus" or "the Shelf Prospectus"	As defined in the recitals above;

1 It should be clarified that the Trustee serves as trustee for additional Company bonds series.

1.4.3	"Shelf Offering Memorandum" or "Offering Memorandum"
The memorandum under which the Series F Bonds are being offered to the public pursuant to the provisions of section 23.A,(f) of the Securities Law, 5728 – 1968, which shall furnish all of the specific details of that offering, pursuant to the provisions of any law and pursuant to the TASE regulations and directives, as they shall be at that time;

1.4.4	"The Trustee"	The Trustee referred to in the recitals of This Deed and/or any party that shall serve from time to time as the Trustee of the Bondholders pursuant to This Deed;
1.4.5	"The Tender"	The tender in which context the Bonds (Series F) will be offered to the public;
1.4.6	"The Register"	The Register of the Bondholders as stated in clause 29 of This Deed;
1.4.7	"The Bondholders" and/or "the Holders"	As the terms "holder" and "bondholder" are defined in the Securities Law;
1.4.8	"The Bond Certificate"	Bond certificate, the version of which is attached as the First Addendum to This Deed;
1.4.9	"The Law" or "the Securities Law"	Securities Law, 5728 – 1968 and the Securities Regulations, as they shall be from time to time;
1.4.10	"The Companies Law"	The Companies Law, 5759 – 1999 and the Companies Regulations, as they shall be from time to time;
1.4.11	"Principal"	The total par value of the Series F Bonds;
1.4.12	"Trading Day"	Any day on which transactions are transacted on the TASE;
1.4.13	"Business Day" or "Banking Business Day"	Any day on which most of the banks in Israel are open for business;
1.4.14	"The TASE"	The Tel-Aviv Stock Exchange Ltd.;

1.4.15	"The Nominee Company"
Mizrahi Tefahot Nominee Company Ltd. or a nominee company that shall subrogate for it at the Company's sole discretion and subject to any law, provided that all of the Company's securities are registered with that nominee company;

1.4.16	"Special Resolution"
Resolution passed during a meeting of the Series F Bondholders, attended by at least two Holders of at least twenty-five percent (25%) of the balance of the par value of the Series F Bonds in circulation on the record date for the meeting, either personally or by their proxies, or during an adjourned meeting of this meeting, attended by Holders of at least twenty percent (20%) of the said balance, either in person or by their proxies, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least sixty six percent (66%) of all votes of those participating in the vote, excluding abstentions.

1.4.17	"Ordinary Resolution"
Resolution passed during a meeting of the Bondholders, which convened pursuant to section 35.L.13 and 35.L.14(a) of the Law, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least fifty percent (50%) of the votes of those participating in the vote, excluding abstentions.

1.4.18	"Rating Company"	A rating company approved by the Capital Market Commissioner of the Ministry of Finance.
1.4.19	"Related Holder"	As this term is defined in section 28 of the Second Addendum to This Deed.

1.5	In any instance of a contradiction between the Deed of Trust and its accompanying documents, the provisions of the Deed of Trust shall prevail.

1.6
In any instance of a contradiction between the provisions described in the Prospectus and the Shelf Offering Memorandum in relation to This Deed and/or the Bonds, the provisions of This Deed shall prevail. From the Company's examination, there is no contradiction between the provisions described in the Prospectus and the Shelf Offering Memorandum and the provisions described in this Deed and/or the Bond. If such contradiction arises, the provisions of this Deed shall prevail.

2.	The Bond issue and the application of the Deed of Trust

2.1
The Company shall issue, pursuant to the Prospectus and the Shelf Offering Memorandum, a series of registered Series F Bonds of NIS 1 par value each, which are payable in five equal payments at a rate of 20% of the principal each, on June 25 of each of the years 2020 – 2024. The Principal of the Bonds, as it shall be from time to time, bears fixed annual interest at a rate to be determined in the Tender (hereinafter: "the Base Interest Rate"). The interest in respect of the Bonds shall be paid biannually, on June 25 and on December 25 of each of the years 2017 through 2024 (inclusively) in respect of the period of 6 (six) months ending on the date of the payment (apart from the first interest period as specified hereunder), so that the first payment shall be paid on December 25, 2017, and the last payment shall be paid on June 25, 2024.  All this, apart from the payment in respect of the first interest period, which shall be paid on December 25, 2017, for which the interest shall be paid in respect of the period beginning on the first Trading Day after the date of the public tender and ending on the date of the first interest payment, being calculated on the basis of 365 days per year , according to the number of days during this period.

2.2
The Bonds (Principal and interest) are not linked to any index or to any currency. For details about a change in the interest rate as a result of a downrating of the Series F Bonds or of noncompliance with financial covenants, see Appendix A to the Deed of Trust. It should be clarified that according to the TASE regulations and guidelines, the linkage method cannot be changed.

2.3	The Bonds shall not be convertible into shares of the Company.

2.4	Series expansion and issues of additional series

2.4.1
Subject to receipt of the TASE's approval for listing for trading, the Company shall be allowed to expand the series of Series F Bonds from time to time, without needing to receive the approval of the Trustee for the Series F Bondholders and/or of the Series F Bondholders existing at that time (whether by way of a private offering or within the scope of a prospectus, whether pursuant to a shelf offering memorandum or in any other way), including to a Related Holder, at any price and in any manner that the Company shall deem fit, including at a discount rate or a premium (including without a discount or without a premium) that differs from those that were in effect (if any) in other issues executed from the same series, and provided that it shall issue notice of this to the Trustee of that series. Subject to the provisions of the Deed of Trust, the Trustee shall serve as the Trustee for the Series F Bondholders as shall be in circulation from time to time, and this, also in the instance of a series expansion, and the Trustee's consent to serve as stated for the expanded series shall not be required.

The Series F Bonds that shall be in circulation and additional Bonds from the same series that shall be issued (if any) as stated above in this clause shall (from the date of their issue) constitute a single series for all intents and purposes, and This Deed of Trust shall also apply in relation to all of the additional Series F Bonds. The additional Series F Bonds shall not vest a right to a payment of Principal and/or interest in respect of the Series F Bonds if the record date for the payment thereof predates the date of their issue.

If the discount rate that shall be set for the Series F Bonds as a result of an expansion of the series shall differ from the discount rate of the Series F Bonds in circulation at that time, then, prior to the expansion of the Series F Bonds, the Company shall apply to the Israel Tax Authority with regard to deduction of tax at source from the discount fees in respect of the said Bonds in order to obtain its approval that a uniform discount rate shall be set for the said Bonds, according a formula that weights the differing discount rates in Series F, if any. If such approval is received, then, prior to the date of the series expansion, the Company shall calculate the weighted discount rate in respect of all of the Series F Bonds, and shall publish in an immediate report, together with the results of the issue as stated, the weighted uniform discount rate for the entire series and shall deduct tax on the payment dates of the Series F Bonds according to such weighted discount rate and pursuant to the provisions of the Law. If such approval is not received, the Company shall report the nonreceipt of such approval in the immediate report of the results of the issue and that the uniform discount rate shall be the highest discount rate created in respect of the Series F Bonds. The TASE members shall deduct tax at source when paying the Series F Bonds, according to the discount rate that shall be so reported. Consequently, instances are possible whereby the Company shall deduct tax at source in respect of discount fees at a rate that is higher than the discount fees set for any party that held Series F Bonds prior to the series expansion. In such instance, a taxpayer, that held the Series F Bonds prior to the series expansion and up until the payment of the Bonds, shall be entitled to submit a tax statement to the Tax Authority and receive a refund of the tax deducted from the discount fees, to the extent that it is entitled to such refund by law.

2.4.2
Notwithstanding that stated in clause 2.4, the Company shall not be allowed to execute an expansion of the Bond series unless all of the following conditions have been fulfilled prior to the publication of the Shelf Offering Memorandum and, if a tender to classified investors shall be held – prior to the date of the tender to classified investors:

2.4.2.1
a written affirmation has been received from the Rating Company of a rating of the Series F Bonds subsequent to the series expansion that is not lower than the rating of the Series F Bonds prior to the series expansion;

2.4.2.2
a written confirmation signed by the chief financial officer of the Company has been issued whereby: (1) the Company has not breached any of its material covenants to the Bondholders pursuant to the provisions of the Deed of Trust or the Bond; (2) the Company is complying with the financial covenant specified hereunder in clause 6 according to its financial statements last published before the additional issue, and that the Company shall not be in breach  the said financial covenant as a result of the additional issue, attaching a calculation that substantiates this to the satisfaction of the Trustee; (3) there is no cause of action for immediate repayment as set forth in section 11 below; (4) The expansion of the series does not affect the solvency of the Bonds (Series F); the Trustee shall be allowed to rely on this confirmation and shall not be required to perform an additional examination;

2.4.3
The Company reserves the right, at any time and from time to time, without needing the consent of the Trustee and/or the consent of the Bondholders, to create additional financial liabilities and/or to obtain additional financing of any kind whatsoever and/or to issue by way of a public offering pursuant to a prospectus or by way of a private offering, or in any other way, other series of bonds that are other than Series F Bonds or other securities of any kind or type, whether or not they shall vest a right of conversion into shares, under conditions of redemption, interest, linkage and other conditions as the Company shall deem fit, whether they are more favorable than, equal to or inferior to the terms of the Series F Bonds.

2.4.4
This right of the Company in no way releases the Trustee from examining any action as stated, and this, insofar as this obligation is imposed on the Trustee pursuant to any law, and it in no way derogates from the rights of the Trustee and of a meeting of the Bondholders pursuant to This Deed, including from their right to call for the immediate repayment of the Bonds as stated hereunder in clause 11.1 or pursuant to the provisions of any law.

2.4.5
In the event that the Company shall issue additional series of bonds that are not secured by any collateral, the bonds of the other series as stated shall not have preference over the Series F Bonds in the event of liquidation proceedings of the Company. It is clarified that that stated in this clause in no way prevents the Company from issuing additional bonds that shall be backed by collateral and pledges of any kind. Prior to publication of the Shelf Offering Memorandum, and if a tender is held for classified investors -Prior to holding the Tender for classified investors, the Company shall issue a confirmation to the Trustee signed by the senior officer in the finance area, confirming the undertaking enumerated in this section.

2.5
The Series F Bonds (including those that might be issued within the scope of a series expansion as stated above in clause 2.4) shall be of equal pari passu rank, inter se, in relation to the Company's covenants pursuant to the Bonds and this Deed of Trust, and without any precedence or preference of one over the other.

2.6
This Trust Deed shall come into effect on the allotment date of the Bonds by the Company and its application shall be retroactive as of the issue date of the Series F Bonds by virtue of the Prospectus. It is agreed that, in the event that the issue of the Series F Bonds shall be cancelled for any reason whatsoever, then This Deed of Trust shall be nullified ab initio.

3.	Appointment of the Trustee; validation of its incumbency; term of incumbency; expiration of incumbency; resignation; dismissal; the Trustee's roles; the Trustee's authorities

Appointment of the Trustee

3.1
The Company hereby appoints the Trustee as the first Trustee for the Bondholders only, by virtue of the provisions of section 35.B of the Securities Law, including for those entitled to payments by virtue of the Bonds that were not paid after the date of payment thereof.

3.2
If the Trustee was replaced by another trustee, the other trustee shall be a trustee for the Bondholders by virtue of the provisions of chapter E.1 of the Securities Law, including for Parties Entitled to payments by virtue of the Bonds that were not paid after their payment due date.

Term of incumbency; expiration of incumbency; resignation; dismissal

3.3
The first Trustee shall hold office as of the issue date of the Bonds, and his incumbency shall end on the convening date of a Bondholders' meeting ("the First Appointment Meeting"), that the Trustee will convene no later than 14 days after the submission date of the second annual report of the trusteeship's affairs pursuant to section 35.H.1.(a) of the Securities Law. Insofar as the First Appointment Meeting shall approve the continued incumbency of the first Trustee, then the Trustee shall continue to hold office as the Trustee until the expiration of the second term of appointment that shall be specified in the resolution of the First Appointment Meeting (which might be up until the final payment date of the Bonds). A resolution to replace a trustee as stated above in this clause shall be passed pursuant to the provisions of section 35.N.(d) of the Securities Law, in its version on the signing date of the Deed of Trust and subject to any law.

Insofar as the First Appointment Meeting and/or any subsequent meeting shall define the additional term of the Trustee's appointment, a term of appointment shall expire upon a resolution to continue its incumbency and/or to appoint another trustee in its stead.

The Trustee's roles

3.4	The Trustee's roles are pursuant to any law, including the Securities Law as it shall be from time to time.

3.5	In addition to the provisions of the Law and without derogating from them, the roles of the Trustee shall be those specified in Appendix C to This Deed of Trust.

3.6	The Trustee's engagement in the Deed of Trust is as a proxy on behalf of the Bondholders.

The Trustee's authorities

3.7
The Trustee shall represent the Bondholders in relation to any matter deriving from the Company's covenants to them, and for this purpose, it shall be allowed to take action to exercise the rights vested the Holders pursuant to the Securities Law or pursuant to the Deed of Trust.

3.8	The actions of the Trustee are valid even if a defect was discovered in its appointment or in its qualifications.

3.9	The Trustee is allowed to institute any proceeding for the purpose of protecting the Holders' rights pursuant to any law and which are specified in This Deed of Trust.

3.10	The Trustee is allowed to appoint delegates as specified in clause 25 of This Deed.

3.11
The Trustee shall not be obligated to notify any third party about the signing of This Deed. The Trustee shall not interfere in any way whatsoever in the conduct of the Company's businesses or its affairs, and this is not included in its roles.

3.12
Subject to the provisions of any law, the Trustee is not obligated to take action in any way that is not expressly specified in This Deed of Trust, so that any information, including about the Company and/or in relation to the Company's ability to fulfill its covenants to the Bondholders, shall come to its attention, and this is not its one of its roles.

3.13
Subject to the provisions of any law and to that stated in This Deed of Trust, the Trustee undertakes, by signing This Deed, to safeguard in confidentiality any information furnished to it by the Company, to not disclose it to any other party and to not make any use thereof, unless the disclosure or use thereof is required for the purpose of fulfilling its role pursuant to the Securities Law, pursuant to the Deed of Trust, or pursuant to a court order. Without derogating from that stated above, the forwarding of the information to the Bondholders, at the Trustee's reasonable discretion under the circumstances, shall not be deemed a breach of the duty of confidentiality.

3.14
The Trustee will be entitled to deposit all the notes and documents attesting to and representing and/or determining his rights in connection with the trust that is the subject of this Deed of Trust, including with respect to any property at the time in his possession, in a safe and/or in any other place he will choose and/or with any bank and/or with any banking auxiliary corporation and/or an attorney and/or an accountant.

3.15
The Trustee is allowed to rely on the presumption stated hereunder in clause 29 and to rely on the authenticity of the identity of an unregistered Bondholder as delivered to the Trustee by a person whose name is listed as the empowered in a power-of-attorney, which was issued by a nominee company, insofar as the Holder's identity is not recorded in the power-of-attorney.

3.16
Within the scope of its trusteeship, the Trustee is allowed to rely on any written document, including any written instructions, notification, request, consent or approval, which appears to have been signed or issued by any person or entity, that the Trustee believes, with bona fides, was signed or issued by it.

3.17
It is hereby clarified that the conclusion of the incumbency of the Trustee shall in no way derogate from rights, claims or allegations that the Company and/or the Series F Bondholders might have against the Trustee, if any, the cause of which predates the last day of its incumbency as the Trustee, and this shall in no way release the Trustee from any liability pursuant to any law.

4.	Purchase of Bonds by the Company and/or by a subsidiary and/or by controlling shareholders

4.1
Subject to all provisions of the Law, the Company reserves its right to buy-back Series F Bonds that shall be in circulation from time to time, at any time and at any price that it shall deem fit, without adversely affecting its obligation to repay the Bonds that shall be held by others besides the Company. Bonds that shall be repurchased by the Company shall be voided and delisted from trading on the TASE, and the Company shall not be allowed to reissue them. In the event that the Bonds shall be repurchased during trading on the TASE, the Company shall apply to the TASE Clearing House to withdraw the Bond Certificates. The Company shall file an immediate report about a buy-back of Bonds executed by it as stated, insofar as required by law, and shall issue written notice of this to the Trustee for the Series F Bonds. That stated above in no way prejudices the Company's right to execute an early redemption of the Bonds (as stated hereunder in clause 10).

4.2
Subject to any law, a Related Holder shall be allowed to purchase and/or to sell Bonds from time to time, on the TASE or off-the-board, including within the scope of an issue by the Company. The Bonds that shall be so held by a Related Holder shall be deemed an asset of the Related Holder, they shall not be delisted from trading on the TASE and shall be transferable like the rest of the Bonds. Regarding the convening of a Bondholders' meeting, the quorum and the counting of the voters during a meeting as stated, the provisions of the Second Addendum to This Deed of Trust shall apply.

4.3	That stated above in subclauses 4.1 and 4.2, per se, in no way obligates the Company, a Related Holder and/or the Bondholders to purchase Bonds or to sell the Bonds in their possession.

5.	The Company's covenants

5.1
The Company's covenant to repay the Bonds is not secured by collateral. The Company covenants to pay, on the dates prescribed for this, all sums of the Principal and the interest (including the arrears interest and interest increments in respect in a revision of the rating and/or in respect of a breach of a financial covenant, if any shall apply) pursuant to the terms of the Bonds. The Company covenants that it shall take action for the listing of the Series F Bonds for trading on the TASE and shall comply with all other conditions and undertakings imposed on it pursuant to the terms of the Bonds and under the terms of this Deed.

5.2
To dispel any doubt, it is hereby clarified that the Trustee is under no obligation to examine, and the Trustee, in fact, did not examine, the need for collateral to be provided to secure the payments to the Series F Bondholders. The Trustee was not asked to conduct, and the Trustee, in fact, did not conduct an economic, accounting or legal Due Diligence examination of the business position of the Company or of its subsidiaries.  By engaging in the Deed of Trust, and by consenting to serve as the Trustee for the Series F Bondholders, the Trustee is not expressing its opinion, whether express or implied, as to the Company's ability to fulfill its covenants towards the Series F Bondholders.

5.3
That stated in no way derogates from the Trustee's obligations pursuant to any law and/or the Deed of Trust, and in no way derogates from the Trustee's obligation (to the extent that such obligation applies to the Trustee by law) to examine the impact of changes in the Company as of the issue date and thereafter, to the extent that they could adversely affect the Company's ability to fulfill its covenants to the Series F Bondholders.

6.	Compliance with financial covenants

The Company covenants that, until the date of the full, final and precise clearance of the debt pursuant to the terms of the Bonds and the fulfillment of all of the rest of the Company's covenants to the Bondholders pursuant to This Deed of Trust and the terms of the Bond the ratio of net debt to ADJUSTED EBITDA excluding non-recurring effects (the "Debt to EBITDA Ratio") will not exceed 5.

For this purpose: "net debt" means credit from banks and financial institutions as well as loans from banks and financial institutions, as well as liabilities in respect of debentures less: cash and cash equivalents, short and long term deposits and current investments in marketable securities; and "ADJUSTED EBITDA" - as defined in Note 5 to the Consolidated Financial Statements as of December 31, 2016, and which will be calculated for the 12-month period preceding the last consolidated financial statements or the last unaudited consolidated quarterly results published by the Company, as the case may be.

6.1
The Company's compliance with the financial covenant specified above shall be examined by the Company on a quarterly basis, according to the last audited annual consolidated financial statements or the unaudited consolidated quarterly results that the Company shall publish, on the publication date of each of these statements, as applicable (hereinafter: "the Examination Date"), for as long as the Series F Bonds are in circulation. The Company will note, in the framework of the annual  report (20-F) or the unaudited consolidated quarterly results it will publish, whether it meets the financial covenant and the outcome of calculating the financial covenant. No later than three Business Days after the publication of the Company's audited annual consolidated financial statements or the unaudited consolidated quarterly results, the Company shall deliver a confirmation to the Trustee from the Company's CEO or CFO about the Company's compliance or noncompliance with the financial covenant in accordance with the financial statements or the unaudited consolidated quarterly results that were published and the results of a calculation of the said financial covenant in an active excel file. The Trustee may rely on such confirmation and shall not be required to perform an additional examination on its behalf.

6.2	Regarding a mechanism for adjusting the interest rate that the Series F Bonds shall bear in respect of a breach of a financial covenant, see clause 2 of Appendix A to This Deed.

7.	Restrictions on a distribution

7.1
The Company covenants that, until the date of the full, final and precise clearance of the debt pursuant to the terms of the Series F Bonds, the Company shall be allowed to carry out a distribution (as this term is defined in the Companies Law) (hereinafter: "Distribution"), provided that the Company shall issue a confirmation to the Trustee from the Company, signed by the Company's CEO or the Company's CFO by no later than two Business Days after approval of the Distribution by the Company's Board of Directors, that: (a) the Distribution is a permitted distribution pursuant to section 302 of the Companies Law; (b) the Company is not breaching the financial covenant specified above in clause 6, prior to the Distribution and as a result of the Distribution; (c) the Company's equity according to the last audited annual consolidated financial statements or the last unaudited quarterly consolidated results published (prior to the distribution notice), less the amount of the distribution, shall not diminish from NIS 650 million; (d) no cause has arisen or will arise following the said distribution to call for immediate repayment as stated hereunder in clause 11; (e) correct to the approval date of the Distribution, there is no material breach of terms of the Deed of Trust. It is clarified that that stated in subclause (e) in no way constitutes consent by the Trustee to immaterial breaches of This Deed by the Company.

For the purposes of this section 7.1 and section 11.24 below "equity" means – the total of the Company's equity that is attributed to the Company's shareholders, excluding minority interests.

7.2
It should be noted that, beyond that stated above, on the date of This Deed of Trust, there are no restrictions in relation to the execution of a Distribution by the Company to its shareholders or restrictions on a buy-back of shares of the Company.

8.	Rating

8.1
The Company shall take action, insofar as the matter is under its control, so that the Bonds shall continue to be rated throughout the entire period of the Bonds by at least one Rating Company that has been accredited by the Capital Market Commissioner. It is clarified that, insofar as the Bonds shall be rated by a number of Rating Companies, the Company shall be allowed to discontinue their rating by any of the Rating Companies, at its sole discretion, without the Trustee and/or the Bondholders having any allegation in this regard, provided that the Bonds are rated at that time by at least one Rating Company. In the event of a replacement of the Rating Company, the Company shall publish an immediate report about the replacement of the Rating Company and /or the discontinuation of rating by a rating company (in both cases, even when it is a termination or a replacement of one of the rating companies) no later than one trading day from the said termination and/or replacement date. The said report shall specify the reasons for the changing the Rating Company and/or the termination of its work. In addition, if the rating shall be discontinued altogether, the Company shall forward a written and duly signed confirmation to the Trustee that specifies the reasons for the discontinuation as stated.

8.2
Regarding the rating of the Series F Bonds and a mechanism for adjusting the interest rate that the Bonds shall bear in the event of a rating revision, and termination of rating see clause 1 of Appendix A to This Deed. Regarding the event of immediate repayment, see section 11.16 below.

9.	Negative pledge

9.1
Subject to that stated in this clause 9, the Company shall be allowed to pledge all or a portion of its assets, in any way whatsoever, in favor of any party that it shall deem fit, without any restriction and at any rank, including to secure bonds (or series of bonds) that it shall issue, or to secure other liabilities, without needing any consent from the Trustee and/or from the Bondholders. Furthermore, the Company shall be allowed to sell, lease, deliver or transfer in any other manner, its assets, in whole or in part, in any manner whatsoever, to any party that it shall deem fit, without needing any consent of the Trustee and/or of the Bondholders.

9.2
Notwithstanding that stated above in clause 9.1, the Company covenants that, as long as the Series F Bonds have not been repaid in full, the Company shall not create floating liens on all of its assets and all of its rights, whether existing or future, in favor of any third party, to secure any debt or any undertaking (hereinafter in this clause 9.2: "Covenant to Not Create Floating Liens"), unless it shall implement one of the following alternatives:

9.2.1
it shall obtain in advance the consent of the Series F Bondholders to create the lien in favor of the third party. Such resolution shall be passed by a Holders' meeting attended by Holders of at least fifty percent (50%) of the balance of the par value of the Series F Bonds in circulation on the record date for the meeting, or in an adjourned meeting of this meeting attended by Holders of at least twenty percent (20%) of the said balance, and which was passed (whether during the original meeting or during the adjourned meeting) by a majority of at least sixty six point sixty six percent (66.66%) of all votes of those participating in the vote, excluding abstentions;

9.2.2
simultaneously with the creation of the floating lien in favor of the third party, it shall create a floating lien at the same ranking in favor of the Series F Bondholders, pari passu according to the debt ratio, to secure the outstanding balance of the debt to the Holders, and this lien shall remain in effect for as long as the Bonds have not been repaid in full. The Company shall deliver to the Trustee, inter alia, an attorney's confirmation whereby the lien that the Company intends to create in favor of the Bondholders as stated complies with the condition stated in this clause.

9.3
To dispel any doubt, it is hereby clarified that the choice of either of the possibilities stated above in this clause 9.2 is at the Company's sole discretion, but the Company shall deliver notice of this to the Trustee at least 10 business days before implementing the alternative that it chose and will publish this in an immediate report on the date of the notice to the Trustee.

9.4	Correct to the signing date of This Deed, there is no floating lien on all of the Company's assets in favor of any third party.

9.5	Regarding that stated in clause 9.2.2, it is clarified as follows:

9.5.1
As long as the exercise date of the lien (as defined hereunder) has not arrived, the Company shall be entitled to all profits in respect of its assets and/or in respect of the pledged securities, as the case may be, of every kind and/or type whatsoever (and, insofar as at issue are securities, including, but not limited to, voting rights in respect of the shares, rights to appoint directors, dividends and bonus shares), rights to cash payments deriving from the assets or any other right (hereinafter jointly: "the Profits") and it shall be allowed to use them as it wishes and, after it receives them, these Profits shall be deemed an unencumbered asset.

9.5.2
Until the lien exercise date, no restriction shall apply to the Company in relation to the Profits and it shall be allowed to use them as it wishes, including to transfer them to any third party at its discretion, and/or to perform any action with them, without needing the approval of the Trustee and/or the Bondholders;

9.5.3
Until the lien exercise date, no restriction shall apply to the Company in relation to engagements with third parties by virtue of which the right to the Profits arose, including amending agreements with them, terminating them, engaging in new agreements with them or with others, etc.;

9.5.4
As of the exercise date of the lien, all of the Profits shall be transferred to an account under the Trustee's name for the benefit of the Bondholders, with the Company's rights and the money therein to be pledged under a fixed and floating lien, respectively, first and foremost in favor of the Trustee for the benefit of the Bondholders, and the Profits as stated shall be used to secure the repayment of the Bonds;

9.5.5
To dispel any doubt, it is clarified that the monies in this account shall be invested according to the provisions of clause 20 hereunder, and that the cash balances in this account shall be managed according to that specified hereunder in clause 14.

9.6
Notwithstanding that stated above in clause 9.2, it is clarified that the negative pledge covenant regarding floating liens shall not apply to a floating lien on all of the Company's assets, which was created by virtue of a specific law or pursuant to regulatory requirements and pursuant to their conditions and the Company shall record a current floating charge in the Trustee's name in favor of the Bondholders, unless the specific law or said regulatory requirements forbid this.

9.7
Whenever the Company shall create a lien in favor of the Holders as stated above in subclause 9.2.2,  and at issue is a lien requiring registration in the register of liens being managed by the Registrar of Companies (or in any other register as required by law) for the purpose of improving it, the lien shall be considered duly registered only after the Company has issued to the Trustee: (a) notification of details of mortgages and liens (Form 10), attaching the lien instrument, being signed and stamped with an original "Received"/ Submitted for Examination" stamp of the office of the Registrar of Companies, and dated no later than 14 days after the date the lien instrument was created and from the date of the document that creates the lien; (b) an original or certified copy of the lien registration certificate in favor of the Trustee; (c) the Company's attestation signed by the Company's CEO and/or a senior office of the Company regarding the absence of conflicting and/or contrary commitments to any third party for the creation of liens in favor of the Trustee, and that all approvals have been received in the Company in relation to the creation of the lien as stated; (d) legal opinion of a lawyer that the lien is valid, legal and enforceable and exercised in a version to the satisfaction of the Trustee. Once a year, on the 31st of December, the Company will provide the Trustee with an approval as stated in subsection (c) above, as well as an updated lawyer's opinion confirming the validity of the lien. For the purposes of this clause 9:

9.7.1
"Balance of the debt" of the Series F Bonds  is the balance of the Principal plus the accrued interest (including any additional interest and including additional arrears interest as relevant) on the relevant date.

9.7.2
"Lien exercise date" – the date on which a resolution was  passed by a meeting of the Bondholders to call for the immediate repayment of the Bonds and/or to exercise collateral, and/or the date on which the Trustee called for the immediate repayment of the Bonds, and/or the date on which a court ruling was issued to appoint a temporary receiver for the purpose of exercising collateral, insofar as any were issued, whichever is earlier.

10.	Early redemption

Early redemption at the initiative of the TASE

10.1
In the event that the TASE shall decide to delist the Series F Bonds in circulation from trading because the value of the series has fallen below the sum prescribed in the TASE regulations and directives regarding delisting of bonds, the Company shall execute an early redemption of the Bonds. In such instance, the Company shall act as follows:

(a)
Within forty-five (45) days of the date of the resolution by the TASE Board of Directors regarding the delisting as stated, the Company shall announce an early redemption date on which the Bondholders may redeem them. The announcement of the early redemption date shall be published in an immediate report that shall be sent to the Israel Securities Authority and to the TASE and in two daily newspapers circulated in Israel in the Hebrew language.

(b)
The early redemption date in relation to the Series F Bonds shall be at least seventeen (17) days after the publication date of the announcement and not later than forty-five (45) days after the aforesaid date, but not during the period between the record date for a payment of interest and the actual payment date thereof.

(c)
On the early redemption date, the Company shall redeem the Series F Bonds that the Holders thereof requested to redeem. The consideration of the redemption shall not be less than the lower of: (1) the total par value of the Bonds, plus the accrued interest (the adjusted value of the Bonds) up until the actual payment date, as prescribed in the terms of the Bonds; (2) the market value of the balance of the Bonds in circulation, which shall be determined according to the average closing price of the Bonds during the thirty Trading Days that preceded the date of the TASE's delisting decision as stated. Insofar as the early redemption is made in accordance with the provisions of subsection (2) above, the difference between the amount to be paid to the holders under the provisions of this section and the liability value will be considered as interest.

(d)
The determination of an early redemption date as stated above shall in no way prejudice the redemption rights prescribed in the Series F Bonds of any of the Bondholders that shall not redeem them on the early redemption date as stated above, but the Bonds as stated shall be delisted from trading on the TASE and, inter alia, the tax implications deriving from this shall apply to them.

(e)
An early redemption of the Series F Bonds as stated above shall not vest any Holder who held the Bonds that shall be redeemed as stated, the right to a payment of interest in respect of the period subsequent to the redemption date.

Early redemption at the initiative of the Company

10.2
The Company shall be allowed, at its sole discretion, to call for an early redemption of the Bonds as of sixty (60) days after the listing date of the Bonds for trading and, in such instance, the following provisions shall apply, all being subject to the directives of the Israel Securities Authority and the provisions of the TASE Regulations and the directives by virtue thereof, as they shall be on the relevant date.

(a)	The frequency of the early redemptions shall not exceed one redemption per quarter.

(b)
If an early redemption is scheduled during a quarter when an interest payment or a partial redemption payment or a final redemption payment is also scheduled, then the early redemption shall be executed on the payment date so scheduled.

For this purpose, "quarter" means any of the following periods: January through March, April through June, July through September, October through December.

(c)
The minimum volume of any early redemption shall not be less than NIS 1 million. Notwithstanding that stated above, the Company may execute an early redemption at a volume that is less than NIS 1 million, provided that the frequency of the redemptions shall not exceed one redemption per annum.

(d)	Any sum that shall be repaid in an early repayment by the Company shall be paid relative to all of the Bondholders in a pro rata allocation, according to the par value of the held Bonds.

(e)
Upon the passing of a resolution by the Company's Board of Directors regarding the execution of an early redemption as stated above, the Company shall publish an immediate report about the execution of an early redemption to the Bondholders, with a copy to the Trustee. The early redemption date shall be specified in the immediate report and shall be not earlier than seventeen (17) days and not later than forty-five (45) days after the date of the report as stated.

(f)	The early redemption date shall not be during the period between the record date for a payment of interest in respect of the Bonds and the actual payment date of the interest.

(g)
The Company shall announce in the aforesaid immediate report the sum of the Principal that shall be repaid in the early redemption and the interest that accrued in respect of the said sum of the Principal up until the early redemption date, according to that stated hereunder. On the date of a partial early redemption, the Company shall pay to the Bondholders the interest that accrued only for that portion being redeemed by way of partial redemption and not for the entire outstanding balance.

(h)
An early redemption for a portion of the Bonds shall not be executed if the sum of the last redemption shall be less than NIS 3.2 million. On a partial early redemption date, if any, the Company shall announce in an immediate report: (1) the ratio of the partial redemption in terms of the outstanding balance; (2) the ratio of the partial redemption in terms of the original series; (3) the interest rate to be paid on the portion being redeemed in the partial redemption; (4) an update about the ratios of the remaining partial redemptions, in terms of the original series; (5) the record date for entitlement to receive the early redemption of the Bond Principal, which shall be seven (7) days prior to the date scheduled for the early redemption.

(i)
The sum that shall be paid to the Bondholders in the event of an early redemption at the Company's initiative, shall be the higher of the following sums: (1) the market value of the balance of the Bonds being redeemed in an early redemption, which shall be determined according to the average closing price of the Bonds during the thirty (30) Trading Days preceding the Board of Directors' resolution regarding the execution of the early redemption and, in the event that the early redemption is being executed on the record date for an interest payment, the sum equal to the sum of the interest being paid on that date in respect of that Bond shall be deducted from the average value of the Bond as stated; (2) the liability value of the Bonds in circulation that are intended for early redemption; i.e., Principal plus interest up until the actual date of the early redemption; (3) the balance of the cash flow of the Bonds intended for early redemption (Principal plus interest) being capitalized according to the yield on the government bond (as this term is defined hereunder), plus interest at the rate of 1% per annum. The capitalization of the Bonds intended for early redemption shall be calculated as of the date of the early redemption and until the last repayment date prescribed in relation to the Bonds intended for early redemption. Insofar as a sum shall be paid to the Bondholders, the addition that shall exceed the liability value shall be paid as interest. Insofar as the early redemption is made in accordance with the provisions of subsection (1) or subsection (3), then the difference between the amount payable in accordance with the said paragraphs and the value of the liability shall be deemed to be interest.

In this regard: "the yield on the government bond" means, the average weighted (gross) yield to maturity, during a period of seven Business Days, ending two Business Days before the date of the announcement of the early redemption, of two series of unlinked government bonds bearing interest at a fixed rate and with an average duration that is the most similar to the average duration of the Series F Bonds on the relevant date. In other words, one series with the closest average duration above the average duration of the Series F Bonds on the relevant date, and one government bond series with the closest average duration below the average duration of the Series F Bonds on the relevant date, the weighting of which shall reflect the average duration of the Bonds on the relevant date.

For example: if the average duration of government bond A is 4 years, the average duration of government bond B is 2 years and the average duration of the balance of the loan is 3.5 years, the yield shall be calculated as follows:

4x + 21(1-x) – 3.5

x = weight of the yield on government bond A

1-x = weight of the yield on government bond B

According to the above calculation, the annual yield on government bond A shall be weighted at the ratio of seventy-five percent of "the yield" and the annual yield on government bond B shall be weighted at the ratio of twenty-five percent of "the yield."

11.	Immediate repayment and/or exercise of collateral (insofar as issued)

Upon the occurrence of one or more of the circumstances specified hereunder, the Trustee and the Bondholders shall be allowed to call for the immediate repayment of the outstanding balance of the Bonds and/or to exercise collateral (insofar as any were issued to secure the Company's covenants to the Holders pursuant to clause 9 above):

11.1
if the Bonds are not paid on their payment due date and the  Company has not remedied the breach within 7 days or if any other material covenant to the Holders is not fulfilled, and the Trustee had issued notice to the Company to rectify the breach and the Company failed to rectify the breach as stated within 7 days of the issue of the notice;

11.2
if the Company fails to publish financial statements that it is obligated to publish pursuant to any law or in accordance with the provisions of this Deed, within 30 days of the deadline for publishing them;

11.3	if the Bonds are delisted from trading on the TASE;

11.4
if the Company has passed a special resolution to voluntarily liquidate the Company (apart from  liquidation for the purposes of a merger with another company, subject to the provisions hereunder in clause 11.25) or if a permanent and final liquidation order is issued to the Company by the court, or if a permanent liquidator is appointed to the Company;

11.5
if a temporary liquidation order is issued by the court or if a temporary liquidator is appointed to the Company, or if any judicial ruling of a similar nature is issued and the order or resolution as stated are not rejected or rescinded within 45 days of the date of issue of the order or the ruling, as the case may be. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.6
if an attachment is imposed on all or a portion of the Company's assets or if any execution operation is carried out against such assets, and the attachment is not removed, or the action is not rescinded, as the case may be, within forty-five (45) days of its imposition or execution, as the case may be. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.7
if an application is filed for a receivership or for the appointment of a receiver (temporary or permanent) over the Company or over all or a portion of the Company's assets, or if an order to appoint a temporary receiver is issued – which are not rejected or rescinded within 45 days of their filing or issue date, as the case may be, or if an order to appoint a permanent receiver over all or a portion of the Company's assets is issued. Notwithstanding that stated, the Company shall not be granted any rectification period whatsoever in relation to applications or orders submitted or issued, as the case may be, by the Company or with its consent;

11.8
if the Company files an application with the court for a stay of proceedings or if a stay of proceedings order is issued to the Company, or if the Company files an application for a compromise settlement or arrangement with its creditors pursuant to section 350 of the Companies Law (except for the purpose of a merger with another company and/or of restructuring of the Company, including a split that is not prohibited according to this Deed of Trust, and excluding arrangements between the Company and its shareholders that are not prohibited pursuant to the terms of This Deed and that are not such as could affect the Company's ability to repay the Series F Bonds), or if the Company proposes a compromise or arrangement as stated in some other way to its creditors, due to the Company's inability to fulfill its obligations in a timely manner; or if an application pursuant to section 350 of the Companies Law is filed against the Company (and not with its consent), which is not rejected or rescinded within 45 days of the filing date;

11.9
if the TASE suspends trading of the Series F Bonds, apart from a suspension on the grounds of the creation of uncertainty, as specified in the fourth part of the TASE Regulations, and the suspension is not cancelled within 60 days;

11.10	if the Company discontinues, or announces its intention to discontinue its payments;

11.11
if the Company is dissolved or written off for any reason whatsoever, apart from a write-off for the purposes of a merger with another company, subject to that stated above in clause 11.5 and hereunder in clause 11.25;

11.12
if a material deterioration occurs in the Company's businesses compared to their position on the issue date and there is a substantive concern that the Company might not be able to repay the Bonds on their due dates;

11.13	if there is a substantive concern that the Company might not fulfill its material covenants to the Bondholders;

11.14	if the Company discontinues or announces its intention to cease conducting its businesses as they shall be from time to time;

11.15
if a fundamental breach of the terms of the Bonds and/or the Deed of Trust is committed, including if it becomes evident that any of the Company's material representations in the Bond or in the Deed of Trust are incorrect and/or incomplete and, in the event that at issue is a rectifiable breach – the breach is not rectified within 14 days of the date of receipt of the notice of the breach from the Trustee, during which the Company must take action to rectify the breach;

11.16
if the Company fails to comply with the financial covenant specified above in clause 6 for two consecutive quarters. In the event that the Company issues a restatement of its financial statements and fails to comply with a financial covenant as a result of the restatement, then the date of the restatement shall be deemed the date on which the Company initially failed to comply with the financial covenant;if the Bonds shall cease to be rated by a Rating Company for a period exceeding 60 consecutive days, for reasons and/or circumstances that are under the Company's control. In this regard, "circumstances that are under the Company's control" means, inter alia, a failure to render payments to the Rating Company that the Company undertook to pay to it and a failure to deliver reports and information that are required by a Rating Company within the scope of the engagement between the Company and the Rating Company. To dispel any doubt, it is clarified that, as long as the Bonds are rated by one Rating Company, the discontinuance of a rating by another Rating Company shall not constitute cause to call for immediate repayment;

11.17
if the rating of the Bonds shall be revised by the Rating company that is rating the Bonds (other than as a result of a change in the Rating Company's methodology and/or rating scales) so that the rating assigned to the Bonds shall be downwardly revised to below BBB- (BBB minus) according to Maalot's rating, or below the parallel rating of another Rating Company, insofar as it shall replace the existing Rating Company, for a period exceeding 90 days. If the Bonds have been rated by more than one Rating Company, then, for the purposes of this subclause, the rating to be taken into account is the highest rating from among the ratings. To dispel any doubt, it is clarified that a change in the rating outlook of the Bonds and/or the listing of the Bonds on the credit watch list by the Rating Company are not considered a downward revision for the purposes of this subclause.

11.18	if the Company breaches any of its negative-pledge covenant to not create floating liens on all of its assets and on all of its rights as specified above in clause 9;

11.19	if the Company carries out a distribution (as defined in the Companies Law), that does not comply with the condition stated above in clause 7;

11.20	if the Company carries out a series expansion in a manner that does not comply with the Company's covenants pursuant to clause 2.4.2 above;

11.21
if a debt of the Company to banking entities and/or financial institutions at a sum that shall not be less than NIS 150 million or a number of such debts at a cumulative sum of not less than NIS 150 million (provided that if the debts are cumulative, then all were immediately repaid during a period of 3 months) (hereinafter in this clause: "material debt") is called for immediate repayment (other than at the Company's initiative), provided that the demand for immediate repayment as stated is not withdrawn and/or the Company failed to repay the material debt within 30 days of the date of the demand for immediate repayment. It is clarified that, in this regard, non-recourse loans shall not be deemed a material debt.

11.22
if another series of bonds issued by the Company and listed for trading on the TASE (hereinafter in this clause: "the traded series") is called for immediate repayment (not at the Company's initiative.

11.23
If the Company's shareholders' equity (as defined in clause 7.1 above), according to the audited annual financial statements or the unaudited consolidated quarterly results of the Company, decreased from NIS 400 million over a period of two consecutive quarters.

11.24
if a merger is carried out without obtaining the prior approval of the Series F Bondholders, unless the receiving entity  declares to the Bondholders, including through the Trustee, at least ten (10) Business Days prior to the merger date, that no reasonable concern exists that the surviving company shall be unable to fulfill its covenants to the Holders, as a result of the merger; For the purposes of this clause: "merger" is as defined in the Companies Law.

11.25
if the Company and its investees  cease to operate in the cellular communications segment and/or to hold a license for the provision of cellular communications services for a period exceeding 60 (sixty) days;

11.26	if the Company ceases to be a reporting corporation, as this term is defined in the Securities Law;

11.27	If a sale of most of the Company's assets was done, except for a sale to a corporation in which the Company holds at least 90% of its issued share capital (In full concatenation).

11.28
In the event that the comment "a going concern" is recorded in the Company's financial statements and the comment was not removed until the end of the quarter following the quarter in which the said comment was recorded.

To dispel any doubt, it is clarified that the right to call for immediate repayment as stated above and/or the calling for immediate repayment in no way derogates from or prejudices any other or additional relief available to the Bondholders or to the Trustee pursuant to the terms of the Bonds and the provisions of This Deed or by law, and not calling the debt for immediate repayment upon the occurrence of any of the circumstances specified above in clause 11 shall not constitute any waiver of the rights of the Bondholders or of the Trustee as stated.

For the purposes of this section, "most of the Company's assets" means an asset and/or a combination of a number of assets whose value and/or aggregate value (as the case may be) in the Company's last audited annual financial statements or in the last unaudited consolidated quarterly results published prior to the occurrence of the relevant event,exceeds 50% of the value of the Company's assets in its consolidated financial statements.

12.	Upon the occurrence of any of the circumstances specified in clause 11 of This Deed and pursuant to the provisions specified therein, inclusive of subclauses therein:

12.1
The Trustee must, convene 21 days after the date of the summons (or within a shorter timeframe pursuant to the provisions of clause 12.6 hereunder), the agenda of which shall be a resolution regarding the calling for the immediate repayment of the entire outstanding balance of the Series F Bonds and/or an exercise of collateral (if any were issued), due to the occurrence of any of the circumstances specified above in clause 11.

12.2
A resolution of the Holders to call the Series F Bonds for immediate repayment and/or to exercise collateral (if any were issued) as stated above shall be passed during a Holders' meeting attended by Holders, either personally or by proxy, of at least fifty percent (50%) of the balance of the par value of the Series F Bonds in circulation on the date scheduled for such a meeting, by a majority of the Holders of the balance of the par value of the Series F Bonds being represented during the voting, or by a majority as stated during a deferred Holders' meeting attended by Holders of at least twenty percent (20%) of such balance.

12.3
In the instance whereby any of the circumstances specified above in clause 11 of This Deed are not rescinded or removed by the convening date of the meeting, and a resolution was passed during the Bondholders' meeting as stated pursuant to the above clause 12.2, the Trustee shall be obligated,  to immediately call for the immediate repayment of the entire outstanding balance of the Series F Bonds and/or to exercise collateral (if any were issued).

12.4
The Trustee or the Holders shall not call the Series F Bonds for immediate repayment and shall not exercise collateral (if any were issued), as stated above in this clause 11 above, unless a written warning of their intention to do so had been delivered to the Company 15 days prior to calling for the immediate repayment of the Series F Bonds or prior to exercise of collateral; however, the Trustee or the Bondholders are not obligated to deliver such notice to the Company if there is a reasonable concern that delivery of the warning might jeopardize the possibility of calling the Bonds for immediate repayment and/or of exercising collateral (if any were issued). A copy of the announcement of the summoning of the meeting as stated that shall be sent to the Company by the Trustee immediately upon publishing the announcement, or publicizing the summoning of the meeting through the "Magna" system shall constitute prior written warning to the Company of the Trustee's intention to take action as stated.

12.5
If any of the subclauses of clause 11 above specify a timeframe during which the Company may perform an action or pass a resolution that will result in elimination of the cause for calling for immediate repayment or for exercising collateral, then the Trustee or the Holders may call the Series F Bonds for immediate repayment as stated above in clause 11 only if the specified timeframe has elapsed and the cause has not been eliminated; however, the Trustee may shorten the timeframe specified in the Deed of Trust if the Trustee shall be of the opinion that this might materially jeopardize the Holders' rights.

12.6
The Trustee may, at its discretion, shorten the counting of the 21 days specified (above in clause 12.1) and/or the 15-day warning specified (above in clause 12.4) in the instance whereby the Trustee shall be of the opinion that any delay in summoning the meeting is liable to jeopardize the rights of the Series F Bondholders. In the event of a shortening of timeframes as stated, the Trustee shall first send a reasoned notice to the Company, before summoning the meeting.

12.7
Notwithstanding that stated above in this clause 12, in the event that the Company shall sent a written request to the Trustee to appoint an urgent representation, then the parties shall act in conformance with the provisions specified in the Third Addendum to the Deed of Trust.

13.	Lawsuits and Proceedings by the Trustee

13.1
In addition to any other provision in This Deed and as its right and independent authority, the Trustee may, at its discretion, and by issuing written notice to the Company 7 days in advance, to the extent possible under the particular circumstances, implement all those proceedings, including legal proceedings against the Company as the Trustee shall deem fit, subject to all statutory provisions, for the purpose of enforcing the Company's covenants pursuant to the Deed of Trust and for the purpose of protecting the rights of the Series F Bondholders pursuant to This Deed of Trust. Notwithstanding that stated above, the Trustee has a right to shorten the timeframe of the prior notice or even not give it at all if the Trustee is of the option that any delay in instituting proceedings as stated substantively jeopardizes the rights of the Series F Bondholders.

13.2
The Trustee shall be obligated to act as stated above in clause 13.1 if the Trustee shall be required to do so by an ordinary resolution passed during a general meeting of the Series F Bondholders, unless the Trustee has deemed that, under the circumstances, it would be unjust and/or unreasonable to do so, and applied to the appropriate court for receipt of orders in that regard at the first reasonable date, even before the Bonds are due for immediate repayment.

13.3
Prior to instituting proceedings as stated above, the Trustee may convene a meeting of the Series F Bondholders to pass an ordinary resolution regarding which proceedings to institute for the purpose of exercising their rights pursuant to This Deed. The Trustee shall also be allowed to reconvene Bondholders' meetings for the purpose of obtaining instructions in relation to the conducting of such proceedings. In such instances, the Trustee shall take action without delay and at the earliest reasonable opportunity (subject to the provisions of the Second Addendum to This Deed regarding the convening of Holders' meetings).

13.4
The Trustee may, at its sole discretion, delay the execution of any act by it under this Trust Deed, for the purpose of calling for a meeting of the Bondholders and/or the Court until it receives instructions from the Bondholders' meeting and/or the Court how to act. To dispel any doubt, it is clarified that the Trustee is not allowed to delay a calling for immediate repayment that was decided by a meeting of the Bondholders pursuant to clause 12.1 above, unless the circumstance in respect whereof the resolution was passed to call for immediate repayment was rectified or removed and/or if the delay is unlikely to prejudice the Holders' rights.

13.5
Subject to the provisions of This Deed, the Trustee is allowed, but not obligated, to convene a general meeting of the Series F Bondholders at any time in order to discuss and/or receive its instructions in relation to any matter pertaining to This Deed of Trust.

13.6
The Trustee may, at its sole discretion, delay its execution of any action pursuant to This Deed of Trust for the purpose of applying to a meeting of the Series F Bondholders and/or to the court until it receives instructions from a meeting of the Series F Bondholders and/or instructions from the court about how the Trustee should act. It is clarified that that stated in no way releases the Trustee from taking an urgent action for the purpose of preventing a material adverse impact on the rights of the Series F Bondholders.

13.7
To dispel any doubt, it is hereby clarified that none of the provisions specified above in any way prejudice and/or derogate from the Trustee's right, which is vested it herewith, to apply, at its sole discretion, to judicial levels, also before the Series F Bonds are called for immediate repayment, for the purpose of the issue of any order in relation to the trusteeship's affairs.

14.	Trusteeship on the receipts; Prioritization of creditors

All monies that shall be held from time to time by the Trustee (excluding its fee and the payment of any debt to it), in any way whatsoever, including, but not limited to, as a result of the calling of the Series F Bonds for immediate repayment and/or as a result of proceedings that it shall institute, if any, against the Company, shall be held by the Trustee in trust and shall be used by the Trustee for the following purposes and according to the following order of priority:

First – for the clearance of the expenses, payments, levies and liabilities incurred by the Trustee, imposed on it, or caused due to or as a result of actions during the execution of the trust or in some other manner in relation to the terms of This Deed, including its fee (provided that it shall not receive double payment, both from the Company and from the Bondholders); secondly – in order to pay any other sum pursuant to the indemnity undertaking (as this term is defined in clause 26 of the Deed); thirdly – to pay Holders that bore payments pursuant to clause 26 of the Deed;

The balance shall be used, unless decided otherwise by a special resolution of a meeting of the Series F Bondholders, for purposes according to the following order of priority: (a) firstly – to pay the Series F Bondholders the arrears in interest that are due to them pursuant to the terms of the Series F Bonds pari passu and via a pro rata allocation of the total interest in arrears that is due to each of them, without any preference or right of priority regarding any thereof; secondly, to pay the Series F Bondholders the arrears in Principal that are due to them pursuant to the terms of the Series F Bonds pari passu and via a pro rata allocation of the total interest and/or Principal that is due to each of them, without any preference or right of priority regarding any thereof; (c) thirdly – in order to pay the Series F Bondholders the sums of the interest that are due to them pursuant to the Bonds held by them, pari passu, for which the payment due date has not yet arrived and via a pro rata allocation of the sums that are due to them, without any preference in relation to a temporal precedence of the issue of the Series F Bonds by the Company or in any other manner; (d) fourthly – in order to pay the Series F Bondholders the sums of the Principal that are due to them pursuant to the Series F Bonds held by them, pari passu, and this, whether or not the payment due dates of the sums of the Principal and interest have arrived, and via a pro rata allocation of the sums that are due to them, without any preference in relation to a temporal precedence of the issue of the Series F Bonds by the Company or in any other manner; and (e) – the surplus, if any, the Trustee shall pay to the Company or its alternates, as the case may be. The payment of the sums by the Trustee to the Bondholders is subject to the provisions of the Law.

Tax at source shall be deducted from the payments to the Series F Bondholders, insofar as a statutory obligation to deduct such tax is in effect.

Receipts that shall be received by the Trustee from the Company in respect of payments paid by the Holders when the Company had been obligated to pay them shall be used to reimburse the Bondholders that bore those payments.

15.	Power to delay a distribution of monies

15.1
Notwithstanding that stated above in clause 14, if the monetary sum that shall be received as a result of the institution of the proceedings stated above in clause 14, and which shall be distributable at any time to the Series F Bondholders, as stated above, shall be less than NIS 1 million, the Trustee shall not be obligated to distribute it, and shall be allowed to invest the said sum, in whole or in part, in investments permitted pursuant to clause 20 of this Deed.

15.2
As soon as the aforesaid investments, inclusive of the profits thereof, coupled with the additional monies that the Trustee shall receive for the purpose of paying them to the Series F Bondholders, if any, shall reach a total sufficient to pay the aforesaid sum, the Trustee shall be obligated to use the said sum according to the order of priority specified above in clause 14 and to distribute the said sum to the Series F Bondholders on the next payment date of Principal or interest or after three months, according to the earlier date.

15.3
Notwithstanding that stated in this clause, the Series F Bondholders are allowed, by ordinary resolution to be passed by them, to instruct the Trustee to pay them the sums received by the Trustee and available for distribution as stated above in clause 14, even if the total of such sums is less than NIS one million, all being subject to the order of priority specified above in clause 14.

16.	Notice of a distribution and deposit with the Trustee

16.1
The Trustee shall notify the Series F Bondholders of the date and venue where any of the payments referred to above in clauses 14 and 15 of the Deed shall be paid, this by prior notice of 14 days, which shall be delivered in the manner prescribed in clause 27 of the Deed.

16.2
Subsequent to the date specified in the notice, the Series F Bondholders shall be entitled to interest in respect thereof, according to the rate prescribed in the Bonds, solely on the balance of the sum of the Principal (if any), after deducting the sum paid or offered to be paid to them as stated.

17.	Prevention from payment for a reason not dependent upon the Company

17.1
Any sum due to a Series F Bondholder, which was not actually paid by the date specified for the payment thereof, for a reason not dependent upon the Company, while the Company had been prepared and able to pay it ("the Prevention"), shall cease to bear interest as of the said date, and the said Holder shall be entitled solely to those sums to which it had been entitled on the date specified for the payment of that payment on account of the Principal and/or the interest (as the case may be).

17.2
If a sum as stated is not paid within fourteen (14) days of the date specified for the payment thereof, the Company shall transfer that sum to the Trustee on the fifteenth (15) day after the date specified for the payment (and if this is not a Business Day, then on the next Business Day), and the Trustee shall hold the sum in trust for the Bondholder, and the transfer of the sum to the Trustee as stated shall be deemed payment of that sum to this Holder, subject to that stated hereunder in clause 17.3. If the said sum is the final payment, the deposit of that sum with the Trustee in trust shall be deemed redemption of the said Bonds, subject to that stated hereunder in clause 17.3. The Trustee shall deposit in the bank any sum that shall be held by it in trust for the Holders in permitted investments pursuant to clause 20 of this Deed of Trust. After the Trustee receives notice from the Holder of the removal of the Prevention, the Trustee shall transfer the monies to the Holder that accumulated in respect of the deposit and those deriving from realization of the investment thereof, after deducting the reasonable expenses relating to the said investment and the management of the trust account, the reasonable commissions and after deducting the compulsory payments applicable to the trust account. The payment shall be made against the presentation of those proofs of the Holder's entitlement to receive them, that shall be acceptable to the Trustee.

17.3
At the end of one year after the final repayment date of the Series F Bonds, the Trustee shall transfer the sums that accumulated in its trust to the Company (including the profits deriving from the investment thereof), less its expenses, and the Company shall hold these sums in trust and shall invest them in investments permitted pursuant to the Deed of Trust for the Holder until the end of three (3) years after the final repayment date of the Series F Bonds and shall not make any use thereof during this period. In relation to any matter pertaining to sums to be transferred to the Company by the Trustee as stated above, that stated above in this clause 17 shall apply, mutatis mutandis. Subsequent to the transfer of the sums to the Company, the Trustee shall not owe the Series F Bondholders any payment in respect of the sums that had been held by it as stated.

17.4
The Company shall acknowledge in writing to the Trustee the transfer of the said sums to it and the matter of the acceptance thereof in trust for the Series F Bondholders as stated, and shall undertake to indemnify the Trustee in respect of damage of any kind whatsoever that might be caused to it in respect of the transfer of the monies as stated, provided that it had acted reasonably and had not acted with mala fides and/or maliciously and/or with gross negligence. Monies as stated that shall not be demanded from the Company by a Series F Bondholder by the end of three (3) years after the final repayment date of the Bonds shall be transferred to the ownership of the Company and the Company shall be allowed to use the monies remaining for any purpose whatsoever.

18.	Payment acknowledgement from the Bondholders

18.1
A payment acknowledgement from a Series F Bondholder, or supporting documentation from the TASE member that is transferring the sum, of the execution of the transfer or of execution of the transfer through the TASE Clearing House in respect of sums of the Principal and the interest, which were paid to it by the Trustee in respect of the Series F Bond, shall release the Trustee by way of absolute release in relation to any matter pertaining to the payment of the sums stipulated in the payment acknowledgement.

18.2
A payment acknowledgement from the Trustee of a deposit of the sums of the Principal and the interest with the Trustee in favor of the Bondholders shall release the Company by way of absolute release in relation to any matter pertaining to the payment of the sums stipulated in the payment acknowledgement.

18.3	Monies distributed as stated in clause 17 of the Deed shall be deemed payment on account of the repayment of the Series F Bonds.

19.	Presentation of Bonds to the Trustee and recording in relation to a partial payment in the event that the Bonds are not traded on the TASE

19.1
At the time of any payment of interest or partial payment of Principal or interest, the Trustee shall be allowed to demand that Bondholders present the Bond Certificate to the Trustee in respect whereof the payments are being paid.

19.2	The Trustee shall be allowed to record a remark on the Bond Certificate concerning the sums paid as stated above, and the payment dates thereof.

19.3
The Trustee shall be allowed, in any special case, at its discretion, to waive the presentation of the Bond Certificate, after the Bondholder has issued a letter of indemnity and/or sufficient surety to the Trustee, to the Trustee's satisfaction, in respect of damages that are liable to be caused due to such remark not being recorded, all as the Trustee shall deem fit.

19.4	Notwithstanding that stated above, the Trustee shall be allowed, at its discretion, to keep records in any other manner regarding such partial payments.

20.	Investment of monies

All monies that the Trustee may invest pursuant to This Deed of Trust shall be invested by the Trustee in a bank/banks in Israel assigned a rating of ilAA and higher by Maalot or a corresponding rating by another Rating Company, in government bonds of the State of Israel or in daily bank deposits, under its name or to its order, and this, as it shall deem fit.

If the Trustee did so, it shall not be obligated to Entitled Parties in respect of those sums, apart from the proceeds that shall be received from realization of the investments, after deducting its fee and expenses, commissions and expenses relating to the said investment and to the management of the trust accounts, the commissions, and after deducting the compulsory payments applicable to the trust account, and the Trustee shall act with the balance of the monies as stated pursuant to the provisions of the clauses 14 and/or 15 above, as the case may be.

21.	The Company's covenants to the Trustee and Reports

The Company hereby covenants to the Trustee, until the full, final and precise clearance of the debt pursuant to the terms of the Bonds and the fulfillment of all of the rest of the Company's covenants to the Bondholders, as follows:

21.1	to be diligent about conducting the Company's businesses in an orderly proper and efficient manner;

21.2	to register the Bonds for trading on the TASE;

21.3	Reports:

21.3.1
to notify the Trustee in writing as soon as possible and by no later than two (2) Business Days of the occurrence of any of the circumstances specified in clause 11 of This Deed or about any substantive information known by the Company that such circumstance is about to transpire, without taking into account the rectification periods specified in clause 11, if any;

21.3.2	to notify the Trustee in writing as soon as possible about any change in its name and/or address;

21.3.3
for as long as This Deed is in effect and by no later than fourteen (14) Business Days after the Trustee's request, the Company shall issue a detailed written confirmation to the Trustee, signed by the Company's CEO or by the Company's CFO, regarding the Company's compliance with the financial covenant specified above in clause 6. The Trustee shall rely on the Company's confirmation and shall not be required to perform any additional examination on its behalf;

21.3.4
for as long as This Deed is in effect and by no later than ten (10) Business Days after after the publication of the annual financial statements or the unaudited quarterly consolidated results of the Company , the Company shall issue a confirmation to the Trustee, signed by the Company's CEO, that,  during the period from the date of the Deed and/or from the date of the previous confirmation delivered to the Trustee, whichever is later, and until the date of issue of the confirmation, no material breach of This Deed or of the terms of the Bonds exists on the part of the Company, unless otherwise expressly stated therein. It is clarified that that stated in this subclause in no way constitutes consent on the Trustee's part to immaterial breaches of This Deed by the Company.

21.3.5	to give the Trustee any document or of any information that the Company forwarded to the Bondholders, if any.

21.3.6
by no later than fourteen (14) Business Days after the Trustee's request, to cause the Company's CEO or the Company's CFO to forward to the Trustee and/or those people that the Trustee shall so instruct, any explanation, document, calculation or information concerning the Company, its businesses and/or its assets that shall be reasonably necessary, according to the Trustee's judgment, for the examinations being conducted by the Trustee for the purpose of protecting the Bondholders.

21.3.7
to keep orderly ledgers according to the generally accepted accounting principles, to retain the ledgers and documents used for them as supporting documents (including lien deeds, mortgages, invoices and receipts), and to enable the Trustee and/or any party that the Trustee shall appoint in writing for this purpose, to peruse any such ledger and/or document and/or confirmation as stated, by no later than 5 Business Days after the Trustee's request.

21.3.8
In this regard, an "authorized representative of the Trustee" means anyone that the Trustee shall appoint for the purpose of such perusal, by written notice from the Trustee, which shall be delivered to the Company prior to such perusal, and which shall also include the Trustee's confirmation that such appointed representative is obligated vis-à-vis the Trustee to safeguard the confidentiality of the information that shall come to the attention of that appointed representative during his activities for the Trustee. The Trustee shall safeguard the confidentiality of any information that is furnished to it by the Company, shall not disclose it to any other party and shall not make any use thereof, unless the disclose or use thereof is required for the purpose of fulfilling the Trustee's role pursuant to the provisions of the Law, the Deed of Trust or pursuant to a court order. Forwarding of information to the Bondholders, according to the Trustee's reasonable judgment under the circumstances, shall not be deemed a breach of the duty of confidentiality;

21.3.9
to deliver to the Trustee or to its authorized representative (in respect whereof, the Trustee shall deliver notice of the appointment to the Company upon his appointment) by no later than fourteen (14) Business Days after the Trustee's request, additional information concerning the Company (including explanations, documents and calculations concerning the Company, its businesses or its assets and information that, according to the Trustee's reasonable judgment, is necessary to protect the rights of the Bondholders) and to instruct its accountants and its legal advisers to do so, according to a reasonable written request from the Trustee, and this, to the extent that, in the reasonable opinion of the Trustee, this information is needed for the purpose of exercising and implementing the authorities, powers and authorizations of the Trustee and its attorneys pursuant to This Deed, and subject to the confidentiality undertaking as stated in This Deed. Forwarding of the information to the Bondholders, according to the Trustee's reasonable judgment under the circumstances, shall not be deemed a breach of the duty of confidentiality. At the Trustee's request, the Company shall notify the Trustee in writing about whether the furnished information falls within the scope of "insider information," as this term is defined in the Securities Law.

21.3.10
to summon the Trustee to all of its general meetings (whether annual general meetings or extraordinary general meetings of the Company's shareholders), without granting the Trustee a voting right during these meetings;

21.3.11
to issue to the Trustee, by no later than fourteen (14) Business Days after the Trustee's request, a written confirmation, signed by an accountant, that all payments to the Bondholders have been paid on time, and details of the balance of the par value of the Bonds in circulation;

2.12
To notify the Trustee, in a written notice signed by the senior officer in the finance area, within five business days, of making any principal payment to the Bondholders and of the balance of the debt to the Bondholders on that date (and after payment).

21.4	Financial statements

To deliver to the Trustee audited annual financial statements and unaudited consolidated quarterly results by no later than the dates prescribed for this pursuant to the law, also in the event that the Company ceases to be a reporting corporation as this term is defined in the Securities Law. In addition, to deliver to the Trustee no later than 30 days from the date of this Deed of Trust a repayment schedule for payment of the Bonds (principal and interest) in an Excel file.

21.5	Notifications through the "Magna" system

21.5.1
Any report or information that shall be published (in its entirety) by the Company through the "Magna" system shall be deemed compliance with the conditions of clauses 21.3 and 21.4 above. Notwithstanding that stated, at the request of the Trustee, the Company shall deliver a printed copy of such report or information to the Trustee. It is clarified that, unless otherwise expressly stated in This Deed and in the Addendum thereto, an immediate report published through the "Magna" system shall be deemed delivered to the Trustee.

21.5.2
The Trustee may instruct the Company to report any report through the "Magna" system on behalf of the Trustee, in the version to be forwarded in writing by the Trustee to the Company, accompanied by authorization from the Trustee to report on its behalf through the "Magna" system, and the Company shall be obligated to report such report.

21.6	Corporation that is not a reporting corporation

In the event that the Company shall cease to be a "reporting corporation," as this term is defined hereunder, the Company shall deliver to the Trustee, in addition to that stated above in clause 21.3, annual, quarterly and immediate reports as required from a corporation that is not a reporting corporation pursuant to the provisions of chapter 4 of part 2 (management of investment assets and the provision of credit) in volume 5 (business management principles in a consolidated notice) (codex of regulations of the Commissioner of the Capital Market, Insurance and Savings at the Ministry of Finance), as might be amended from time to time with each report being signed by the Company's CEO or by the senior officer in the finance area.

In this clause: "reporting corporation" is as this term is defined in the Securities Law.

22.	Additional covenants

After the Series F Bonds shall be called for immediate repayment, as defined in clause 11 of the Deed, the Company shall execute, from time to time and at any time so required by the Trustee, all reasonable actions in order to enable the exercise of all authorities given to the Trustee, and particularly, the Company shall perform the following operations, to the extent that they shall be reasonable:

22.1
the Company shall pay all sums to the Series F Bondholders and to the Trustee that are due to them and/or that shall be due to them pursuant to the terms of the Deed of Trust, whether or not the due date for them has arrived ("acceleration") within 30 days of the date of the notification;

22.2
the Company shall declare the declarations and/or sign all documents and/or execute and/or cause the execution of all operations needed and/or required pursuant to the Law for the purpose of validating the exercise of the authorities, powers and authorizations of the Trustee and/or its attorneys;

22.3	the Company shall issue all notices, orders and instructions that the Trustee shall deem beneficial and necessary.

22.4	To assist the Trustee in fulfilling its functions under the law and/or under this Deed.

23.	Reporting by the Trustee

23.1
Should the Trustee learn of a material breach of the Deed of Trust on the part of the Company, the Trustee shall notify the Bondholders about the breach within a reasonable timeframe, and without delay, subject to the provisions of the Law. This obligation shall not apply if at issue is an event published by the Company in conformance with the Law.

23.2
Upon the publication of a shelf offering memorandum of the Series F Bonds, the Trustee shall prepare and publish an annual report on the trusteeship's affairs by the end of the second quarter of each calendar year (hereinafter: "the Annual Report").

23.3	The Annual Report shall include details on the following matters:

23.3.1	current details of the course of affairs of the trusteeship during the past year;

23.3.2	a report of exceptional events relating to the trusteeship that occurred during the course of the past year.

The Annual Report shall be published by the Trustee (either itself or, at the request of the Trustee, through the Company) through the "Magna" system.

23.4	The Trustee shall be obligated to submit a report about activities that it performed pursuant to the provisions of the Securities Law and the Securities Regulations.

23.5	The Trustee shall update the Company before reporting pursuant to this clause.

23.6
The Trustee must submit a report regarding the actions he performed pursuant to the provisions of Chapter E1 of the Securities Law, on the reasonable demand of holders of at least ten percent (10%) of the balance of the par value of the Bonds within a reasonable time from the date of the demand, all subject to the duty of confidentiality that the Trustee owes to the Company as stated in section 35 (d) of the law.

23.7
Upon the demand of the holders of more than 5% (five percent) of the balance of the par value of the Bonds, the Trustee will provide the holders with data and details of his expenses in connection with the trust that is the subject of the Deed of Trust.

23.8
As at the signing date of this Deed, the Trustee declares that it is insured under professional liability insurance in the amount of 10 million dollars for the period (hereinafter: "the Coverage Amount"). If the Coverage Amount is reduced from $8 million for any reason before the full repayment of the Bonds (Series F), the Trustee will update the Company no later than 7 business days from the date on which the abovementioned reduction was received from the insurer, in order to publish an immediate report on the matter. The provisions of this clause shall apply until the date of entry into force of the regulations in accordance with the Securities Law, which will regulate the duty of the insurance cover of the Trustee. After the said regulations take effect, the Trustee will be required to update the Company only in the event that the Trustee fails to comply with the requirements of the regulations.

24.	Special Authorities

24.1
Within the scope of carrying out the affairs of the trusteeship pursuant to This Deed, the Trustee may act according to the written opinion or advice of any lawyer, accountant, appraiser, assessor, surveyor, broker or other expert, whether such opinion or advice was prepared at the request of the Trustee and/or by the Company, and the Trustee shall not be liable vis-à-vis the Holders for any loss or damage that might be caused as a result of any action or omission by the Trustee while relying on such advice or opinion, unless the Trustee had acted with negligence that is not exempted pursuant to cogent law, or with mala fides or maliciously. The Company shall bear the reasonable cost of employing any such expert that shall be appointed by the Trustee, provided that the Trustee issues prior notice to the Company of its intention to obtain an expert opinion or advice as stated, accompanied by details of the fee sought and the purpose of the opinion or advice (while the Trustee will give the Company retroactive notice of such appointment, to the extent that by giving prior notice there will be a material violation of the rights of the Holders) and the Company shall not object to such appointment.

24.2
Any such advice or opinion can be given, sent or received by letter, facsimile or by any other electronic means for transmitting information, and the Trustee shall not be liable in respect of actions it performed while relying on advice or opinions or information transmitted via one of the modes of transmission referred to above, even though errors occurred in them or they were not authentic, unless it had been possible to discern the errors or the inauthenticity by reasonable examination, and provided that the Trustee had not acted with negligence that is not exempted by law and/or with mala fides and/or maliciously and/or contrary to the provisions of This Deed. It is clarified that the documents shall be transmittable, on the one hand, and the Trustee may rely on them, on the other hand, only in the instance whereby they are received clearly and legibly. In any other instance, the Trustee shall be responsible for demanding the receipt thereof in a legible manner.

24.3
Subject to any law, the Trustee shall not be obligated to notify any party of the signing of This Deed and shall not be permitted to interfere in any way whatsoever in the management of the Company's businesses or affairs. That stated in this clause in no way restricts the Trustee in relation to operations that it is required to perform in accordance with This Deed of Trust.

24.4
Subject to any law, the Trustee shall use the trusteeship, the authorizations and authorities vested it pursuant to This Deed at its discretion, and shall not be liable vis-à-vis the Holders for any damage caused due to an error in judgment as aforesaid, unless the Trustee had acted with negligence that is not exempted pursuant to cogent law or with mala fides or maliciously.

25.	The Trustee's authority to employ delegates

Within the scope of managing the trusteeship's businesses, the Trustee shall be allowed, should it become necessary, to appoint a delegate/delegates who shall act in its stead, whether a lawyer or other person, in order to perform or participate in the performance of special operations that must be performed in relation to the trusteeship and to pay a reasonable remuneration to any such delegate, at the Company's expense, and, without derogating from the general purport of that stated above, the instituting of legal proceedings, provided that the Trustee notified the Company about an appointment of delegates as stated. The Company shall be allowed to object to the appointment of a particular delegate as stated, in the event that the delegate is a competitor, whether directly or indirectly, with the Company's businesses (including companies consolidated in its financial statements) and/or in the event of a concern that the delegate might have a direct or indirect conflict of interests between his appointment as his roles as a delegate and his personal affairs, his other roles or his affiliations with the Company and with corporations under its control, and provided that the Company's notice of objection, that includes reasonable objections, as stated is delivered to the Trustee by no later than 5 Business Days after the date of issue of the Trustee's notice to the Company of its intention to appoint such a delegate. It is clarified that the appointment of such delegate in no way derogates from the Trustee's liability in respect of its actions and the actions of its delegates.

26.	Indemnification of the Trustee

26.1
The Company and the Bondholders (on the relevant record date, as stated hereunder in clause 26.6, each in respect of its undertaking as stated hereunder in clause 26.4) hereby undertake to indemnify the Trustee and all officers therein, its employees, delegate or expert that might be appointed pursuant to the provisions of the Deed of Trust and/or pursuant to a resolution passed during a meeting of the Bondholders ("indemnitees"), provided that there shall not be double indemnity or compensation for the same matter, in respect of:

26.1.1
any reasonable expense and/or damage and/or payment and/or financial charge pursuant to a judgment or arbitrament (for which a stay of proceedings has not been issued) and/or pursuant to a compromise that has been concluded (and, insofar as the compromise concerns the Company, provided that the Company has consented to the compromise), when the cause of any thereof relates to operations performed by the indemnitees or operations that the indemnitees refrained from performing (as the case may be) or that they are required to perform by virtue of provisions of This Deed, and/or pursuant to any statute and/or by order of a competent authority and/or any law and/or pursuant to a demand from the Bondholders and/or pursuant to a demand from the Company, and all in connection to This Deed of Trust; and

26.1.2
wages that are due to indemnitees and reasonable expenses that they incurred and/or are about to incur, including during the performance and/or exercise of authorities and authorizations pursuant to This Deed or by law or in relation to such operations, which, in their opinion, were necessary for the performance of the aforesaid;

26.1.3	and all, provided that one of the circumstances specified hereunder in clauses 26.1.4 through 26.1.9 have not transpired:

26.1.4	the matter in respect whereof the indemnity is being given cannot be postponed (without prejudicing their right to demand indemnity retroactively, if and insofar such entitlement arises);

26.1.5	was determined in a judicial decision whose execution was not delayed that the indemnitees had not acted with bona fides;

26.1.6
was determined in a judicial decision whose execution was not delayed  that the indemnitees acted other than within the scope of fulfilling their roles and/or other than in conformance to the provisions of the Law and/or other than pursuant to This Deed of Trust;

26.1.7	was determined in a judicial decision whose execution was not delayed that the indemnitees had acted negligently in a manner that is not exempted by law as shall be in effect from time to time;

26.1.8	was determined in a judicial decision whose execution was not delayed that the indemnitees had acted maliciously;

26.1.9
the indemnitees did not notify the Company in writing immediately upon learning about the charge, and did not enable the Company to manage the proceedings (apart from instances in which the proceedings are being managed by the Trustee's insurance company, which bears the charge, insofar as any shall be imposed, or if the Company has a conflict of interests that prevents it from participating in such a proceeding). To dispel any doubt, in the event of a said conflict of interests, the Company reserves its right to institute any proceeding for the purpose of reserving its rights, including the filing of suitable motions with the court that is deliberating the case.

The indemnity undertakings pursuant to this clause 26.1 shall be called "the indemnity undertaking."

26.2
Notwithstanding that stated above, even in the event of a claim against the indemnitees that they are not entitled to indemnity due to that stated above in subclauses 26.1.5 through 26.1.7, only the Trustee (and not the other persons entitled to indemnification including its agents)sis entitled, immediately upon its first demand, to the payment of the sum that is due to it in respect of the 'indemnity undertaking.' In the event of any judicial ruling (even if appealable) that the Trustee is not entitled to indemnity, the Trustee shall return the sums of the indemnity undertaking that were paid to it.

26.3
Without derogating from the validity of the 'indemnity undertaking' in the above clause 26.1, whenever the Trustee shall be obligated, pursuant to the terms of the Deed of Trust and/or by law and/or by order of a competent authority and/or any statute and/or at the demand of the Bondholders and/or at the demand of the Company, to perform any action whatsoever, including, but not limited to, the institution of proceedings or the filing of lawsuits at the demand of the Bondholders, as stated in This Deed, the Trustee shall be allowed to refrain from taking any action as stated, until it receives, to its satisfaction, a cash deposit from the Company to cover the indemnity undertaking and, in the instance whereby the Company shall not provide a cash deposit for any reason whatsoever, provided that the Trustee took reasonable actions necessary to collect the aforesaid amounts from the Company -then from the Bondholders, to cover the indemnity undertaking ("the funding cushion"). The Trustee shall refer to the Bondholders that were Holders on the record date (as stated hereunder in clause 26.6) and request that they deposit the sum of the 'funding cushion' with it, each on a pro rata basis (as this term is defined hereunder). In the instance whereby the Bondholders do not actually deposit the entire sum of the 'funding cushion,' the Trustee shall be under no obligation to take action or to institute the relevant proceedings. That stated above in no way releases the Trustee from taking any urgent action that is necessary for the purpose of preventing a material adverse impact on the Bondholders' rights.

26.4	'The indemnity undertaking':

26.4.1
shall apply to the Company in any instance of: (1) actions that were performed or that were required to be performed pursuant to the terms of the Deed of Trust or for the purpose of protecting the Bondholders' rights; (2) actions that were performed or were required to be performed at the demand of the Company.

26.4.2
shall apply to the Holders that were Holders on the record date (as stated hereunder in clause 26.6) in any instance of: (1) actions that were performed at the demand of the Bondholders (and excluding actions taken at the demand of Holders for the purpose of protecting the Bondholders' rights); and (2) nonpayment by the Company of all or any portion of the sum of the 'indemnity undertaking,' as the case may be, that applies to the Company pursuant to clause 26.1 above (subject to the provisions of clause 26.8 hereunder). It is clarified that the payment pursuant to this subclause (2) in no way derogates from the Company's obligation to bear the indemnity undertaking pursuant to the provisions of clause 26.4.1.

26.5
In any instance whereby the Company shall not pay the sums required to cover 'the indemnity undertaking' and/or if the indemnity obligation applies to the Holders by virtue of the provisions of clause 26.4.2 above and/or the Holders were called to deposit the sum of the 'funding cushion' pursuant to clause 26.3 above, the following provisions shall apply:

26.5.1	The funds shall be collected in the following manner:

26.5.1.1
First – the sum shall be funded from the monies of the interest and/or Principal that the Company is required to pay to the Bondholders after the date of the required action, and the provisions of clause 16 above shall apply. It is clarified that a demand as stated above in no way purports to advance and/or change the payment dates applying to the Company pursuant to This Deed. The Company shall not object to an action as stated except for reasonable reasons, and the Company shall be deemed as having fulfilled its covenants to the Holders with respect to a payment of Principal and/or interest pursuant to the provisions of This Deed on the date of transfer of such sums that shall be on account of payments of Principal and/or interest to the Bondholders. Insofar as it shall be determined, subsequent to the transfer of the sum of the funding as stated above, that the Company had not been obligated to provide the funding, the Company shall be entitled to a relief of non-application of the provisions of this clause, so that no double payment shall be imposed on the Company in respect of the sum of the funding that was provided as stated above, or any other relief as shall be determined. That stated in no way releases the Company from its obligation to bear the payments of expenses and the fee as stated whenever it is required to bear them pursuant to This Deed or by law;

26.5.1.2
Second – insofar as, in the Trustee's opinion, the sums deposited in the funding cushion are insufficient to cover the indemnity undertaking, the Holders that were Holders on the record date (as stated hereunder in clause 26.6) shall deposit the missing sum with the Trustee on a pro rata basis (as defined hereunder). The sum that each Holder shall deposit shall bear annual interest at the rate equivalent to the fixed interest rate on the Bonds (as stated in the First Addendum) and shall be paid according to the order of priority as stated hereunder in clause 26.8.

26.5.1.3
"Pro rata": the relative portion of the Bonds that the Holder held on the relevant record date as stated hereunder in clause 26.6 out of the total par value in circulation on that date (after deducting Bonds being held by a Related Party). It is clarified that the calculation of the pro rata shall remain constant even if a change shall occur in the par value of the Bonds held by the Holder subsequent to that date.

26.6	The record date for determining the obligation of a Holder for the indemnity undertaking and/or the payment of the funding cushion is as follows:

26.6.1
In any instance whereby the indemnity undertaking and/or the payment of the funding cushion are required due to an urgent resolution or action that is necessary in order to prevent a material adverse impact on the Bondholders' rights, and this, without an earlier resolution of a meeting of the Bondholders,  the record date for the obligation is at the end of the Trading Day of the day when the action was taken or the resolution was passed and, if that day is not a Trading Day, then the preceding Trading Day.

26.6.2
In any instance whereby the indemnity undertaking and/or the payment of the funding cushion are required pursuant to a resolution of a meeting of the Bondholders, the record date for the obligation shall be the record date for participating in the meeting (as this date is specified in the notice summoning the meeting), and it shall also apply to a Holder who was not present or did not participate in the meeting.

26.7
A payment by the Holders in lieu of the Company of any sum imposed on the Company pursuant to this clause 26 in no way releases the Company from its obligation to bear the said payment and the Trustee must act to collect these amounts.

26.8	The Holders of the Bonds of the relevant series that bore the payments pursuant to this clause 26 shall be reimbursed according to the order of priority specified above in clause 14.

27.	Notices

27.1
Any notice on behalf of the Company and/or the Trustee to the Series F Bondholders shall be issued by publishing a report through the "Magna" system. The Trustee shall be allowed to instruct the Company, and the Company shall be obligated, to immediately report any report through the "Magna" system on behalf of the Trustee, in the version as shall be forwarded in writing by the Trustee to the Company. In the instances requiring this by law, including in relation to a merger and an arrangement, the notice shall also be issued by way of publishing the notice in two daily newspapers with a wide circulation that are published in Israel in the Hebrew language. Any notice that shall be so published or transmitted shall be deemed as if delivered to the Bondholders on the date of its publication as stated (through "Magna" or in the press, as the case may be).

27.2
Copies of notices that the Company shall issue to the Series F Bondholders shall also be sent by the Company to the Trustee. It is clarified that such notices do not include current reports of the Company to the public through "Magna." Copies of notices that the Trustee shall issue to the Bondholders shall also be sent by the Trustee to the Company. The publication of notices as stated through "Magna" shall release the party publishing the notice from the obligation of sending a copy to the other party.

27.3
Insofar as not expressly stated otherwise in This Deed, any notice or demand from the Trustee to the Company may be issued by registered mail or by messenger according to the address specified in This Deed of Trust, or according to any other address that the Company shall instruct the Trustee as specified in This Deed, or by transmitting it via electronic mail or by facsimile. Any notice or demand that shall be sent by registered mail shall be deemed as if received by the Company three Business Days after the date of its dispatch at the post office. Any notice or demand that shall be sent by messenger shall be deemed as if received by the Company on the first Business Day after the date of its delivery to the Company. Any notice or demand that shall be transmitted via facsimile (with telephone verification that it was received) shall be deemed as if received by the Company one Business Day after the date of its transmission. Any notice that shall be transmitted via electronic mail shall be deemed as if received by the Company one Business Day after the date of its transmission

27.4
Insofar as not expressly stated otherwise in This Deed, any notice or demand from the Company to the Trustee may be issued by registered mail or by messenger according to the address specified in This Deed of Trust, or according to any other address that the Trustee shall instruct the Company in writing, or by transmitting it via electronic mail or by facsimile. Any notice or demand that shall be sent by registered mail shall be deemed as if received by the Trustee three Business Days after the date of its dispatch at the post office. Any notice or demand that shall be sent by messenger shall be deemed as if received by the Trustee on the first Business Day after the date of its delivery to the Trustee. Any notice or demand that shall be transmitted via facsimile (with telephone verification that it was received) – one Business Day after the date of its transmission. Any notice that shall be transmitted via electronic mail shall be deemed as if received by the Trustee one Business Day after the date of its transmission.

27.5
In the instance whereby the Company shall cease to be a "reporting corporation," as this term is defined in the Law, any notice on behalf of the Company and/or the Trustee to the Bondholders shall be issued by dispatch by registered mail according to the last addresses of the registered Holders of the Bonds as specified in the Register and/or by publishing the notice in two popular daily Hebrew-language newspapers in Israel. Any notice that shall be sent by mail as stated shall be deemed as if delivered to the Bondholders three (3) Business Days after the delivery thereof by registered mail.

28.	Waiver, compromise and/or amendments to the Deed of Trust

28.1
Subject to the provisions of the Securities Law and the regulations instituted by virtue thereof, the Trustee shall be allowed from time to time and at any time, if it has been convinced that the amendment is not detrimental to the Bondholders, to waive any breach and/or nonfulfillment of any of the terms of the Bonds or the Deed of Trust by the Company, other than those that relate to: the repayment terms of the Bonds; the interest rate (including a change in the interest rate in respect of a rating revision and/or in respect of a breach of a financial covenant); a change in the payment dates of Principal and interest pursuant to the terms of the Bonds (excluding an extension of a payment date by a period not exceeding 7 days for each payment); collateral (if any were issued); the financial covenant; restrictions on a distribution; the provisions prescribed in clause 9.2 regarding the Company's negative pledge covenant; the conditions for a series expansion, causes for calling for immediate repayment and reports that the Company must provide to the Trustee. The provisions of this clause 28.1 shall not apply to a change in the identity of the Trustee or its fee in the Deed of Trust, or for the purpose of appointing a trustee to replace a trustee whose incumbency has ended.

28.2
Subject to the provisions of the Securities Law and the regulations instituted by virtue thereof, and to prior approval by a resolution that shall be passed during a meeting of the Bondholders attended by Holders (either personally or by their proxies) of at least fifty percent (50%) of the balance of the par value of the Principal of the Bonds, or during an adjourned meeting, attended by Holders (either personally or by their proxies) of at least twenty percent (20%) of the said balance, and which was passed (during the original meeting or during the adjourned meeting) by a majority of the Holders of at least two-thirds (2/3) of the balance of the par value of the Principal of the Bonds being represented during the voting, the Trustee shall be allowed, whether before or after the Principal of the Bonds shall be payable, to reach a compromise with the Company in relation to any right or claim of the Bondholders or any thereof, and to agree with the Company to any arrangement of their rights, including to waive any right or claim of the Trustee and/or of the Bondholders or any thereof against the Company.

28.3	Subject to the provisions of the Law and the Companies Law, the Company and the Trustee may amend the terms of the Deed of Trust and/or the terms of the Bonds, if one of the following transpires:

28.3.1
If the Trustee has been convinced that the amendment does not prejudice the Bondholders' rights. The provisions of this subclause shall not apply to: a change with respect to dates and payments pursuant to the Bonds (apart from a technical change in dates or in the record date for the payment thereof); a change in the interest rate (including a change in the interest rate in respect of a rating revision and/or in respect of a breach of a financial covenant); the financial covenant; restrictions on a distribution; the provisions prescribed in clause 9.2 regarding the Company's negative pledge covenant; the conditions for a series expansion; causes for calling for immediate repayment; and reports that the Company is required to issue to the Trustee. The provisions of this subclause shall not apply to a change in the identity of the Trustee or its fee in the Deed of Trust, or for the purpose of appointing a trustee to replace a trustee whose incumbency has ended.

28.3.2
The proposed amendment has been approved by a resolution passed during a meeting of the Bondholders, attended by Holders (either personally or by their proxies) of at least fifty percent (50%) of the balance of the par value of the Bonds, by a majority of Bondholders holding at least two-thirds (2/3) of the balance of the par value of the Bonds being represented during the voting, or by a majority as stated during a deferred Holders' meeting, attended by Holders (either personally or by their proxies) of at least twenty percent (20%) of the balance as stated.

28.4	The Company shall deliver notice via immediate report to the Bondholders about any such amendment pursuant to clause 28.1 or clause 28.3.1 above, as soon as possible after the execution thereof.

28.5
In any instance of the Trustee exercising its right pursuant to this clause, the Trustee shall be allowed to request that the Bondholders deliver the Bond Certificates to the Trustee or to the Company for the purpose of recording a remark on them regarding any such compromise, waiver, amendment or correction, and, at the Trustee's request, the Company shall record such remark. In any instance of the Trustee exercising a right pursuant to this clause, the Trustee shall give notice of this to the Bondholders in writing within a reasonable timeframe.

28.6
In relation to any notice on behalf of the Trustee to the Company, which requires the publication of an immediate report, the Trustee shall attach a letter authorizing the Company to report on its behalf.

29.	The register of the Bondholders

29.1
The Company shall keep a separate Register of the Series F Bondholders at its registered office, in conformance to the provisions of the Securities Law, which shall be open for the perusal of any person. The Company may close the Register from time to time for a period or periods not exceeding an aggregate of thirty days per year.

29.2	The Register of Series F Bondholders shall constitute prima facie evidence of the accuracy of that recorded therein.

29.3
The Company shall not be required to record any notice in the Register of the Series F Bondholders regarding an express, implied or expected trust, or lien or pledge of any kind whatsoever, or any equitable right, claim or offset or any other right relating to the Series F Bonds. The Company shall recognize solely the ownership of the person under whose name the Series F Bonds were registered. His legal heirs, the administrators of estate or executors of the Will of the registered Holder and any person who shall be entitled to Series F Bonds due to the bankruptcy of any registered Holder (and if the Holder is a corporation – due to the liquidation thereof) shall be allowed to be registered as the Holders thereof after having given proofs that, in the Company's opinion, shall suffice to prove their entitlement to be registered as the Holders thereof.

30.	Release

Once it shall be proven, to the satisfaction of the Trustee for the Series F Bonds that all of the Company's covenants pursuant to This Deed have been fulfilled in full, then the Trustee shall be obligated, at the Company's first demand, to take action pursuant to the terms prescribed in This Deed in relation to monies deposited in respect of those Bonds whose redemption was not demanded.

31.	Bondholders' meetings and urgent representation

31.1	The Bondholders' meetings shall be conducted as specified in the Second Addendum to This Deed.

31.2	An urgent representation shall be appointed and its authorities shall be in accordance with the Third Addendum to This Deed.

32.	The Trustee's fee

32.1
The Company shall pay a fee to the Trustee for its services, in accordance with that specified in Appendix B that is attached to This Deed. If a Trustee is appointed to replace a trustee whose incumbency has ended pursuant to sections 35.B.(a.1) or 35.N.(d) of the Securities Law, the Bondholders shall bear the difference at which the fee of the incoming trustee as stated exceeds the fee that was paid to the outgoing Trustee, if the difference as stated is unreasonable, and the relevant provisions of the Law shall apply on the date of the replacement as stated.

32.2	Insofar as the Company shall be obligated by law to deposit a deposit to secure the Company's reimbursement of the Trustee's special expenses, the Company shall act in conformance to such provisions.

33.	Applicable law and sole jurisdiction

33.1	The law applicable to This Deed of Trust, inclusive of appendices thereto, is solely Israeli law.

33.2	The courts in the city of Tel-Aviv – Jaffa shall have sole and exclusive jurisdiction in relation to any dispute concerning This Deed of Trust.

34.	General

34.1
Without derogating from the other provisions of This Deed and of the Bonds, any waiver, extension, assumption, silence, refraining from action ("Waiver") on the part of the Trustee in relation to a non-fulfillment or partial fulfillment or faulty fulfillment of any of the undertakings to the Trustee pursuant to This Deed and the Bond shall not be deemed a waiver on the part of the Trustee of any right, but rather, as consent that is limited to the extenuating circumstances under which it was given. Without derogating from the other provisions of This Deed and the Bond, any amendment to undertakings to the Trustee requires the Trustee's prior written consent pursuant to the provisions of the Deed. Any other consent, whether orally or by way of waiver and refraining from action or in any other way that is not in writing, shall not be deemed consent at all. The Trustee's rights pursuant to this agreement are independent and are not interdependent, and they serve to supplement any right that the Trustee has and/or shall have by law and/or agreement (including This Deed and the Bond).

34.2
To dispel any doubt, it is hereby clarified that that stated above in no way derogates from the obligations and rights of the Trustee pursuant to any law to take action to protect the Bondholders' rights.

35.	Addresses

The addresses of the parties shall be as specified in the recitals to This Deed, or any other address for which suitable written notice shall be given to the other party.

36.	The Trustee's liability

36.1
Notwithstanding that stated in any law and anywhere in This Deed of Trust, insofar as the Trustee took action to fulfill its role with bona fides and within a reasonable timeframe, and clarified the facts that any reasonable trustee would have clarified under the circumstances, the Trustee shall not be liable towards a Series F Bondholder for damage caused to it as a result of the Trustee exercising its judgment in conformance to the provisions of sections 35.H.(d.1.) or 35.I.1 of the Law, unless the plaintiff shall prove that the Trustee had acted with gross negligence. It is clarified that, insofar as a contradiction might arise between the provisions of this clause and any other provision in the Deed of Trust, the provisions of this clause shall prevail.

36.2
If the Trustee had acted with bona fides and without negligence, in conformance to the provisions of sections 35.H.(d.2) or 35.H.(d.3.) of the Law, then the Trustee shall not be liable for performing the action as stated.

37.	Other agreements

The Trustee shall not be allowed to engage in various contracts or to execute transactions with the Company during the ordinary course of its businesses, unless, according to the Trustee's judgment, they shall not constitute a conflict of interest with its office as the Trustee for the Bonds. Notwithstanding that stated above, the Trustee shall be able to serve as a trustee for other series of bonds of the Company.

38.	Authorization to report through the "Magna" system

Pursuant to the provisions of the Securities Regulations (Electronic Reporting and Signing), 5763 – 2003, the Trustee is hereby authorizing the authorized signatory in this regard on behalf of the Company to report electronically about This Deed of Trust to the Israel Securities Authority.

And in witness whereof, the parties have hereunto signed:

Partner Communications Company Ltd.	Hermetic Trust (1975) Ltd.

Attorney's confirmation

I, the undersigned, Maor David, an attorney of Partner Communications Company Ltd., do hereby confirm that the Deed of Trust has been duly signed by the authorized signatories of Partner Communications Company Ltd.

Maor David, Advocate

I, the undersigned, Tali Gudovich, an attorney of Hermetic Trust (1975) Ltd., do hereby confirm that the Deed of Trust has been duly signed by the authorized signatories of Hermetic Trust (1975)  Ltd.

Tali Gudovich, Advocate

Appendix a

Adjustment Mechanism for a Change in the Interest Rate resulting from a Rating Revision or a Breach of Financial Covenants

1.	Rating revision

The interest rate to be borne by the Series F Bonds shall be adjusted in respect of a revision of the rating of the Bonds, according to the mechanism described hereunder. It is emphasized that, insofar as the Series F Bonds shall be rated by more than one Rating Company, the examination of the rating for the purpose of adjusting the interest rate due to the rating revision (if and insofar as a rating revision shall occur as stated), shall be done, at any time, according to the highest rating between them. It is clarified that the Company is not undertaking that the Bonds shall be rated by more than one Rating Company at any time  or at all.

A.
If the rating of the Bonds shall be revised during any interest period, so that the rating that shall be assigned to the Series F Bonds shall be downwardly revised by two or more notches (hereinafter: "the Downwardly Revised Rating") below the rating on the issue date of the Bonds (hereinafter: "the Base Rating"), then the annual interest rate to be borne on the balance of the outstanding Principal of the bonds shall be increased (provided that the rating was not upwardly revised back to the Base Rating, as stated hereunder in subclause 1) as follows: (a) in the event that the rating that shall be assigned shall be two notches lower than the Base Rating – the annual interest rate to be borne on the balance of the outstanding Principal of the Bonds shall be increased, so that it shall be equal to the Base Interest plus 0.5% (hereinafter: "the Interest Increment"); (b) in respect of another downrating by one or more notches below the downrating described above in subclause (a), the annual interest rate to be borne on the balance of the outstanding Principal of the Bonds shall be increased by an additional annual increment of 0.25% in respect of each downrating by one notch. It is emphasized that a downrating by one notch below the Base Rating shall not trigger any change in the original interest rate. Every increase in the annual interest rate of the Bonds shall apply in respect of the period commencing as of the publication date of the new rating by the Rating Company until the full repayment of the balance of the outstanding Principal of the Bonds. The increase of the interest rate in respect of a downrating as stated shall be limited so that the maximum inclusive annual Interest Increment shall not, in any case, exceed 1% above the Base Interest Rate.

B.
If the interest rate was increased earlier in respect of a breach of a financial covenant as stated hereunder in clause 2, then the increase of the interest rate in respect of a downrating as stated shall be limited so that the annual Interest Increment in respect of the breach of the financial covenant, together with the Interest Increment in respect of the downrating, shall not, in any case, exceed 1.25% above the Base Interest Rate.

C.
No later than one Business Day after the receipt of the Rating Company's notice of a downrating of the Bonds to the Downwardly Revised Rating, as defined above in subclause A., the Company shall publish an immediate report in which the Company shall report: (a) the matter of the downrating, the Downwardly Revised Rating and the effective date of the rating of the Bonds at the Downwardly Revised Rating (hereinafter: "the Downrating Date"); (b) the precise interest rate that the balance of Principal of the Bonds of the relevant series shall bear for the period as of the start of the current interest period and until the Downrating Date (the interest rate shall be annualized) (hereinafter: "the Original Interest Rate" and "the Original Interest Period," respectively); (c) the interest rate that the balance of the Principal of the Bonds shall bear as of the Downrating Date and until the upcoming actual interest payment date; i.e.: the Original Interest Rate plus the rate of the Interest Increment for the year (the interest rate shall be annualized) (hereinafter: "the Updated Interest Rate"); (d) the weighted interest rate that the Company shall pay to the Bondholders on the upcoming interest payment date, which derives from that stated in subclauses (b) and (c) above; (e) the annual interest rate that is reflected by the weighted interest rate; (f) the annual interest rate and the biannual interest rate (the biannual interest shall be calculated as the annual interest divided by two) for the coming periods.

D.
If the effective date of the Downwardly Revised Rating of the Bonds shall occur during the timeframe beginning four days before the record date for any interest payment and ending on the date of the interest payment closest to the aforesaid record date (hereinafter: "the Deferment Period"), then the Company shall pay only the Original Interest Rate to the Bondholders on the upcoming interest payment date, while the interest rate deriving from the Interest Increment at the rate equivalent to the additional interest rate for the year during the Deferment Period shall be paid on the following interest payment date. The Company shall announce the precise interest rate for payment on the next interest payment date in an immediate report.

E.
In the event of a rating revision of the Bonds by the Rating Company, in a manner that will affect the interest rate to be borne by the Bonds of the relevant series as stated above, the Company shall notify the Trustee of this in writing within one Business Day of the publication date of the immediate report as stated.

F.
It is clarified that if, subsequent to the downrating in a manner that affected the interest rate to be borne by the Series F Bonds as stated above, the Rating Company shall upwardly revise the rating of the Series F Bonds (hereinafter: "the Upwardly Revised Rating"), then the interest rate shall be reduced by the rate of 0.25% in respect of each uprating by one notch, up to a rating that is two notches lower than the Base Rating, and by the inclusive rate of 0.50% in respect of an uprating from a rating that is two notches lower than the Base Rating up to the Base Rating. In such instance, the Company shall act according to that stated above in subclauses (B) through (D), mutatis mutandis, that derive from the Upwardly Revised Rating replacing the Downwardly Revised Rating.

G.
To dispel any doubt, it is clarified that a change in the rating outlook of the Bonds and/or the inclusion of the Company's Series of Bonds on the Rating Company's Credit Watch list, or any other similar action being performed by the Rating Company, shall not cause a change in the interest rate to be borne by the Series F Bonds.

H.
Notwithstanding that stated in this appendix, a downrating of the Series F Bonds being done within the scope of a rating update resulting solely from a change in the Rating Company's methodology shall not cause a change in the interest rate to be borne by the Series F Bonds.

I.	Insofar as the rating of the Bonds is terminated for a reason dependent on the Company for more than 21 days, the Company will pay an additional annual interest at a rate of 1%.

J.
It is clarified that an adjustment of the interest rate pursuant to this appendix shall not affect the possibility of calling for the immediate repayment of the Series F Bonds upon the occurrence of that stated in clause 11.19 of the Deed.

K.
It is also clarified that, insofar as a meeting of the Bondholders shall decide to call the Bonds for immediate repayment as a result of the downrating, as stated in clause 11.19 of the Deed of Trust, the Principal of the Bonds shall cease to bear an Interest Increment in respect of a rating as of the date of the resolution by the meeting as stated.

2.	Breach of the financial covenant

A.
Insofar as the Company shall breach the financial covenant specified in clause 6 of the Deed according to the Company's audited financial statements or unaudited consolidated quarterly results that the Company will publish, as the case may be, the annual interest rate to be borne on the balance of the outstanding Principal of the Bonds shall increase by the rate of 0.25% per annum in respect of the breach, above the interest rate that shall be in effect at that time, before the change, and this, in respect of the period beginning as of the publication date of the financial statements that report the breach (hereinafter: "the Date of the Breach"), and until the full repayment of the balance of the outstanding Principal of the Bonds or until the publication date of financial statements of the Company that report that the Company is complying with the financial covenant, whichever is earlier.

B.
It is clarified that the interest rate shall increase only once in respect of any breach of that same financial covenant, if a breach as stated shall occur, and the interest rate shall not be increased a second time in the event that the breach of that same financial covenant shall continue.

C.
If a breach as stated shall occur, the Company shall publish an immediate report by no later than one Business Day after the publication of the Company's audited financial statements or the unaudited quarterly consolidated results of the Company (as the case may be) that report a breach as stated, in which the Company shall report: (a) the noncompliance with its said covenant, while specifying the relevant data on the publication date of the financial statements; (b) the precise interest rate that the balance of the Principal of the Series F Bonds shall bear for the period from the beginning of the current interest period until the Date of the Breach (the interest rate shall be annualized) (hereinafter in this clause: "the Original Interest Rate"); (c) the interest rate that the balance of the Principal of the Series F Bonds shall bear as of the Date of the Breach and until the date of the upcoming interest payment; i.e., the Original Interest Rate plus the rate of the Interest Increment (the interest rate shall be annualized), and this, insofar as the interest rate was not increased earlier in respect of a downrating as stated above in clause 1, since, in that case, the increase in the interest rate in respect of the breach as stated shall be limited so that the annual Interest Increment shall not, in any case, exceed 1.25%; (d) the weighted interest rate that the Company shall pay to the Series F Bondholders on the upcoming interest payment date that derives from that stated above in subclauses (b) and (c); (e) the annual interest rate that is reflected in the weighted interest rate; and (f) the annual interest rate and the interest rate for the subsequent periods (the annual interest rate and the interest rate for the coming periods (the interest for the period shall be calculated as the annual interest rate divided by 2).

D.
If the Date of the Breach shall occur during the Deferment Period, then the Company shall only pay the Original Interest Rate to the Bondholders on the next interest payment date, while the interest rate deriving from the Interest Increment at the rate equivalent to the additional interest rate for the year during the Deferment Period shall be paid on the following interest payment date. The Company shall report the precise interest rate for payment on the next interest payment date in an immediate report.

E.
In the event that, subsequent to the breach, the Company shall publish its audited financial statements or the unaudited quarterly consolidated results of the Company, as the case may be, and, according to them, the Company is complying with the financial covenant, then the interest rate that the Company shall pay to the Series F Bondholders on the relevant interest payment date shall be reduced, and this, in respect of the period during which the Company complied with the financial covenant, which shall begin on the publication date of the financial statements reporting compliance with the financial covenant, so that the interest rate that shall be borne on the outstanding balance of the Principal of the Series F Bonds shall be the Base Interest Rate without any increment (and, in any case, the interest rate to be borne on the Bonds shall not diminish below the Base Interest Rate).

F.
If the interest rate was increased earlier in respect of a downrating as stated above in clause 1, then the increase of the interest rate in respect of a breach of the financial covenant as stated shall be limited so that the annual Interest Increment in respect of the breach of the financial covenant, together with the increment in respect of a downrating shall not, in any case, exceed 1.25% above the Base Interest Rate.

G.
Insofar as the Bonds shall be called for immediate repayment as stated in clause 11.17, no Interest Increment shall apply whatsoever in respect of the breach of the financial covenant as of the date that immediate repayment is called.

Appendix b

The Trustee's Fee Agreement

1.	The Company shall pay a fee to the Trustee for its services, pursuant to the Deed of Trust, as specified hereunder:

1.1	An annual payment in respect of the first year of the trusteeship at the sum of NIS 12,500.

1.2	As annual payment in respect of each additional year of the trusteeship, as of the start of the second year of the trusteeship, at the sum of NIS 12,500 per annum.

The sums in clauses 1.1 and 1.2 above shall be called hereinafter jointly: "the Annual Fee."

1.3
The Annual Fee shall be paid to the Trustee at the beginning of each year of the trusteeship, within 30 days of the date of issue of the payment demand by the Trustee. The Annual Fee shall be paid to the Trustee in respect of the period until the end of the period of the trusteeship pursuant to the terms of the Deed of Trust, even if a receiver and/or receiver-administrator was appointed to the Company and/or if the trusteeship pursuant to the Deed of Trust shall be managed under the supervision of a court.

1.4	To dispel any doubt, the said Annual Fee shall also include a fee in respect of any series expansion, if any.

2.	If the Trustee's incumbency expires, as stated in the Deed of Trust, the Trustee shall not be entitled to the payment of its fee as of the expiration date of its incumbency.

3.
The Trustee is entitled to reimbursement of those expenses that it shall incur within the scope of fulfilling its role and/or by virtue of the authorities being vested it pursuant to the Deed of Trust, including in respect of advertising in newspapers, provided that, in respect of expenses for expert opinions, as specified in the Deed of Trust, the Trustee shall issue advance notice of its intention to obtain an expert opinion.

4.
Without derogating from the general purport of that stated above in clause 1 (all subject to the provisions of the Deed of Trust), the Trustee shall be entitled to the payment of a fee at the sum of NIS 550 per hour of work that might be required from the Trustee in respect of:

4.1	actions deriving from a breach of the Deed by the Company;

4.2	actions relating to the calling of the Bonds for immediate repayment and/or actions relating to a resolution of a Bondholders' meeting to call the Bonds for immediate repayment;

4.3
special actions that shall be required or that it shall need to perform for the purpose of carrying out its roles pursuant to This Deed in relation to the Bondholders' rights, including the convening of Bondholders' meetings as stated in This Deed;

4.4
special work (including, but not limited to, work required due to a restructuring of the Company or work due to a demand of the Company) or in respect of the need to perform additional actions for the purpose of carrying out its role as a reasonable trustee, due to a future amendment to laws and/or regulations and/or other binding instructions, which shall apply in relation to the Trustee's activities and responsibility pursuant to This Deed of Trust;

4.5	actions relating to the registration and/or removal and/or replacement and any other action relating to collateral, insofar as any was issued.

5.	In respect of every annual meeting of the Company's shareholders in which the Trustee shall take part, an additional fee of NIS 500 per meeting shall be paid.

6.
If amendments shall be made to provisions of the Law resulting in the Trustee having to perform actions and/or examinations and/or to prepare additional reports, the Company undertakes to bear all of the reasonable expenses that the Trustee shall incur as a result, including a reasonable fee in respect of these actions.

7.
The Company shall bear any payment and/or expense involved in the Bonds, from the issue thereof until their final repayment. These expenses include, inter alia, fees of service-providers, such as lawyers, underwriters, economic advisors, etc., insofar as they shall be hired, taxes and levies that are not imposed on Bondholders by virtue of the Law.

8.	VAT, if applicable, shall be added to payments that are due to the Trustee, pursuant to the provisions of this appendix and shall be paid by the Company.

9.
The said sums in this agreement are upwardly linked to the Consumer Price Index, with the base index being the CPI published on the signing date of the Deed of Trust, but, in any case, no sum shall be paid that is lower than the sum stipulated in this agreement.

10.
The Company shall bear all payments in this appendix; however, if the Trustee is replaced due to its trusteeship not being ratified, as specified in clause 3.3 of the Deed of Trust, or due to a resolution of the Bondholders, as specified in that same clause, the Bondholders shall bear the difference by which the fee of the trustee so appointed shall exceed the fee paid to the Trustee being replaced, if such difference is unreasonable; insofar as provisions by virtue of chapter E.1. of the Securities Law shall be prescribed regarding an unreasonable difference, they shall apply as an integral part of this clause and shall supersede that stated therein.

The Holders shall bear the difference as stated by way of offset of the pro rata of the difference from any payment that the Company shall pay to the Bondholders, pursuant to the terms of the Deed of Trust and by transfer thereof by the Company directly to the Trustee.

11.
That stated in other clauses of This Deed regarding coverage of expenses and costs pertaining to the Trustee's activities serves to supplement that stated in this appendix. In any instance of a contradiction between provisions of this appendix and provisions of the Deed of Trust, the provisions of the Deed of Trust shall prevail.

Partner Communications Company Ltd.	Hermetic Trust (1975) Ltd.

Appendix C

The Trustee's Roles

Routine roles

1.
Examinations according to the Company's reports that were published through "Magna" ("the Company's Public Reports) and according to the confirmations and documents that the Company shall deliver to the Trustee pursuant to the provisions of This Deed:

1.1	that the payments of the Principal and the interest by the Company have been paid on time;

1.2
that the Company's uses of the proceeds of the issue meet the targets set forth in the Deed of Trust and/or the chapter dealing with the purpose of the consideration in the issuance prospectus, if any.

1.3	whether any grounds have arisen for calling for immediate repayment.

2.	Summoning of meetings of the Bondholders pursuant to the provisions of clause 3 of the Deed of Trust.

3.	Participation (including via electronic means) in meetings of the Company's shareholders.

4.	Preparing an annual report of the trusteeship's affairs as stated in clause 23 of the Deed of Trust and making it available for perusal by the Bondholders.

5.
Notice to the Bondholders of a material breach of this Deed by the Company immediately after it becomes aware of the breach and a notice of the steps taken to prevent it or to fulfill the Company's undertaking, as the case may be.

6.	Examination of the Company's Public Reports and according to the confirmations and documents that the Company shall deliver to the Trustee pursuant to the provisions of The Deed of Trust:

6.1	that the Company is fulfilling all of its covenants prescribed in the Deed of Trust and the Bonds;

6.2	that the Company is complying with the financial covenant prescribed in the Deed of Trust;

6.3	whether any change has occurred in the Company's rating or in the rating of the Bonds, insofar as they were rated.

7.
Notifying the Bondholders about a material breach of the Deed of Trust on the part of the Company shortly after becoming aware of the breach, and notifying them about the measures that it took to prevent it or for the fulfillment of the Company's covenants, as the case may be.

Special roles

8.
Taking all actions required for the purpose of ensuring that the Company fulfills its covenants to the Bondholders, including examination of the Company's compliance with its covenants to the Bondholders up until the date of the examination.

9.
Implementing resolutions of a meeting of the Bondholders that impose an obligation on the Trustee and implementing all proceedings and actions required for the purpose of protecting the Bondholders' rights, after indemnification has been provided to the Trustee, which is needed for the implementation and institution thereof,  insofar as required. Without derogating from that stated above, whenever the Trustee shall be obligated pursuant to the terms of the Deed of Trust and/or by law and/or pursuant to an instruction from a competent authority and/or any law and/or at the demand of the Bondholders and/or at the demand of the Company, to perform any action, the Trustee shall not be allowed to abstain from taking such action, including when indemnification as stated was not provided, and provided that at issue is an urgent action that is necessary for the purpose of preventing a material change in the Holders' rights.

10.	Taking urgent actions that are necessary to prevent material prejudice to the Bondholders' rights when waiting to convene a meeting is not possible.

11.	Enabling the Company to conduct preliminary, nonpublic negotiations with the Bondholders, in the event that the Company is planning to forward requests or proposals to the Bondholders.

12.
In the event that the Trustee believes that there is reasonable concern that the Company will not meet its existing and expected obligations when the time comes for them to exist, to examine the circumstances that create such concern and to act to protect the holders in a manner it deems appropriate; and he may examine whether the said circumstances derive from actions or transactions executed by the Company, including a distribution as defined in the Companies Law, which was committed in violation of the law; However, the Trustee shall not conduct such an examination if an expert has been appointed to holders in the certificates of indebtedness within the meaning of section 350H of the aforesaid law, whose job is to conduct it.

13.	Paying monies to the Bondholders out of the security cushion that were deposited with the Trustee, insofar as such a cushion was deposited.

14.	Distributing monies to the Bondholders that were received by the Trustee pursuant to that prescribed in the Deed of Trust that the Bondholders are entitled to receive.

15.	Conducting negotiations on behalf of the Bondholders with the Company for amendments to the terms of the Bonds.

16.	Supervising the process of exercising the Bondholders' rights in any instance when a functionary is appointed over the Company or over its assets.

* * *

Partner Communications Company Ltd.
First Addendum to the Deed of Trust
Bond Certificate (Series F) (hereinafter: "the Bond")

THIS NOTE CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT), OR ANY STATE SECURITIES LAWS AND THE ISSUER HAS NOT BEEN REGISTERED AS AN "INVESTMENT COMPANY" UNDER THE U.S. INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE 1940 ACT). NEITHER THIS NOTE CERTIFICATE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND UNDER CIRCUMSTANCES WHICH DO NOT REQUIRE THE ISSUER TO REGISTER UNDER THE 1940 ACT.

REGISTERED BOND.
Number: _______.
Par value of This Certificate: NIS ______.

1.
THIS CERTIFICATE attests that Partner Communications Ltd. ("the Company") shall pay payments of Principal and interest on the repayment date, as this term is defined in the Terms and Conditions Overleaf, to whomever shall be the Holder of the Bond on the record date, and all being subject to that specified in the Terms and Conditions Overleaf and the Deed of Trust

2.
This Bond is being issued as part of a series of the Company's bonds under terms identical to the terms of This Bond ("the Bond Series"), which is being issued pursuant to a deed of trust ("the Deed of Trust") dated July 18, 2017, which was signed between the Company and Hermetic Trust (1975) Ltd. ("the Trustee").

3.	All of the Bonds in the Bond Series shall be pari passu, inter se, without any preferential right of one over the other.

4.
This Bond is being issued subject to the conditions specified in the Terms and Conditions Overleaf and in the Deed of Trust, which constitute an integral part of the Bond and shall be binding upon the Company and the Bondholders included in the Bond Series.

Signed and stamped by the Company on July 18, 2017

__________________________________

Partner Communications Company Ltd.

Terms and Conditions Overleaf

1.	General

The terms in This Bond shall have the meanings ascribed to them in the Deed of Trust, unless the context implies another intention. Furthermore, the following terms shall have the definitions appearing alongside them, unless the context implies another intention:

"The Bondholders" and/or "the Owners of the Bonds" and/or "Holders" and/or "Entitled Parties"	–	As this term is defined in the Securities Law.
"Registered Holder"	–	Any party that has Bonds registered to its credit in the Register of the Bondholders.
"Unregistered Holder"	–	Any party that has Bonds registered to its credit with a TASE member and those Bonds are included among the bonds registered in the Register of the Bondholders under the name of the Nominee Company.
"The Tender"	–	The tender in which context the Bonds (Series F) will be offered to the public;
"The TASE Clearing House"	–	The Clearing House of the Tel-Aviv Stock Exchange Ltd.

2.	The Principal of the Series F Bonds

2.1
The Company shall issue pursuant to the Prospectus and the Shelf Offering Memorandum a series of registered Bonds (Series F), of NIS 1 par value each, which are payable in five equal payments of 20% of the principal each on June 25 of the years 2020-2024.

2.2
The Bonds (Principal and interest) are not linked to any index or to any currency. For details about a change in the interest rate as a result of a downrating of the Series F Bonds and as a result of noncompliance with a financial covenant, see Appendix A to the Deed of Trust. It should be clarified that according to the TASE regulations and guidelines, the linkage method cannot be changed.

2.3	The Bonds shall not be convertible into shares of the Company.

3.	The interest on the Series F Bonds

3.1
The balance of the Principal of the Series F Bonds, as it shall be from time to time, shall bear fixed interest at a rate to be determined in the Tender (hereinafter: "the Base Interest Rate"). The interest in respect of the Bonds shall be paid biannually, on December 25 and on June 25 of each of the years 2017 through 2024 (inclusively) in respect of the period of 6 (six) months ending on the payment date (except for the first interest period as specified hereunder) so that the first payment shall be paid on December 25, 2017 and the last payment shall be paid on June 25, 2024. All this, apart from the payment in respect of the first interest period, which shall be paid on December 25, 2017, in relation to which, the interest shall be paid in respect of the period beginning on the Trading Date after the date of the public tender and ending on the first payment date of the interest, being annualized according to the number of days in this period.

3.2	The interest rate in respect of the first interest period of the Bonds shall be specified in a report that the Company shall publish reporting the results of the tender for the issue of the Bonds.

3.3	The payment of the interest that shall be paid on every interest payment date shall be calculated according to the annual interest rate, divided by 2 (the number of payments per annum).

3.4
The last payment of the interest on the Principal of the Series F Bonds shall be paid together with the last payment on account of the Principal of the Series F Bonds, and this, against the surrender of the Series F Bond Certificates to the Company.

3.5	For details about a change in the interest rate as a result of a downrating of the Series F Bonds and/or in respect of a breach of a financial covenant, see Appendix A to the Deed of Trust.

4.	Payments of the Principal and the interest of the Bonds

4.1
The payments on account of the interest of the Series F Bonds shall be paid to those persons whose names shall be recorded in the Register of the Series F Bonds on December 19 in respect of payments being paid on December 25, and on June 19 in respect of payments being paid on June 25 preceding the payment date of that payment during each of the years 2017 through 2024 ("the Record Date of the Series F Bonds"), with the exception of the last payment of the Interest and the payment of the Principal, in respect whereof that stated hereunder shall apply.

The last payment of the interest and the payment of the Principal (i.e., the payment on June 25, 2024) shall be paid to those persons whose names shall be recorded in the Register on the payment date of the Principal, and shall be paid against the surrender of the Series F Bond Certificates to the Company, on the payment date, at the Company's registered office or at any other location that the Company shall so notify. The Company's notice as stated shall be published by no later than five (5) Business Days prior to the last payment date.

4.2
It is clarified that any party not recorded in the Register of the Series F Bonds on the Record Date of the Series F Bonds shall not be entitled to an interest payment in respect of the interest period that began prior to that date.

4.3
In any instance whereby the payment due date of Principal and/or interest shall fall on a day other than a Business Day, the payment date shall be deferred until the first subsequent Business Day, without any additional payment, and the Record Date for the purpose of determining the entitlement to interest shall not change as a result.

4.4
The payment to Entitled Parties shall be executed by way of cheques or bank transfer to the credit of the bank account of those persons whose names shall be recorded in the Register of the Series F Bonds, and which shall be specified in particulars to be timely delivered in writing to the Company, according to that stated hereunder in clause 4.5. If the Company shall be unable to pay any sum to which Entitled Parties are entitled, for a reason not dependent upon the Company, the provisions of clause 17 of the Deed of Trust shall apply.

4.5
A Series F Bondholder shall notify the Company of the bank account details for crediting payments to that Holder pursuant to the Series F Bonds as stated above, or about any change in the said account details or in its address, as the case may be, by written notice to be sent by registered mail to the Company. However, the Company shall be required to act according to the Holder's notice regarding such change, only if it arrived at its registered office at least fifteen (15) Business Days before the date scheduled for the payment of any payment pursuant to the Bond. In the event that the notice shall be received by the Company at a delay, the Company shall act according thereto only in relation to payments whose payment dates fall after the payment date closest to the date of receipt of the notice.

4.6
If a Bondholder entitled to such payment as stated did not deliver details about its bank account in timely fashion to the Company, any payment on account of the Principal and the interest shall be executed by cheque, which shall be sent by registered mail to its last address recorded in the Register of the Series F Bonds. The mailing of a check to an Entitled Party by registered mail as stated shall be deemed, for all intents and purposes, to be payment of the sum stipulated therein on the date of its dispatch by mail, provided that it shall be paid upon proper presentation for collection.

4.7	Any compulsory payment, to the extent required by law, shall be deducted from any payment in respect of the Series F Bonds.

5.	Prevention from paying, for a reason not dependent upon the Company

For provisions regarding a prevention from paying due to a reason not dependent upon the Company, see clause 17 of the Deed of Trust.

6.	Bond Certificates and Splitting of Certificates

6.1
Every Bond Certificate may be split into a number of Bond Certificates so that the total of the sums of the Principal stipulated in them is equal to the sum of the Principal stipulated in the Certificate whose split is being requested, provided that certificates as stated shall be issued at a minimum quantity of NIS 1,000 (one thousand) par value, or at multiples of this quantity, together with one additional certificate in respect of the balance (if any).

6.2
A splitting of a Bond Certificate as stated shall be executed according to a split application signed by the Owner of the Bonds according to the Certificate or by its legal representatives, which shall be delivered to the Company at its registered office, attaching the Bond Certificate whose split is being requested.

6.3
The split shall be executed within seven (7) days after the end of the month during which the Certificate was delivered to the Company's registered office. Each of the new Bond Certificates to be issued following the split shall be at par value sums in whole New Shekels.

6.4	All expenses involved in the split, including taxes and levies, if any, shall apply to the split applicant.

7.	Transfer of the Bond

7.1
The Bonds are transferable in relation to any par value sum, provided that it shall be in whole New Shekels. Any transfer of the Bonds that is not carried out on the TASE shall be executed according to a transfer deed drawn up in the customary version for a share transfer, properly signed by the Holder or its legal representatives, and by the recipient of the transfer or its legal representatives, which shall be delivered to the Company at its registered office, attaching the Bond Certificates being transferred pursuant thereto, and any other reasonable proof that shall be required by the Company for the sake of proving the transferor's right to transfer them.

7.2
Subject to that stated above, the procedural provisions included in the Company's Articles of Association regarding the mode of transferring shares shall apply, mutatis mutandis, as the case may be, to the mode of transfer of the Bonds and the assignment thereof.

7.3
If any compulsory payment shall apply to the transfer deed of the Bonds, the party requesting the transfer must deliver reasonable proofs of the payment thereof to the Company, which shall be to the Company's satisfaction.

7.4
In the event of a transfer of only a portion of the sum of the Bond Principal stipulated in this Certificate, the Bond Certificate must first be split pursuant to the provisions of clause 6 above, into the number of Bond Certificates so required, in such manner that the total sums of the Principal stipulated in them shall be equal to the sum of the Bond Principal stipulated in the said Bond Certificate.

7.5
After the fulfillment of all of these conditions, the transfer shall be recorded in the Register, and all of the conditions specified in the Deed of Trust and in the Bond shall apply to the transferee.

7.6	All expenses and fees involved in the transfer shall apply to the party requesting the transfer.

8.	Immediate repayment and arrears interest

For details about a right to call the Series F Bonds for immediate repayment, see clause 11 of the Deed of Trust.

Any payment on account of Principal and/or interest that shall be paid at a delay exceeding 5 Business Days after the date scheduled for the payment thereof pursuant to the Series F Bonds and this, for reasons that are dependent upon the Company, shall bear arrears interest as of the payment due date and until the actual payment date. In this regard, "arrears interest" means an annual interest increment at the rate of 3%, which shall be added to the interest rate  applying at that time to the Series F Bonds, and all, on an annual basis, which shall be calculated according to the number of days of the arrears according to 365 days per year ("Arrears Interest"). The Company shall announce the rate of the Arrears Interest that accrued (if accrued) and the payment date as stated, in an immediate report two (2) Trading Days before the actual payment date.

9.	Amendments to the terms of the Bond

No amendment, waiver and/or compromise in relation to any matter pertaining to the terms of the Bond and the rights deriving from it shall have any validity unless executed in conformance to that stated in clause 28 of the Deed of Trust.

10.	Payment acknowledgements from the Bondholders

For the purposes of this clause, the provisions of clause 18 of the Deed of Trust shall apply.

11.	Replacement of the Bond Certificate

In the event that the Bond Certificate shall become worn, be lost or destroyed, the Company shall be allowed to issue a new Certificate of the Bonds in its place, and this, according to the conditions that the Company shall require relating to proof, indemnification and coverage of the expenses caused to the Company for the purpose of clarifying the right of ownership of the Bonds, as the Company shall deem fit, provided that, in the instance of wear and tear, the worn Bond Certificate shall be returned to the Company before it issues the new Certificate. Taxes and other expenses involved in the issuance of the new Certificate shall apply to the Bondholder requesting the said Certificate.

12.	Applicable law and jurisdiction

The law applicable to The Deed of Trust, inclusive of appendices thereto, is solely Israeli law. The courts in the city of Tel-Aviv – Jaffa shall have sole and exclusive jurisdiction in relation to any dispute pertaining to the Deed of Trust and the Bond. In any instance of a contradiction between the provisions described in the Prospectus in relation to the Deed of Trust and/or the Bonds, the provisions of the Deed of Trust shall prevail.

13.	Notices

Notices shall be issued according to that stated in clause 27 of the Deed of Trust.

14.	The Register of the Bondholders

For provisions regarding the Register of the Bondholders, see clause 29 of the Deed of Trust and provisions of the Securities Law.

* * *

Partner Communications Company Ltd.
Second Addendum to the Deed of Trust
General Meetings of the Bondholders

Subject to the provisions of the Securities Law and This Deed of Trust, the convening of a Bondholders' meeting, the mode of conducting it and various conditions pertaining thereto, shall be as stated hereunder:

Summoning of a meeting

1.
The Trustee shall convene a meeting of the Bondholders if it deems it necessary, or at the written request of one or more of the Bondholders holding at least five percent (5%) of the balance of the par value of the Bonds from the same series. In the event that those requesting the summoning of a meeting are the Bondholders, the Trustee shall be allowed to demand indemnification, including in advance, for the reasonable expenses involved therein from the requesting Bondholders.

2.
The Company may summon the Bondholders to a Bondholders' meeting. If the Company summons such a meeting, it must send written notice of this to the Trustee of the venue, date and time of the meeting, as well as of the matters to be raised for discussion therein.

3.
The Trustee shall summon a Holders' meeting within 21 days of the date that the demand to convene it was submitted to it, for a date to be specified in the invitation, provided that the convening date shall not be earlier than seven days or later than 21 days after the date of the summons; however, the Trustee may shorten the timing for convening the meeting to at least one day after the date of the summons, if the Trustee believes that it is necessary for the purpose of protecting the Holders' rights, and subject to the provisions of clause 15 hereunder; (should the Trustee do so, the Trustee shall explain the reasons for advancing the convening date in the report summoning the meeting).

4.	The Trustee may change the convening date of the meeting.

5.
If the Trustee does not convene a Holders meeting, in accordance with the Holder's request, within the period set forth in clause 4 above of this Appendix, the Holder of a certificate of indebtedness (subject to that stated in clause 2 above of this Appendix) may convene the meeting, provided that the date of the meeting shall be within 14 days from the end of the period for the summoning of the meeting by the Trustee, and the Trustee shall bear the expenses incurred by the Holder in connection with the convening of the Meeting.

6.
Whenever it is not possible, in practical terms, to convene a Holders' meeting or to conduct it in the manner defined in the Deed of Trust or in the Securities Law, the court may, at the request of the Company, the Bondholder that is entitled to vote during the meeting or the Trustee, instruct that a meeting shall be convened and conducted in the manner determined by the court, and the court may issue additional instructions for this purpose insofar as it shall deem it appropriate.

7.	The Trustee is entitled, at its discretion and subject to any law, to hold voting meetings in which votes shall be taken by means of voting papers and without the convening of the Holders.

Announcement of the convening of a meeting

8.	An announcement of a Holders' meeting shall be published according to the provisions of the Securities Law as they shall be from time to time, and shall be delivered to the Company by the Trustee.

9.	The announcement of the meeting shall include the agenda, the proposed resolutions and arrangements regarding voting by ballot paper pursuant to the provisions of clause 22 hereunder.

Defects in the Convening of the Meeting

10.
A. At the request of a holder of certificates of indebtedness, the Court may order the annulment of a resolution passed at a Holder's meeting that was convened or held without meeting the conditions prescribed for this by law or under the Deed of Trust.

B. Should the defect at the meeting relate to the notice regarding the place or date of convening the meeting, a holder of certificates of indebtedness who attended the meeting, notwithstanding the defect, shall not be entitled to demand the cancellation of the resolution.

The meeting agenda

11.
The Trustee shall decide the agenda of a Holders' meeting, which shall include items that require the convening of a Holders' meeting pursuant to clause 3 of the Deed and/or clause 1 above, and any topic requested by a Holder as stated in clause 1.

12.
One or more Holders holding at least five percent (5%) of the balance of the par value of the Bond Series, may ask the Trustee to include a topic on the agenda of a Holders' meeting to be held in the future, provided that the topic is appropriate for discussion by a meeting as stated.

13.	Resolutions shall be passed during a Holders' meeting solely in relation to items that are on the agenda.

The venue for convening a meeting

14.
A Holders' meeting shall be held in Israel at the Company's offices or at any other venue that the Trustee shall announce. The Trustee may change the venue for convening the meeting. If the Company does not allow the meeting to be convened at its office, the Company shall bear the costs of convening the meeting at a venue other than at its offices.

The Record Date for ownership of the Bonds

15.
Holders that are entitled to participate and vote during the Holders' meeting are Holders of the Bonds on the date to be specified in the resolution to summon a Holders' meeting, provided that this date shall not be more than three days or less than one day before the convening date of the Holders' meeting.

The meeting chairman

16.	The Trustee shall preside over every Holders' meeting, or anyone whom the Trustee appointed as chairman of that meeting.

17.
The Trustee shall prepare minutes of the Bondholders' meeting and shall retain them at its registered office for a period of seven (7) years after the date of the meeting. The meeting minutes can be documented by way of a recording. The minutes, insofar as drawn up in writing, shall be signed by the chairman of the meeting or by the chairman of the next meeting that is held. Every minutes signed by the chairman of the meeting constitutes prima facie evidence of that recorded therein. The minutes book shall be retained by the Trustee as stated, and shall be open for the perusal of the Holders during work hours and after coordinating in advance, and a copy thereof shall be sent to any Holder who requests this.

18.
The declaration by the chairman of the meeting that a resolution of the Holders' meeting was passed or rejected, whether unanimously or by a particular majority, shall serve as prima facie evidence of this fact.

Quorum; deferred meeting; continued meeting

19.	A Bondholders' meeting shall be opened by the chairman of the meeting after he has determined that the quorum required for any of the items on the agenda of the meeting is present, as follows:

19.1
The quorum required for opening a meeting of the Bondholders shall be the presence of at least two Bondholders, either in person or by proxy, holding at least twenty-five percent (25%) of the voting rights by one half hour after the time scheduled for opening the meeting, unless another requirement is specified in the Securities Law.

19.2
If a quorum is not present at the Holders' meeting by one half hour after the time scheduled for opening the meeting, the meeting shall stand adjourned until another date that shall not be early than two Business Days after the record date specified for holding the original meeting, or one Business Day, if the Trustee believes that this is necessary for the purpose of protecting the Holders' rights; if the meeting has been adjourned, the Trustee shall explain the reasons for this in the report summoning the meeting.

19.3
If a quorum is not present at the adjourned Holders' meeting as stated above in clause 19.2, by one half hour after the time scheduled for it, then the meeting shall be held with any number of participants, unless another requirement is specified in the Securities Law.

19.4
Notwithstanding that stated above in clause 19.3, if a Holder's meeting is convened at the demand of Holders holding at least five percent (5%) of the balance of the par value of the Bonds in circulation (as stated above in clause 1), the adjourned Holders' meeting shall be held only if it is attended by Holders holding the minimum number of Bonds needed for the purpose of convening a meeting are stated (i.e.: at least five percent (5%) of the balance of the par value of the Bonds in circulation).

20.
The Trustee or a resolution passed by a simple majority of voters during a meeting attended by a quorum of Holders may, from time to time, decide to postpone the continuation of the meeting (hereinafter: "the Original Meeting"), the discussion or the passing of a resolution on a topic specified in the agenda to another date and venue as the Trustee or the meeting as stated shall decide (hereinafter: "Continued Meeting"). During a Continued Meeting, topics may be discussed that were not on the agenda, provided that the addition of the item is announced at least 12 hours before the convening date of the Continued Meeting.

21.
If a Holders' meeting is continued without changing its agenda, invitations about the new date for the Continued Meeting must be issued as soon as possible, and by no later than 12 hours before the Continued Meeting; invitations as stated shall be sent according to clauses 8 and 9 above.

Participation and voting

22.	The Bondholders may vote during a Holders' meeting, either personally or by proxy, as well as by ballot paper indicating how it is voting.

23.
Insofar as not prohibited by law, any proposed resolution put to the vote during the Bondholders' meeting for voting during the meeting shall be decided by way of a show of hands, unless a secret vote using a ballot box is required by the chairman. In any case, the resolution shall be decided by a tallying of votes.

24.
The chairman of the meeting may decide that voting shall be conducted either during the meeting or using ballot papers to be submitted after its conclusion at a time to be decided by the chairman. In the event that the chairman decides that the voting shall be by way of ballot papers, the chairman of the meeting shall so notify the Bondholders. The Trustee may extend or shorten the timeframes for voting by ballot paper and shall so notify the Bondholders.

25.
Any ballot paper in which a Holder indicates how it is voting, which arrives at the Trustee by the specified deadline, shall be deemed as attendance at the meeting for the purpose of constituting the quorum of the meeting.

26.	Each NIS 1 par value of the Bonds being represented during the vote shall vest one vote during the voting.

27.
A Bondholder may vote in respect of a portion of the Bonds it holds, including to vote in favor of a particular resolution with one portion of its Bonds and to vote against it with another portion of its Bonds, all as that Bondholder shall deem fit.

28.
A Holder that is a controlling shareholder of the Company, a family member or a corporation controlled by any thereof or corporations controlled by the Company, or affiliated companies of the Company or related companies of the Company,apart from any of the aforesaid that is an investor included in the list of investors specified in the First Addendum to the Securities Law, and which is not a Holder of Bonds for itself (all jointly and severally hereinafter in this addendum: "Related Holder"), shall not be taken into account for the purpose of determining the quorum at a Holders' meeting, and its votes shall not be tallied among the votes during voting during a meeting as stated.

Resolutions

29.	Voting on resolutions at a Holders' meeting shall be passed by a simple majority, unless a different majority is specified in the Securities Law or in the Deed of Trust.

30.	Abstentions shall not be taken into account when tallying the votes of the participants in the voting.

31.	The following resolutions shall be passed by a meeting of the Bondholders by a majority that is not a simple majority or subject to a special quorum:

31.1	amendment, including an addition and/or correction, of provisions of the Deed of Trust, as stated in clause 11 of the Deed of Trust;

31.2	the calling of the Bonds for immediate repayment and exercise of collateral pursuant to the terms of the Deed of Trust, as specified in clause __ of the Deed of Trust;

31.3	conclusion of office of a Trustee pursuant to the provisions of section 35.N of the Law;

31.4	waiver and/or compromise by the Bondholders in relation to their rights;

31.5	any other matter that, pursuant to the provisions of the Deed of Trust, must be decided by a majority that is other than a simple majority or with a quorum that is other than the ordinary quorum.

31.6
Replacement of a Trustee - at a Holder's meeting in which Holders of at least fifty% of the balance of the par value of the liability certificates are present, by a majority of 66% of the balance of the par value of the liability certificates represented by a vote or a said majority at a meeting of deferred holders present therein of at least ten percent of the said balance.

31.7
Any other matter for which the Deed of Trust has determined to be subject to a special resolution – in a meeting of Holders present therein that hold at least fifty% of the balance of the par value of the certificates of indebtedness, by a majority of the holders of at least three quarters of the balance of the par value of the certificates of indebtedness,represented in the vote or by a said majority in a deferred Holder's meeting, present therein, holding at least ten percent of the said balance.

Voting and actions through a proxy/attorney

32.
A letter of appointment appointing a proxy shall be in writing and signed by the appointing Bondholder or by the Bondholder's attorney, who has been duly authorized to do so in writing. If the appointing Bondholder is a corporation, the appointment shall be effected by written authorization, stamped by the corporation and signed by the corporation's authorized signatories.

33.	A proxy appointment may be prepared in any format that shall be acceptable to the Trustee.

34.	A proxy does not have to be a Bondholder himself.

35.
A letter of appointment and a power-of-attorney and any other certificate according to which the letter of appointment was signed, or a certified copy of such power-of-attorney, must be delivered to the Trustee by the convening date of the meeting, unless the notice summoning the meeting instructs otherwise.

36.	The Trustee shall participate in a meeting through its employees, officers, functionaries or any other person so appointed by the Trustee, but shall not have a right to vote.

37.
The Company and any other person, apart from the Trustee, shall be precluded from participating in a Bondholders' meeting or during any part thereof, pursuant to a decision by the Trustee, or pursuant to an ordinary resolution passed by the Bondholders. Notwithstanding that stated in this clause 37, the Company shall be able to participate in the opening of a meeting in order to express its position with regard to any item on the agenda of the meeting and/or to present a particular item (as the case may be).

38.
A person or persons who shall be appointed by the Trustee, the Company's Secretary, and any other person or persons so authorized by the Company and/or the Trustee, shall be allowed to be present during Bondholders' meetings. In the instance whereby, according to the Trustee's reasonable judgment, and for reasonable reasons, a discussion is necessary without the presence of the Company's representatives during part of the meeting, then the Company or any delegate on its behalf or any delegate on behalf of a Related Holder shall not participate in that same part of the discussion.

Ascertaining conflicts of interest

39.
If a Holders' meeting is being convened, the Trustee shall ascertain the existence of conflicts of interest among the Holders, whether deriving from their holding of the Bonds or from another interest that they have, as the Trustee shall decide (in this clause: "Other Interest"), according to that specified in Appendix D attached to this addendum; the Trustee may demand that a Holder participating in a Holders' meeting must notify the Trustee of its Other Interest, and whether it has a conflict of interests as stated, including before the voting.

40.
When tallying the votes after a vote held by a Holders' meeting, the Trustee shall not take into account the votes of Holders that did not comply with its demand as stated above, or of Holders in relation to whom the Trustee ascertained that a conflict of interest exists, as stated above (in this addendum: "Holders with a Conflict of Interest").

41.
Notwithstanding that stated above in clause 40, if the total holdings of the participants in the vote, who are not Holders with a Conflict of Interest, is less than five percent (5%) of the balance of the par value of the Bonds of that series, then the Trustee shall also take into account the votes of Holders with a Conflict of Interest when tallying the votes during that vote.

Class meetings

42.
When organizing a meeting of the Bondholders, the Trustee shall examine whether different interests exist among the Bondholders according to the circumstances. The Trustee shall act to convene class meetings of Bondholders in conformance to the provisions of any law, the res judicata, the provisions of the Law and the regulations, and the directives to be issued by virtue thereof.

Notwithstanding that stated, class meetings of Holders shall not be convened if it has been determined that they have a conflict of interest (as defined above).

43.
In the instance of the holding of class meetings, resolutions must be approved by each of the class meetings to be summoned and all by the majority required pursuant to the provisions of This Deed, inclusive of appendices thereto.

44.	All that stated in this addendum is subject to the provisions of the Deed of Trust.

* * *

Appendix D

Ascertaining the Existence of a Conflict of Interests

1.
Within the scope of the voting during any meeting of the Bondholders, the Trustee shall solely examine the votes of the unconflicted Holders, in such manner that the majority required to pass a resolution shall be comprised solely of the votes of the unconflicted Holders. For these purposes, the 'Unconflicted Holders' are solely those Bondholders without any ulterior motives; in other words – that no reasonable concern has arisen that the voting by those Holders has been influenced by their holdings of other securities of the Company or of a Related Party in the resolution, without considering the nature of that influence or by some other influence that shall be indicated by that Holder.

2.
For the purpose of classifying the Unconflicted Holders, it has been determined that a holder that fulfills at least one of the following criteria, shall be deemed a "Holder with a Conflict of Interest," and its vote shall not be counted among the votes of the Unconflicted Holders; i.e., they shall not be tallied among the votes participating in the vote. Following are those criteria:

2.1	A Related Holder (as this term is defined in the Deed of Trust);

2.2	Any Holder that notified the Trustee that it has a conflict of interest in a vote;

2.3	Any Holder that has a conflict of interest according to the tests that the Trustee shall implement by virtue of the Law (including judicial decisions and directives from the Securities Authority).

3.
No separate meeting shall be convened of those Holders that shall fall under the definition of the term Holder with a Conflict of Interest, and that, for the purpose of passing a binding resolution, the passing of a resolution also by a meeting of Holders with a Conflict of Interest shall not be required.

4.
The test in this appendix is being implemented for the purpose of identifying Unconflicted Holders, and reflects a proper balance between the desire to prevent resolutions from being passed on the basis of a vote that has been influenced, at least potentially, by conflicting interests, and the need to avoid a situation in which the decision-making on a resolution is left in the hands of a minority of the Bondholders. Nevertheless, it is possible that even this filtering shall, in the final analysis, lead to excessive influence being given to Holders of a small ratio of the Bonds, whose votes do not necessary reflect the position of the majority of the Holders. In such instance, the Trustee reserves its right to refer to the competent court to receive instructions on the proper way to tally votes of the voters under the circumstances.

* * *

Partner Communications COMPANY Ltd.
Third Addendum to the Deed of Trust
Urgent Representation for the Series F Bondholders

1.	Appointment; incumbency

A.
The Trustee shall be allowed, or, at the written request of the Company, shall be obligated to appoint and convene an urgent representation from among the Bondholders, as specified hereunder: (hereinafter: "the Urgent Representation"), and this, in the instance of an anticipated material breach of the financial covenant, stated in clause 6 of the Deed.

B.
The Trustee shall appoint to the Urgent Representation the three (3) Bondholders who, to the best knowledge of the Trustee, are the Holders of the highest par value from among all of the Bondholders, and who have declared that they fulfill all of the criteria specified hereunder ("The Members of the Urgent Representation"). In the case whereby anyone of these shall be unable to serve as a member of the Urgent Representation as stated, then the Trustee shall appoint, instead of that Bondholder, the Holder of the next highest par value who fulfills all of the criteria specified hereunder. Following are the criteria:

i.
The Bondholder is not in a state of material conflicts of interests due to the existence of any additional material interest conflicting with that interest, which derives from his serving as a member of the Urgent Representation and from his holding of the Bonds. To dispel any doubt, it is clarified that a Holder who is a Related Holder (as this term is defined in the Deed of Trust) shall be deemed as having a material conflict of interests as stated, and shall not serve as a member of the Urgent Representation;

ii.
During the course of that same calendar year, the Bondholder has not served in similar representations for other bonds, the aggregate value of which exceeds the ratio of the asset portfolio managed by him that has been defined as the maximum ratio enabling service on an urgent representation pursuant to the directives of the Antitrust Commissioner regarding the formation of an urgent representation.

C.
If, during the incumbency of the Urgent Representation, one of the circumstances specified above in clauses B.i. and B.ii. above shall cease to apply to one of its members, then his service shall expire and the Trustee shall appoint another member in his stead from among the Bondholders as stated above in subclause B.

D.
Prior to the appointment of the Members of the Urgent Representation, the Trustee shall obtain a declaration from the candidates for service as Members of the Urgent Representation, regarding the existence or absence of material conflicts of interests, as stated above in clause B.i. and regarding their service on additional representations as stated above in clause B.ii. Furthermore, the Trustee shall be allowed to demand a declaration as stated from the Members of the Urgent Representation at any time during the incumbency of the Urgent Representation. A Holder who fails to furnish a declaration as stated shall be deemed a party having a material conflict of interests or being precluded from serving by virtue of the directives of the Antitrust Commissioner as stated above, as the case may be. In relation to a declaration regarding a conflict of interests, the Trustee shall ascertain the existence of the conflicts of interests and, to the extent necessary, shall decide whether the conflicts of interests are sufficient to disqualify that Holder from serving on the Representation. It is clarified that the Trustee shall rely on the declarations as stated and shall not be obligated to conduct an additional examination or independent investigation. The Trustee's determination in relation to these matters shall be final.

E.
The incumbency of the Urgent Representation shall end on the date on which the Company shall publish the Urgent Representation's resolutions regarding the granting of an extension to the Company for the purpose of complying with the terms of the Deed of Trust as specified hereunder in clause 5.

2.	Authority

A.
The Urgent Representation shall have the authority to grant a one-time extension to the Company in relation to the timeframes for complying with the financial covenant prescribed in the Deed of Trust and this, for a period of up to 90 days or up until the publication date of the Company's next financial statements, whichever is earlier. It is clarified that the timeframe up until the appointment of the Urgent Representation shall be taken into account within the framework of the aforesaid extension, and shall not constitute grounds for granting any additional extension whatsoever to the Company, over and above that stated above. It is clarified that the Urgent Representation's activities and the cooperation among the Members of the Urgent Representation shall be limited to a discussion regarding the possibility of granting of an extension as stated and that no other information that does not pertain to the granting of such extension shall be exchanged among the Members of the Urgent Representation.

B.
If an Urgent Representation is not appointed pursuant to the provisions of this addendum, or if the Urgent Representation decided to not grant an extension to the Company as stated above in clause A., the Trustee shall act in conformance to the provisions of clause 11 of the Deed of Trust.

3.	The Company's undertakings pertaining to the Representation

A.
The Company undertakes to provide all information to the Trustee that is in its possession or that it can obtain regarding the identities of the Bondholders and the volumes of their holdings. Furthermore, the Trustee shall take action to obtain the said information pursuant to the authorities vested it by law.

B.
The Company undertakes to work in full cooperation with the Urgent Representation and the Trustee, to the extent required, for the purposes of carrying out the examinations they require and formulating the Urgent Representation's decision, and to forward all data and documents to the Urgent Representation that they shall require with regard to the Company, subject to the limitations of the Law and the signing of a confidentiality agreement. Without derogating from the general purport of that stated, and subject to the signing of a confidentiality agreement as stated, the Company shall deliver the relevant information to the Urgent Representation for the purpose of formulating its decision, which shall not include any misleading detail or be incomplete. Without derogating from that stated above, the forwarding of the information to the Bondholders and to the Urgent Representation, at the Trustee's reasonable discretion under the circumstances, shall not be deemed a breach of the duty of confidentiality.

C.
The Company shall bear the costs of the Urgent Representation, including costs of employing consultants and experts by the Urgent Representation or on its behalf and, for these purposes, the provisions of clause 25 of the Deed of Trust shall apply, mutatis mutandis.

4.	Liability

A.
The Urgent Representation shall take action and decide the matters delegated to it, at its absolute discretion, and shall not be liable, neither it nor any of its members, officers, employees or consultants, and the Company and the Bondholders hereby release them in relation to all allegations, demands and claims against them in respect of the exercise or the non-exercise of powers, authorities or discretion vested them pursuant to the Deed of Trust and this addendum, and in relation thereto, or from any other action they performed pursuant thereto, unless they had acted maliciously and/or with mala fides.

B.	The indemnity provisions prescribed in clause 26 of This Deed shall apply to the actions of the Members of the Urgent Representation and to anyone on their behalf, as if they were the Trustee.

5.
The Company shall publish an immediate report about the appointment of the Urgent Representation, the identities of its members and their authorities, and shall publish an additional immediate report about the resolutions of the Urgent Representation as stated.

Appendix B

12 Abba Hillel Silver Street Ramat-Gan 52506 Tel 972-3-7539700 Fax 972-3-7539710

June 29, 2017

Partner Communications Company Ltd.

Dear Mr./Ms.,

Re: Bond rating

We hereby inform you that S&P Maalot has assigned an 'ilA+' rating to new bonds issued to the public by Partner Communications Company Ltd. (ilA+/Stable) through the issue of a new series – Series F – at the inclusive volume of up to approximately NIS 300 million, par value.

Referring to this, we wish to emphasize that the rating for the bonds was determined, inter alia, on the basis of the updated draft shelf offering memorandum of June 28, 2017 and on the basis of the structure of the issue and the purpose of the issue that you furnished to us.

In any instance whereby the final shelf offering memorandum will include changes in the structure of the issue, the purpose of the issue and/or other changes, or in any instance whereby a material change occurs in any factor, and all, in a manner that is likely to affect the rating in any way whatsoever (hereinafter: "changes and additions"), S&P Maalot reserves its right to review the matter and to revise the said rating. Therefore, we ask that you inform us and forward written details to us in relation to all changes and additions.

The rating is valid for 60 days after the date of this letter; i.e., until August 28, 2017. The company must not include the rating in the shelf offering memorandum subsequent to this date without receiving our prior written approval.

Subject to that stated above, we agree to the rating report being included in the shelf offering memorandum in its entirety or by way of referral.

It is clarified that, for the purpose of assigning the rating, S&P Maalot examines solely the draft shelf offering memorandum and does not examine additional documents pertaining to the issue.

Sincerely,
S&P Maalot

www.maalot.co.il 1 of 1

Appendix C

July 19, 2017 301736

Partner Communications Company Ltd.
POB 435
Rosh Ha'Ayin 48103

Dear Mr./Ms.,

Re: Approval to list securities for trading on the TASE pursuant to a shelf offering memorandum

1.
Further to our approval in principle of 31.5.15, reference no. 246151, approval is hereby issued for the listing for trading of up to NIS 300,000,000 par value of Series F bonds being issued to the public.

2.	The validity of this approval is contingent upon the Series F bonds being listed for trading within 60 days of 19.7.17.

3.
This approval is being issued based on the shelf prospectus of 3.6.15, the validity of which was extended on 22.5.17 until 2.6.18, on the draft shelf offering memorandum of 4.7.17, correction sheets up until 19.7.17, and on the opinion of the law firm of Sherman & Sterling LLP of 18.7.17, which you furnished to us. This approval is subject to the requisite approvals pursuant to any law, subject to the fulfillment of the minimum dispersion of the public's holdings of the Series F bonds, subject to the value of the public's holdings of the Series F bonds not diminishing below NIS 36 million, subject to the payment of the TASE listing fee and subject to the fulfillment of all of the other conditions specified in the TASE regulations.

4.
This approval of the TASE should not be deemed confirmation of the details presented in the shelf offering memorandum or of their reliability or completeness, nor should it be deemed as expressing any opinion about the company or about the quality of the securities being offered in the shelf offering memorandum or about the price at which they are being offered.

5.	Please:

a.	mark any changes between the draft shelf offering memorandum that you issued to us and the final shelf offering memorandum;

c.	submit for our approval any amendment that you make to the shelf offering memorandum;

d.	issue a report to us, by the closing of the subscription list, which lists the breakdowns of the orders and the allotments among the various subscribers separately for the Series F bonds;

e.	upon the allotment of the securities, please contact us for the purpose of listing them for trading on the TASE.

Sincerely, The Tel-Aviv Stock Exchange Ltd.

The Tel-Aviv Stock Exchange Ltd.
2 Ahuzat Bayit St., Tel-Aviv 6525218 • POB 28060, Tel-Aviv 6129001 • Tel: 076-8160411, fax: 03-5105379
www.tase.co.il

Appendix D

Tel-Aviv, July 19, 2017

ISRAEL SECURITIES AUTHORITY
via Magna

Dear Mr./Ms.,

Re: Partner Communications Company Ltd. (hereinafter: "the Company") –
shelf offering memorandum of July 19, 2017

We hereby certify that all permits have been received that are required by law for the publishing of the Company's shelf offering memorandum of July 19, 2017.

Sincerely, _________________ Yaniv Cohen, Adv.

www.agmon-law.co.il	Jerusalem Malha Technology Garden, Bldg. 1, POB 4675, 9104601 | telephone: 02-5607607 | fax: 02-5639948 Tel-Aviv Electra Building, 98 Yigal Alon, 6789141 | telephone: 03-6078607 | fax: 03-6078666

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

Dated: July 19, 2017